Filed Pursuant to Rule 424(b)(4)
Commission File No. 333-142368

P R O S P E C T U S

33,000,000 Shares

VMware, Inc.

Class A Common Stock

$29.00 per share

We are selling 33,000,000 shares of Class A common stock. We have granted the underwriters an option to purchase up to 4,950,000 additional shares of Class A common stock from us to cover over-allotments.

This is the initial public offering of our Class A common stock. Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “VMW.”

EMC Corporation, or EMC, currently owns in excess of 99.9% of our outstanding common stock, and following this offering EMC will continue to be our controlling stockholder. Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. EMC will own 26,500,000 shares of Class A common stock and all 300,000,000 shares of Class B common stock, representing approximately 87% of our total outstanding shares of common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, the election of directors, conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. The holders of Class B common stock shall be entitled to 10 votes per share and the holders of Class A common stock shall be entitled to one vote per share. Therefore, EMC will hold approximately 98% of the combined voting power of our outstanding common stock upon completion of this offering.

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$29.000	$957,000,000
Underwriting Discount	$1.595	$52,635,000
Proceeds to VMware	$27.405	$904,365,000

The underwriters expect to deliver the shares to purchasers on or about August 17, 2007.

Citi	JPMorgan	Lehman Brothers

Credit Suisse	Merrill Lynch & Co.	Deutsche Bank Securities

August 13, 2007.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Through and including September 7, 2007 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of this offering, but does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our Class A common stock discussed under “Risk Factors.” Unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “VMware” refer to VMware, Inc. and its consolidated subsidiaries. Unless the context otherwise requires, the term “EMC” refers to our parent company, EMC Corporation, and its consolidated subsidiaries other than us.

Our Business

We are the leading provider of virtualization solutions. Our virtualization solutions represent a pioneering approach to computing that separates the operating system and application software from the underlying hardware to achieve significant improvements in efficiency, availability, flexibility and manageability. Our solutions enable organizations to aggregate multiple servers, storage infrastructure and networks together into shared pools of capacity that can be allocated dynamically, securely and reliably to applications as needed, increasing hardware utilization and reducing spending. We believe that the market opportunity for our virtualization solutions is large and expanding, with 24.6 million x86 servers and 489.7 million business client PCs installed worldwide as of December 2006. Our customer base includes 100% of the Fortune 100 and over 84% of the Fortune 1,000. Our customer base for our server solutions has grown to include 20,000 organizations of all sizes across numerous industries. We believe our solutions deliver significant economic value for customers, and many have adopted our solutions as the strategic and architectural foundation for their future computing initiatives.

In the eight years since the introduction of our first virtualization platform, we have expanded our offering with virtual infrastructure automation and management products to address distributed and heterogeneous infrastructure challenges such as system recoverability and reliability, backup and recovery, resource provisioning and management, capacity and performance management and desktop security. Our broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management.

We work closely with over 200 technology partners, including leading server, processor, storage, networking and software vendors. We have shared the economic opportunities surrounding virtualization with our partners by facilitating solution development through open application programming interfaces (APIs), formats and protocols and providing access to our source code and technology. The endorsement and support of our partners have further enhanced the awareness, reputation and adoption of our virtualization solutions.

We have developed a multi-channel distribution model to expand our presence and reach various segments of the market. We derive a significant majority of our revenues from our large indirect sales channel of more than 4,000 channel partners that include distributors, resellers, x86 system vendors and systems integrators. We believe that our partners benefit greatly from the sale of our solutions through additional services, software and hardware sales opportunities. We have trained a large number of partners and end users to deploy and leverage our solutions.

We have achieved strong financial performance to date, as demonstrated by our revenue growth. Our total revenues were $703.9 million in 2006 and $387.1 million in 2005, representing an increase of 82% in 2006. Software license revenues were $491.9 million in 2006 and $287.0 million in 2005, representing an increase of 71% in 2006.

The historical financial information we have included in this prospectus includes allocations of certain corporate functions historically provided to us by EMC, including tax, accounting, treasury, legal and human resources services and other general corporate expenses. These allocations were made based on estimates which are considered reasonable by our management. Our historical results are not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses would have been had we been an independent entity during the historical periods presented or what our results of operations, financial position, cash flows or costs and expenses will be in the future when we are a publicly traded, stand-alone company.

Industry Background

The introduction of x86 servers in the 1980s provided a low-cost alternative to mainframe and proprietary UNIX systems. The broad adoption of Windows and the emergence of Linux as server operating systems in the 1990s established x86 servers as the industry standard. The growth in x86 server and desktop deployments has introduced new operational risks and IT infrastructure challenges. These challenges include:

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Low Infrastructure Utilization.    Typical x86 server deployments achieve an average utilization of only 10% to 15% of total capacity, according to International Data Corporation (IDC), a market research firm. Organizations typically run one application per server to avoid the risk of vulnerabilities in one application affecting the availability of another application on the same server.

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Increasing Physical Infrastructure Costs.    The operational costs to support growing physical infrastructure have steadily increased. Most computing infrastructure must remain operational at all times, resulting in power consumption, cooling and facilities costs that do not vary with utilization levels.

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Increasing IT Management Costs.    As computing environments become more complex, the level of specialized education and experience required for infrastructure management personnel and the associated costs of such personnel have increased. Organizations spend disproportionate time and resources on manual tasks associated with server maintenance, and thus require more personnel to complete these tasks.

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Insufficient Failover and Disaster Protection.    Organizations are increasingly affected by the downtime of critical server applications and inaccessibility of critical end user desktops. The threat of security attacks, natural disasters, health pandemics and terrorism has elevated the importance of business continuity planning for both desktops and servers.

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Desktop Management and Security.    Managing and securing enterprise desktops present numerous challenges. Controlling a distributed desktop environment and enforcing management, access and security policies without impairing users’ ability to work effectively is complex and expensive. Numerous patches and upgrades must be continually applied to desktop environments to eliminate security vulnerabilities.

Virtualization was first introduced in the 1970s to enable multiple business applications to share and fully harness the centralized computing capacity of mainframe systems. Virtualization was effectively abandoned during the 1980s and 1990s when client-server applications and inexpensive x86 servers and desktops established the model of distributed computing. Rather than sharing resources centrally in the mainframe model, organizations used the low cost of distributed systems to build up islands of computing capacity, providing some benefits but also introducing new challenges. In 1999, VMware introduced virtualization to x86 systems as a means to efficiently address many of these challenges and to transform x86 systems into general purpose, shared hardware infrastructure that offers full isolation, mobility and operating system choice for application environments.

We believe that the addressable market opportunity for our virtualization solutions is large and expanding. IDC estimates that less than one million of the 24.6 million x86 servers and less than five million of the 489.7 million business client PCs deployed worldwide are running virtualization software. We believe industry trends towards more powerful yet under-utilized multi-core servers and the increasing complexity of managing desktop environments will further accelerate the widespread adoption of virtualization for both server and desktop deployments.

Our Solution

Our virtualization solutions run on industry-standard servers and desktops and support a wide range of operating system and application environments, as well as networking and storage infrastructure. We have designed our solutions to function independently of the hardware and operating system to provide customers with a broad platform choice. Our solutions provide a key integration point for hardware and infrastructure management vendors to deliver differentiated value that can be applied uniformly across all application and operating system environments. Key benefits to our virtualization solutions include:

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Server Consolidation and Infrastructure Optimization.    Our solutions enable organizations to achieve significantly higher resource utilization by pooling common infrastructure resources and breaking the legacy “one application to one server” model.

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Physical Infrastructure Cost Reduction.    Through server consolidation and containment, our solutions reduce the required number of servers and other related infrastructure overhead. Organizations are able to significantly decrease physical infrastructure costs through reduced data center space, power and cooling requirements.

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Improved Operational Flexibility and Responsiveness.    We offer a set of automation and management solutions that reduce the amount of time IT professionals must spend on largely reactive tasks, such as provisioning, configuration, monitoring and maintenance. Additionally, as the need for physical infrastructure decreases, so does the need for the highly-specialized personnel required to manage and maintain such environments.

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Increased Application Availability and Improved Business Continuity.    Our solutions enable organizations to reduce both planned and unplanned downtime in their computing environments by allowing them to securely migrate entire virtual environments to separate servers or even data center locations without user interruption.

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Improved Desktop Manageability and Security.    Our desktop virtualization solutions allow IT organizations to efficiently control and secure desktop environments to end users regardless of their location, desktop hardware, operating system or business application access needs.

Our Competitive Strengths

We believe that the following competitive strengths position us well to maintain and extend our leadership in virtualization solutions:

•	leading technology and market position;

•	broad product portfolio;

•	open standards and choice of operating systems;

•	large installed base of customers;

•	strong partner network; and

•	robust global support operations and services.

Our Growth Strategy

Our objective is to extend our market leadership in virtualization solutions. To accomplish this objective, we intend to:

•	broaden our product portfolio;

•	enable choice for customers and drive standards;

•	expand our network of technology and distribution partners;

•	increase sales to existing customers and pursue new customers; and

•	increase market awareness and drive adoption of virtualization.

Risks that We Face

You should carefully consider the risks described under “Risk Factors” and elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our Class A common stock to decline and could result in a partial or total loss of your investment.

Our Relationship with EMC

We were acquired by EMC in January 2004, and prior to this offering we were operated as a wholly owned subsidiary of EMC. As a result, in the ordinary course of our business, we have received various services provided by EMC, including tax, accounting, treasury, legal and human resources services. EMC has also provided us with the services of a number of its executives and employees prior to this offering and will continue to do so after this offering.

EMC Will Be Our Controlling Stockholder.    Immediately following this offering and subject to the closing of the sales of our Class A common stock to Intel Capital Corporation and Cisco Systems, Inc. described below in “Recent Developments,” EMC will hold approximately 35% of our Class A common stock and 100% of our Class B common stock, representing approximately 87% of our outstanding common stock and 98% of the combined voting power of our outstanding common stock (approximately 86% of our outstanding common stock and 98% of the combined voting power of our outstanding common stock if the underwriters exercise in full their over-allotment option). As a result, EMC will continue to control us following the completion of this offering, and will be able to exercise control over all matters requiring stockholder approval, including the election of our directors and approval of significant corporate transactions.

Agreements Between EMC and Us.    We entered into several agreements with EMC prior to the completion of this offering, including a master transaction agreement, an administrative services agreement, a new tax sharing agreement, an intellectual property agreement, an employee benefits agreement, an insurance matters agreement and a real estate agreement. For a description of these agreements and the other agreements that we have entered into with EMC, read “Certain Relationships and Related Person Transactions—Relationship with EMC Corporation.”

Exchange Offer

In connection with the offering, we conducted a voluntary exchange offer pursuant to which we offered our eligible employees the ability to exchange their existing EMC options and restricted stock awards for options to purchase our Class A common stock and restricted stock awards of our Class A common stock, respectively, at an exchange ratio based upon EMC’s two-day weighted average trading price prior to the consummation of this offering and the initial public offering price of our Class A common stock. The exchange ratio was designed to preserve the intrinsic value of the tendered EMC awards. In this prospectus, we refer to this voluntary exchange offer as the “exchange offer.” We made the exchange offer to eligible employees for compensatory purposes. Our board of directors believes that ownership by our employees of options to purchase our Class A common stock and restricted stock awards of our Class A common stock received in the exchange offer will serve as an effective tool to encourage stock option and restricted stock recipients to act in the VMware stockholders’ interest by enabling the option recipients to have an economic stake in our success.

We and EMC commenced the exchange offer on July 9, 2007, prior to the effectiveness of our registration statement on Form S-4, in accordance with Rule 162 of the Securities Act of 1933, as amended, and Rule 13e-4(e)(2) of the Securities Exchange Act of 1934, as amended. We commenced the exchange offer on such date as was expected to cause the exchange offer to expire concurrently with the pricing of shares in this offering. We believe that the timing of the exchange offer relative to this offering, such that the initial value of the VMware options and restricted stock received by eligible employees in the exchange offer was based upon the initial offering price of shares in this offering, advanced the compensatory objectives of the exchange offer and that tying equity compensation to the initial offering price of shares provided eligible employees a strong incentive to participate in our potential growth from the time we become a public company. The exchange offer expired at 2:00 p.m. Eastern Time on August 13, 2007.

All of our employees in the United States who held EMC options and EMC restricted stock were eligible to participate in the exchange offer. Of the approximately 1,900 employees eligible to participate as of June 30, 2007, approximately 1,700 participated in the exchange. Eligible employees tendered approximately 4.7 million EMC restricted stock awards and approximately 11.0 million of EMC stock options in the exchange offer. Based on an initial public offering price of $29.00 per share and an EMC two-day weighted average trading price of $17.74 (the average of the volume-weighted average price per share of EMC stock for the two days ended August 10, 2007), approximately 2.9 million shares of our Class A common stock in the form of restricted stock awards and approximately 6.7 million shares of our Class A common stock underlying options were granted in exchange for the tendered EMC awards. The unamortized fair value of the exchanged awards is approximately $96.0 million which will be recognized over their vesting periods.

To assist potential investors in understanding the potential impact of the exchange offer on earnings per share, we note that supplemental pro forma basic and supplemental pro forma diluted earnings per share amounts would have been $0.23 and $0.22 for the year ended December 31, 2006 and $0.11 and $0.11 for the three months ended March 31, 2007, respectively, assuming the following:

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Supplemental pro forma basic and diluted earnings per share data assumes actual pre-tax income and net income are reduced by $89,000 and $56,000, respectively, for the year ended December 31, 2006, to reflect the impact of the amortization of the incremental stock compensation expense resulting from the exchange offer.

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Supplemental pro forma basic weighted average shares data assumes the issuance and sale of the full 37,950,000 shares of our Class A common stock (assuming the over-allotment option is exercised in full) had occurred January 1, 2006. Supplemental pro forma basic weighted average shares also assumes the issuance and sale of 9,500,000 shares of our Class A common stock to Intel Capital (described below under “Recent Developments”) had occurred January 1, 2006. (This differs from the basic pro forma per share data presented under “Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and the consolidated financial statements. That presentation includes only the incremental number of shares necessary to be sold to fund the amount of the April 2007 dividend to EMC in excess of the most recent twelve month’s earnings.) The calculation includes the exercise of the over-allotment option to provide potential investors the ability to understand the maximum amount of dilution that may occur as a result of this offering and the exchange offer. This assumption varies from other pro forma amounts shown in other parts of the prospectus that give effect to the offering in which the over-allotment option is not assumed to be exercised.

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Supplemental pro forma diluted earnings per share amounts assume (1) the issuance and sale of the Class A common stock (pursuant to this offering and to the Intel investment) on the terms described above and (2) the consummation of the exchange offer on the terms described above.

This compares to reported basic and diluted earnings per share of $0.26 and $0.26 for the year ended December 31, 2006 and $0.12 and $0.12 for the three months ended March 31, 2007, respectively.

Recent Developments

VMware and Intel Corporation, or Intel, have had an ongoing strategic relationship. VMware’s base virtualization platform virtualizes Intel architecture. Intel Capital Corporation, or Intel Capital, the global investment arm of Intel, has agreed to invest $218.5 million in our Class A common stock at $23.00 per share, subject to the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, and the satisfaction of other customary closing conditions. Upon the closing of the investment, Intel Capital will own 9.5 million shares, or approximately 12.6%, of our Class A common stock to be outstanding after this offering and approximately 2.5% of our total common stock which will then be outstanding, which shares will represent less than 1% of the combined voting power of our outstanding common stock. Pursuant to Intel Capital’s proposed investment, at the later of the closing of the investment, and the earlier of the completion of this offering and September 30, 2007, our board of directors will appoint a new board member, an Intel executive to be designated by Intel and acceptable to our board. We have also entered into an investor rights agreement with Intel Capital pursuant to which Intel Capital will have certain registration and other rights as a holder of our Class A common stock. See “Description of Capital Stock.” In addition, we and Intel have entered into a routine and customary collaboration partnering agreement that expresses the parties’ intent to continue to expand their cooperative efforts around joint development, marketing and industry initiatives. Intel’s investment is intended to foster strengthened intercompany collaboration towards accelerating VMware virtualization product adoption on Intel architecture and reinforcing the value of virtualization technology for customers.

In July 2007, Cisco Systems, Inc., or Cisco, agreed to purchase 6.0 million shares of our Class A common stock from EMC at $25.00 per share for an aggregate purchase price of $150.0 million, subject to the expiration of the applicable waiting period under the HSR Act, the closing of this offering and the satisfaction of other customary closing conditions. We will not receive any proceeds from this sale. Upon the closing of the purchase, the shares owned by Cisco will represent approximately 8.0% of our Class A common stock to be outstanding after this offering and approximately 1.6% of our total common stock which will then be outstanding, which shares will represent less than 1% of the combined voting power of our outstanding common stock. We have agreed to consider the appointment of a Cisco executive to our board of directors at a future date. We have also entered into an investor rights agreement with Cisco pursuant to which Cisco will have certain registration rights as a holder of our Class A common stock. In addition, we and Cisco have entered into a routine and customary collaboration partnering agreement that expresses the parties’ intent to expand cooperative efforts around joint development, marketing, customer and industry initiatives. Cisco’s purchase is intended to strengthen intercompany collaboration towards accelerating customer adoption of VMware virtualization products with

Cisco networking infrastructure and the development of customer solutions that address the intersection of virtualization and networking technologies. Through improved coordination and integration of networking and virtualized infrastructure, the companies intend to foster solutions that deliver enhanced data center optimization and extend the benefits of virtualization beyond the data center to remote offices and end-user desktops.

These transactions will not cause any change to VMware’s continued operation under our rules of engagement with respect to open industry partnerships and confidentiality principles that we publish to our technology partners.

In June 2007, VMware adopted the 2007 Equity and Incentive Plan, which provides for the granting of stock options or other stock-based awards, including awards of restricted stock. Through August 13, 2007, VMware’s Compensation and Corporate Governance Committee made broad-based grants to issue approximately 37.1 million stock options and approximately 538,000 restricted stock units. These awards have a fair value of approximately $272.0 million, which will be recognized over the awards’ vesting periods, resulting in incremental equity-based compensation expense through 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Equity-based Compensation.”

Our second quarter ended on June 30, 2007. Although our financial statements for the quarter ended June 30, 2007 are not yet complete and it is possible that the actual results may vary from the information set forth below, the data below reflects our results based on currently available information. Set forth below is a summary and discussion of our unaudited results for the three and six months ended June 30, 2007 and 2006. The unaudited financial information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of this information. The results of operations for the three and six months ended June 30, 2007 and 2006 are not necessarily indicative of the results to be expected for the entire fiscal year.

All dollar amounts below in this Recent Developments section are in millions.

	For the Three Months Ended		For the Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenues:
License	$204.0	$113.3	$373.6	$203.6
Services	92.8	43.1	181.9	81.9

Total revenues	296.8	156.4	555.5	285.5

Gross profit(1)	248.0	129.8	462.7	236.9
Operating income(2)	46.7	25.8	93.1	56.1
Net income	34.2	15.2	75.3	35.7
Deferred revenue (current and non-current)	415.6	198.9	415.6	198.9

(1)	Includes stock-based compensation, acquisition-related intangible amortization and capitalized software development costs amortization, as indicated in the table below.

	For the Three Months Ended		For the Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Gross profit
Stock-based compensation	$1.0	$0.6	$1.5	$1.0
Acquisition-related intangible amortization	5.2	5.4	10.4	10.8
Capitalized software development costs amortization	8.7	3.6	16.7	6.4

(2)	Includes stock-based compensation, acquisition-related intangible amortization and capitalized software development costs amortization, and excludes capitalized software development costs, as indicated in the table below.

	For the Three Months Ended		For the Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Operating Income
Stock-based compensation not capitalized	$16.0	$12.0	$27.6	$18.4
Acquisition-related intangible amortization	6.3	6.3	12.6	12.6
Capitalized software development costs amortization	8.7	3.6	16.7	6.4
Total capitalized software development costs	(4.4)	(13.4)	(12.0)	(31.1)
Stock-based compensation included in total capitalized software development costs above	0.5	3.4	1.5	8.7

Total revenues for the three months ended June 30, 2007 were $296.8 compared to $156.4 for the three months ended June 30, 2006, representing an increase of $140.4 or 90%. Total revenues for the six months ended June 30, 2007 were $555.5 compared to $285.5 for the six months ended June 30, 2006, representing an increase of $270.0 or 95%.

License revenues for the three months ended June 30, 2007 were $204.0 compared to $113.3 for the three months ended June 30, 2006, representing an increase of $90.7 or 80%. License revenues for the six months ended June 30, 2007 were $373.6 compared to $203.6 for the six months ended June 30, 2006, representing an increase of $170.0 or 83%. The increase in license revenues for both periods was the result of an increase in sales volume resulting from greater demand for our virtualization product offerings, driven primarily by greater acceptance of virtualization as part of an organization’s IT infrastructure and expansion of our indirect channel partner network, which grew by over 600 new partners in the second quarter of 2007 and 1,000 new partners in the first half of 2007.

Service revenues for the three months ended June 30, 2007 were $92.8 compared to $43.1 for the three months ended June 30, 2006, representing an increase of $49.7 or 115%. Service revenues for the six months ended June 30, 2007 were $181.9 compared to $81.9 for the six months ended June 30, 2006, representing an increase of $100.0 or 122%. The increase in service revenues for both periods relates to the increase in our software maintenance contracts, which increased in response to our increase in license revenues, and also growth in our professional service offerings from increasing demand for design and implementation services resulting from the broadening usage of our products in our end-user customers’ organizations.

Operating income for the three months ended June 30, 2007 was $46.7 compared to $25.8 for the three months ended June 30, 2006, representing an increase of $20.9 or 81%. Operating income for the six months ended June 30, 2007 was $93.1 compared to $56.1 for the six months ended June 30, 2006, representing an increase of $37.0 or 66%. The increase in operating income for the three and six months ended June 30, 2007 was due primarily to our revenue growth in 2007, partially offset by higher operating expenses. The higher operating expenses for the three and six months ended June 30, 2007 primarily arose from increases in headcount to support the growth of the business and associated costs such as travel, occupancy costs and equity-related compensation. In addition, increased amortization of software development costs contributed to the expense increase.

Net income for the three months ended June 30, 2007 was $34.2 compared to $15.2 for the three months ended June 30, 2006, representing an increase of $19.0 or 125%. Net income for the six months ended June 30, 2007 was $75.3 compared to $35.7 for the six months ended June 30, 2007, representing an increase of $39.6 or 111%. The increase in net income for both periods was primarily attributable to higher operating income and reduced income tax rates, partially offset by increased interest expense.

Corporate Facts

We were incorporated in Delaware in 1998 and have operated, in large part, as an independent entity since our inception. Since our acquisition by EMC in January 2004, we have been operated as a wholly owned subsidiary of EMC. Our headquarters are located at 3401 Hillview Avenue, Palo Alto, California 94304 and our phone number is (650) 427-5000. Our website is www.vmware.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus.

VMware is our registered trademark. The VMware logo is our trademark. This prospectus also includes tradenames, trademarks and service marks of other companies and organizations. Throughout this prospectus, references to “desktops” refer to various common types of personal computers, including desktops, laptops, and notebooks among others, and references to “business client PCs” refer to desktops used by business users.

THE OFFERING

Class A common stock offered by us	33,000,000 shares

Class A common stock to be outstanding after this offering

75,120,000 shares, including 9,500,000 shares to be issued to Intel Capital, subject to the closing of the Intel investment, 120,000 shares of restricted Class A common stock held by our non-employee directors and 26,500,000 shares to be held by EMC(1)

Class B common stock to be outstanding after this offering	300,000,000 shares, all of which are held by EMC(1)

Total common stock to be outstanding after this offering	375,120,000 shares

Voting rights

Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, conversion, the election of directors, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. The holders of Class B common stock are entitled to 10 votes per share, and the holders of Class A common stock are entitled to one vote per share. The holders of Class B common stock, voting separately as a class, are entitled to elect 80% of the total number of the directors on our board of directors which we would have if there were no vacancies on our board of directors at the time. Subject to any rights of any series of preferred stock to elect directors, the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, are entitled to elect the remaining directors on our board of directors, which at no time will be less than one director. Each share of Class B common stock is convertible into one share of Class A common stock at any time. See “Description of Capital Stock.”

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $897.4 million ($1,033.0 million if the underwriters exercise in full their over-allotment option), based on the initial public offering price of $29.00 per share. We intend to use these net proceeds to repay approximately $350.0 million of intercompany indebtedness owed to EMC incurred to fund a dividend to EMC, to purchase from EMC our new headquarter facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which totaled approximately $127.0 million as of June 30, 2007, and for working capital and other general corporate purposes, including to finance our growth, develop new products, fund capital expenditures and potential acquisitions. See “Use of Proceeds.”

Listing	Our Class A common stock has been authorized for listing on the New York Stock Exchange.

Proposed symbol	“VMW”

(1)	EMC’s ownership of our Class A and Class B common stock will represent approximately 87% of our total outstanding shares of common stock and 98% of the combined voting power of our outstanding common stock following this offering. Subject to the closing of the sale of Class A common stock to Cisco by EMC, 6,000,000 shares will be held by Cisco.

Unless otherwise stated, the number of shares of Class A and Class B common stock outstanding immediately after this offering is based upon the offering of 33,000,000 shares of Class A common stock pursuant to this offering, 9,500,000 shares of Class A common stock to be acquired by Intel Capital (as described above under “Recent Developments”), 6,000,000 shares of Class A common stock to be acquired by Cisco from EMC (as described under “Recent Developments”), 120,000 shares of restricted Class A common stock held by our non-employee directors from the exercise of options, 26,500,000 shares of Class A common stock and 300,000,000 shares of Class B common stock held by EMC and excludes 79,880,000 shares of Class A common stock reserved for issuance under our 2007 Equity and Incentive Plan, including:

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35,679,411 shares of Class A common stock issuable upon the exercise of stock option awards granted in June and July 2007 with an exercise price of $23.00 per share, 365,740 shares of Class A common stock issuable upon the exercise of stock option awards granted in July 2007 with an exercise price of $25.00 per share, 975,590 shares of Class A common stock issuable upon the exercise of stock option awards granted in August 2007 with an exercise price of $29.00 per share and 537,676 shares of our Class A common stock deliverable upon the vesting of restricted stock units;

•	6,731,619 shares of Class A common stock with a weighted average exercise price of $19.94 issuable upon the exercise of stock option awards granted pursuant to the exchange offer; and

•	2,872,107 shares of Class A common stock deliverable upon the vesting of restricted stock units granted pursuant to the term of the exchange offer.

Unless otherwise stated, all information in this prospectus assumes the underwriters do not exercise their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The data for the years ended December 31, 2006 and 2005 and the period from January 9, 2004 to December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The data for the three months ended March 31, 2007 and 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and, in the opinion of management, the statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial information set forth in these statements. On January 8, 2004, all of our capital stock was purchased by EMC. The acquisition was accounted for as a purchase; accordingly, our assets and liabilities were adjusted to their fair market values. Prior to the acquisition by EMC, our fiscal year ended on January 31. In connection with the acquisition, our fiscal year end was changed to December 31 to conform to EMC’s year end. The data for the fiscal year ended January 31, 2003 was derived from the audited consolidated financial statements of our predecessor, which are not included in this prospectus. The data for the period from February 1, 2003 to January 8, 2004 was derived from the unaudited consolidated financial statements of our predecessor, which are not included in this prospectus. As a result of our acquisition by EMC and the resulting change in basis, the results of operations and financial position of our predecessor are not comparable with our results of operations and financial position following our acquisition by EMC.

Our consolidated financial statements include allocations of certain corporate functions provided to us by EMC, including general corporate expenses. These allocations were made based on estimates of effort or resources incurred on our behalf and which are considered reasonable by management. Additionally, certain other costs incurred by EMC for our direct benefit, such as rent, salaries and benefits have been included in our financial statements.

The financial statements included in this prospectus may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

	Successor Company					Predecessor Company
	Three Months Ended March 31,		Years Ended December 31,		Period from January 9, 2004 to December 31, 2004	Period from February 1, 2003 to January 8, 2004	Year Ended January 31, 2003
	2007 2006		2006(1)	2005
	(in thousands, except per share amounts)					(in thousands)
Summary of Operations:
Revenues:
License(2)	$169,557	$90,300	$491,902	$287,006	$178,873	$61,980	$31,216
Services(2)	89,138	38,777	212,002	100,068	39,883	12,220	—

Total revenues	258,695	129,077	703,904	387,074	218,756	74,200	31,216

Costs of revenues:
Cost of license revenues(2)(3)	20,556	12,405	59,202	40,340	32,811	3,449	5,596
Cost of services revenues(2)(3)	23,468	9,599	64,180	24,852	12,625	4,770	—

	44,024	22,004	123,382	65,192	45,436	8,219	5,596

Gross profit	214,671	107,073	580,522	321,882	173,320	65,981	25,620

Operating expenses:
Research and development(3)	54,958	22,335	148,254	72,561	43,900	25,382	15,788
Sales and marketing(3)	86,707	42,566	238,327	124,964	59,976	23,028	12,457
General and administrative(3)	26,624	11,847	69,602	30,762	19,037	11,539	4,168
In-process research and development	—	—	3,700	—	15,200	—	—

Operating income (loss)	46,382	30,325	120,639	93,595	35,207	6,032	(6,793)
Investment income	2,977	340	3,271	3,077	53	463	554
Other income (expense), net	59	(348)	(1,363)	(1,332)	(110)	(27)	—

Income (loss) before taxes	49,418	30,317	122,547	95,340	35,150	6,468	(6,239)
Income tax provision(4)	8,338	9,981	36,832	28,565	18,369	1,848	145

Income (loss) before cumulative effect of change in accounting principle	41,080	20,336	85,715	66,775	16,781	4,620	(6,384)
Cumulative effect of a change in accounting principle (net of tax)	—	175	175	—	—	—	—

Net income (loss)	$41,080	$20,511	$85,890	$66,775	$16,781	$4,620	$(6,384)

Net income per weighted average share, basic and diluted for Class A and Class B	$0.12	$0.06	$0.26	$0.20	$0.05	N/A	N/A
Weighted average shares, basic and diluted for Class A and Class B	332,500	332,500	332,500	332,500	332,500	N/A	N/A
Pro forma basic and diluted earnings per share for Class A and Class B (5)	$0.11		$0.24
Pro forma weighted average shares, basic and diluted for Class A and Class B	358,003		358,003

	As of March 31, 2007
	Actual	Pro Forma (6)	Pro Forma As Adjusted(7)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$258,468	$479,728	$900,093
Working capital	3,448	221,948	642,313
Total assets	1,244,317	1,465,577	2,012,942
Total debt	800,000	800,000	450,000
Redeemable common stock	—	218,500	—
Total stockholders’ equity (deficit)(8)	(183,493)	(183,493)	932,372

(1)	In June 2006, we acquired all of the outstanding shares of Akimbi Systems, Inc. See Note B to the consolidated financial statements included elsewhere in this prospectus.

(2)	The Company did not separate its revenues or cost of revenues between license and services for the year ended January 31, 2003. For purposes of this presentation, the total revenues and total cost of revenues for such period have been presented as license revenues and cost of license revenues, respectively.

(3)	Includes stock-based compensation, acquisition-related intangible amortization and capitalized software development costs amortization, and excludes capitalized software development costs, as indicated in the table below.

	Successor Company					Predecessor Company
	Three Months Ended March 31,		Year Ended December 31,		Period from January 9, 2004 to December 31, 2004	Period from February 1, 2003 to January 8, 2004	Year Ended January 31, 2003
	2007	2006	2006	2005
Cost of license revenues
Stock-based compensation	$36	$14	$99	$—	$—	$—	$—
Acquisition-related intangible amortization	5,215	5,387	21,840	23,357	25,487	—	—
Capitalized software development costs amortization	7,987	2,769	22,299	6,159	1,317	—	—

Cost of services revenues						—	—
Stock-based compensation	494	395	2,384	1,299	1,061	—	—

Research and development
Stock-based compensation not capitalized	6,392	2,225	26,342	14,656	10,292	—	—
Total capitalized software development costs	(7,599)	(17,671)	(43,012)	(25,103)	(8,155)	—	—
Stock-based compensation included in total capitalized software development costs above	927	5,329	10,489	3,545	—	—	—

Sales and marketing
Stock-based compensation	2,944	1,840	12,020	5,341	4,672	—	—
Acquisition-related intangible amortization	577	544	2,188	1,785	—	—	—

General and administrative
Stock-based compensation	1,778	1,995	10,381	5,775	3,518	—	—
Acquisition-related intangible amortization	493	374	1,494	1,000	773	—	—

(4)

The income tax effect of stock-based compensation, acquisition-related intangible amortization, capitalized software development costs and amortization of capitalized software development costs was $5,144, $(167), $18,042, $9,567, $9,083, $— and $— for the three months ended March 31, 2007 and 2006, the years ended

December 31, 2006 and 2005, the period from January 9, 2004 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(5)	Unaudited pro forma per share data gives effect, in the weighted average shares used in the calculation, to the additional 25.5 million shares, which, when multiplied by the offering price of $29.00 per share, and after giving effect to a pro rata allocation of offering costs, would have been required to be issued to generate proceeds sufficient to pay the portion of the $800,000 dividend declared in April 2007 (see Note M to the consolidated financial statements included elsewhere in this prospectus) that exceeded the most recent twelve months’ net earnings.

(6)	The pro forma balance sheet data gives effect to (i) the issuance and sale of 9,500,000 shares of our Class A common stock to Intel Capital for proceeds of $218,500. Pursuant to the terms of the investor rights agreement with Intel Capital, in the event we do not complete an underwritten public offering with an aggregate price to the public of at least $250,000 on or before December 31, 2007, Intel Capital may require us to repurchase the Class A common stock that it holds. The pro forma balance sheet data gives effect to the investment as redeemable common stock due to this repurchase feature and (ii) 120,000 shares of restricted Class A common stock held by our non-employee directors from the exercise of options for proceeds of $2,760. For accounting purposes, the 120,000 shares of restricted Class A common stock held by our non-employee directors are not considered to be outstanding as the shares have not yet vested. Therefore, they are not included in total stockholders’ equity (deficit).

(7)	The pro forma as adjusted balance sheet data gives effect to (i) the issuance and sale of 9,500,000 shares of our Class A common stock to Intel Capital for proceeds of $218,500, (ii) 120,000 shares of restricted Class A common stock held by our non-employee directors from the exercise of options for proceeds of $2,760. For accounting purposes, the 120,000 shares of restricted Class A common stock held by our non-employee directors are not considered to be outstanding as the shares have not yet vested. Therefore, they are not included in total stockholders’ equity (deficit), (iii) the reclassification of the capital proceeds of $218,500 from the Intel sale from redeemable common stock to permanent equity since the redemption feature described above lapses upon completion of this offering, (iv) the issuance and sale of 33,000,000 shares of our Class A common stock in this offering at an initial public offering price of $29.00 per share, (v) the repayment of $350,000 of principal amount of the $800,000 intercompany note we incurred to fund a dividend to EMC, (vi) the purchase from EMC of our new headquarters facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which totaled approximately $127,000 as of June 30, 2007, and (vii) the deduction of estimated underwriting discounts and offering expenses payable by us.

(8)	The stockholders’ equity (deficit) as of March 31, 2007, gives retroactive effect to the $800,000 dividend paid to EMC in the form of a note in April 2007. See Note M to the financial statements.

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our Class A common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our Class A common stock could decline and you might lose all or part of your investment in our Class A common stock. You should also refer to the other information set forth in this prospectus, including “Forward-Looking Statements” and our consolidated financial statements and the related notes.

Risks Related to Our Business

The virtualization products and services we sell are based on an emerging technology and therefore the potential market for our products remains uncertain.

The virtualization products and services we develop and sell are based on an emerging technology platform and our success depends on organizations and customers perceiving technological and operational benefits and cost savings associated with adopting virtualization solutions. Our relatively limited operating history and the relatively limited extent to which virtualization solutions have been currently adopted may make it difficult to evaluate our business because the potential market for our products remains uncertain. To the extent that the virtualization market develops more slowly or less comprehensively than we expect, our revenue growth rates may slow materially or our revenue may decline substantially.

We expect to face increasing competition that could result in a loss of customers, reduced revenues or decreased profit margins.

The market for our products is competitive and we expect competition to significantly intensify in the future. For example, Microsoft currently provides products that compete with some of our entry-level offerings and has announced its intention to provide products that will compete with some of our enterprise-class products in the future. We also face competition from other companies, including several recent market entrants. Existing and future competitors may introduce products in the same markets we serve or intend to serve, and competing products may have better performance, lower prices, better functionality and broader acceptance than our products. Many of our current or potential competitors also have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. This competition could result in increased pricing pressure and sales and marketing expenses, thereby materially reducing our profit margins, and could harm our ability to increase, or cause us to lose, market share. Increased competition also may prevent us from entering into or renewing service contracts on terms similar to those that we currently offer.

Some of our competitors and potential competitors supply a wide variety of products to, and have well-established relationships with, our current and prospective end users. Some of these competitors have in the past and may in the future take advantage of their existing relationships to engage in business practices that make our products less attractive to our end users. For example, Microsoft has recently implemented distribution arrangements with x86 system vendors and independent software vendors, or ISVs, related to certain of their operating systems that only permit the use of Microsoft’s virtualization format and do not allow the use of our corresponding format. Microsoft has also recently implemented pricing policies that require customers to pay additional license fees based on certain uses of virtualization technology. These distribution and licensing restrictions, as well as other business practices that may be adopted in the future by our competitors, could materially impact our prospects regardless of the merits of our products. In addition, competitors with existing relationships with our current or prospective end users could in the future integrate competitive capabilities into their existing products and make them available without additional charge.

We also face potential competition from our partners. For example, third parties currently selling our products could build and market their own competing products and services or market competing products and services of third parties. If we are unable to compete effectively, our growth and our ability to sell products at profitable margins could be materially and adversely affected.

Industry alliances or consolidation may result in increased competition.

Some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive virtualization solution than they individually had offered. We expect these trends to continue as companies attempt to strengthen or maintain their market positions in the evolving virtualization infrastructure industry. Many of the companies driving this trend have significantly greater financial, technical and other resources than we do and may be better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible combinations may create more compelling product offerings and be able to offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. These pressures could result in a substantial loss of customers or a reduction in our revenues.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and may result in our operating results falling below expectations or our guidance, which could cause the price of our Class A common stock to decline.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. In addition, a significant portion of our quarterly sales typically occurs during the last month of the quarter, which we believe generally reflects customer buying patterns for enterprise technology. As a result, our quarterly operating results are difficult to predict even in the near term. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock would likely decline substantially.

In addition, factors that may affect our operating results include, among others:

•	fluctuations in demand, adoption, sales cycles and pricing levels for our products and services;

•	changes in customers’ budgets for information technology purchases and in the timing of their purchasing decisions;

•	the timing of recognizing revenue in any given quarter as a result of software revenue recognition policies;

•	the sale of our products in the timeframes we anticipate, including the number and size of orders in each quarter;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer demand, certification requirements and technical requirements;

•	the timing of the announcement or release of products or upgrades by us or by our competitors;

•	our ability to implement scalable internal systems for reporting, order processing, license fulfillment, product delivery, purchasing, billing and general accounting, among other functions;

•	our ability to control costs, including our operating expenses;

•	our ability to attract and retain highly skilled employees, particularly those with relevant experience in software development and sales; and

•	general economic conditions in our domestic and international markets.

If operating system and hardware vendors do not cooperate with us or we are unable to obtain early access to their new products, or access to certain information about their new products to ensure that our solutions interoperate with those products, our product development efforts may be delayed or foreclosed.

Our products interoperate with Windows, Linux and other operating systems and the hardware devices of numerous manufacturers. Developing products that interoperate properly requires substantial partnering, capital investment and employee resources, as well as the cooperation of the vendors or developers of the operating systems and hardware. Operating system and hardware vendors may not provide us with early access to their technology and products, assist us in these development efforts or share with or sell to us any APIs, formats, or protocols we may need. If they do not provide us with the necessary early access, assistance or proprietary technology on a timely basis, we may experience product development delays or be unable to expand our products into other areas. To the extent that software or hardware vendors develop products that compete with ours or those of EMC, they may have an incentive to withhold their cooperation, decline to share access or sell to us their proprietary APIs, protocols or formats or engage in practices to actively limit the functionality, or compatibility, and certification of our products. In addition, hardware or operating system vendors may fail to certify or support or continue to certify or support, our products for their systems. If any of the foregoing occurs, our product development efforts may be delayed or foreclosed and our business and results of operations may be adversely affected.

We rely on distributors, resellers, x86 system vendors and systems integrators to sell our products, and our failure to effectively develop, manage or prevent disruptions to our distribution channels and the processes and procedures that support them could cause a reduction in the number of end users of our products.

Our future success is highly dependent upon maintaining and increasing the number of our relationships with distributors, resellers, x86 system vendors and systems integrators. By relying on distributors, resellers, x86 system vendors and systems integrators, we may have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements, estimate end user demand and respond to evolving customer needs.

Recruiting and retaining qualified channel partners and training them in the use of our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to expand and improve our processes and procedures that support our channel, including our investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. We generally do not have long-term contracts or minimum purchase commitments with our distributors, resellers, x86 system vendors and systems integrators, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential channel partners to favor products of our competitors or to prevent or reduce sales of our products. Our channel partners and x86 system vendors may choose not to offer our products exclusively or at all. Our failure to maintain and increase the number of relationships with channel partners would likely lead to a loss of end users of our products which would result in us receiving lower revenues from our channel partners. One of the Company’s distribution agreements is with Ingram Micro, which accounted for 29% of our revenues in 2006. The agreement with Ingram Micro under which the Company receives the substantial majority of its Ingram Micro revenues is terminable by either party upon 90 days’ prior written notice to the other party, and neither party has any obligation to purchase or sell any products under the agreement. The terms of this agreement between Ingram Micro and us are substantially similar to the terms of the agreements we have with other distributors, except for certain differences in shipment and payment terms, indemnification obligations and product return rights. While we believe that we have in place, or would have in place by the date of any such termination, agreements with other distributors sufficient to maintain our revenues from distribution, if we were to lose Ingram Micro’s distribution services, such loss could have a negative impact on our results of operations until such time as we arrange to replace these distribution services with the services of existing or new distributors. We believe that we could replace the revenues earned from Ingram Micro’s distribution services in a relatively short period after a loss of these services and that the negative impact on our results of operations due to such a loss would be short-term.

The concentration of our product sales among a limited number of distributors increases our potential credit risk and could cause significant fluctuations or declines in our product revenues.

As of December 31, 2006, approximately 28% and 11%, and as of December 31, 2005, approximately 30% and 11%, of our total accounts receivable outstanding were from two distributors. We anticipate that sales of our products to a limited number of distributors will continue to account for a significant portion of our total product revenues for the foreseeable future. The concentration of product sales among certain distributors increases our potential credit risks. One or more of these distributors could delay payments or default on credit extended to them. Any significant delay or default in the collection of significant accounts receivable could result in an increased need for us to obtain working capital from other sources, possibly on worse terms than we could have negotiated if we had established such working capital resources prior to such delays or defaults. Any significant default could result in a negative impact on our results of operations.

We are dependent on our existing management and our key development personnel, and the loss of key personnel may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our existing management. We are also substantially dependent on the continued service of our key development personnel for product innovation. We generally do not have employment or non-compete agreements with our existing management or development personnel and, therefore, they could terminate their employment with us at any time without penalty and could pursue employment opportunities with any of our competitors. The loss of key employees could seriously harm our ability to release new products on a timely basis and could significantly help our competitors.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and senior sales executives. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the stock options, restricted stock grants or other equity-based compensation they are to receive in connection with their employment. A decline in the value of our stock after this offering could adversely affect our ability to attract or retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. As such, despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, we rely on contractual and license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights, in part because we rely on “click-wrap” and “shrink-wrap” licenses in some instances.

Detecting and protecting against the unauthorized use of our products, technology and proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition, and there is no guarantee that we would be successful. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to protecting their technology or intellectual property rights than do we. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which could result in a substantial loss of our market share.

We provide access to our hypervisor and other selected source code to partners, which creates additional risk that our competitors could develop products that are similar or better than ours.

Our success and ability to compete depend substantially upon our internally developed technology, which is incorporated in the source code for our products. We seek to protect the source code, design code, documentation and other written materials for our software, under trade secret and copyright laws. However, we have chosen to provide access to our hypervisor and other selected source code to more than 35 of our partners for co-development, as well as for open APIs, formats and protocols. Though we generally control access to our source code and other intellectual property, and enter into confidentiality or license agreements with such partners, as well as with our employees and consultants, our safeguards may be insufficient to protect our rights to our technology. Our protective measures may be inadequate, especially because we may not be able to prevent our partners, employees or consultants from violating any agreements or licenses we may have in place or abusing their access granted to our source code. Improper disclosure or use of our source code could help competitors develop products similar to or better than ours.

Claims by others that we infringe their proprietary technology could force us to pay damages or prevent us from using certain technology in our products.

Third parties could claim that our products or technology infringe their proprietary rights. This risk may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even one without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business, operating results and financial condition. Third parties may also assert infringement claims against our customers and channel partners. Any of these claims could require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and channel partners from claims of infringement of proprietary rights of third parties in connection with the use of our products. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or channel partners, which could materially reduce our income.

Our use of “open source” software could negatively affect our ability to sell our products and subject us to possible litigation.

A significant portion of the products or technologies acquired, licensed or developed by us may incorporate so-called “open source” software, and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, “Apache-style” licenses, “Berkeley Software Distribution,” “BSD-style” licenses and other open source licenses. We monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend. Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use such that we have not triggered any such conditions, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations regarding our products and technologies. For example, we may be subjected to certain conditions, including requirements that we offer our products that use the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and/or that we license such modifications or derivative works under the terms of the particular open source license.

If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. If our defenses were not successful, we could be subject to significant damages, enjoined from the distribution of our products that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenue is difficult to predict. Our sales efforts involve educating our customers about the use and benefit of our products, including their technical capabilities and potential cost savings to an organization. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, which typically lasts several months, and may last a year or longer. We spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our results could fall short of public expectations and our business, operating results and financial condition could be materially adversely affected.

Our current research and development efforts may not produce significant revenues for several years, if at all.

Developing our products is expensive. Our investment in research and development may not result in marketable products or may result in products that take longer to generate revenues, or generate less revenues, than we anticipate. Our research and development expenses were $148.3 million, or 21.1% of our total revenues in 2006, and $72.6 million, or 18.7% of our total revenues in 2005. Our future plans include significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

We may not be able to respond to rapid technological changes with new solutions and services offerings, which could have a material adverse effect on our sales and profitability.

The markets for our software solutions are characterized by rapid technological changes, changing customer needs, frequent new software product introductions and evolving industry standards. The introduction of third- party solutions embodying new technologies and the emergence of new industry standards could make our existing and future software solutions obsolete and unmarketable. We may not be able to develop updated products that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers or that interoperate with new or updated operating systems and hardware devices or certify our products to work with these systems and devices, and there is no assurance that any of our new offerings would be accepted in the marketplace. Significant reductions in server-related costs or the rise of more efficient infrastructure management software could also affect demand for our software solutions. As a result, we may not be able to accurately predict the lifecycle of our software solutions, and they may become obsolete before we receive the amount of revenues that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share in the virtualization software market could be materially adversely affected.

Our ability to sell our products is dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services could have a material adverse effect on our sales and results of operations.

Once our products are integrated within our customers’ hardware and software systems, our customers may depend on our support organization to resolve any issues relating to our products. A high level of support is critical for the successful marketing and sale of our products. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell our products to existing customers would be adversely affected, and our reputation with potential customers could be harmed. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. As a result, our failure to maintain high-quality support and services, or to adequately assist our channel partners in providing high-quality support and services, could result in customers choosing to use our competitors’ products instead of ours in the future.

Adverse economic conditions or reduced information technology spending may adversely impact our revenues.

Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers. The purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions, or a reduction in information technology spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including by lengthening sales cycles, lowering prices for our products and services and reducing unit sales.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results and financial condition.

In the future we may seek to acquire other businesses, products or technologies. However, we may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or may be viewed negatively by customers, financial markets or investors. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We have limited historical experience with the integration of acquired companies. There can be no assurance that we will be able to manage the integration of acquired businesses effectively or be able to retain and motivate key personnel from these businesses. Any difficulties we encounter in the integration process could divert management from day-to-day responsibilities, increase our expenses and have a material adverse effect on our business, financial condition and results of operations.

Operating in foreign countries subjects us to additional risks that may harm our ability to increase or maintain our international sales and operations.

In 2006, we derived approximately 44% of our revenue from customers outside the United States. We have sales and technical support personnel in numerous countries worldwide. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	difficulties in delivering support, training and documentation in certain foreign markets;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	increased exposure to foreign currency exchange rate risk;

•	reduced protection for intellectual property rights, including reduced protection from software piracy in some countries; and

•	difficulties in maintaining appropriate controls relating to revenue recognition practices.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales.

Our products are highly technical and may contain errors, which could cause harm to our reputation and adversely affect our business.

Our products are highly technical and complex and, when deployed, have contained and may contain errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

Our independent registered public accounting firm identified a material weakness in the design and operation of our internal controls as of December 31, 2006, which, if not remedied, could result in material misstatements in our financial statements in future periods.

Our independent registered public accounting firm reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2006 related to the capitalization of software development costs. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weakness resulted from a lack of adequate internal controls to ensure the timely identification and accumulation of costs once a project reaches technological feasibility under applicable accounting standards. The consolidated financial statements included in this prospectus reflect adjustments to properly state our capitalized software development costs for the periods included therein. Our independent registered public accounting firm was not engaged to audit the effectiveness of our internal control over financial reporting as of December 31, 2006. If such an evaluation had been performed, additional material weaknesses may have been identified.

Under Section 404 of the Sarbanes-Oxley Act of 2002 and the current rules of the Securities and Exchange Commission, or SEC, our management and auditors will be required to evaluate and report on the effectiveness of our internal control over financial reporting as of December 31, 2008. We believe we have a plan in place to remediate the material weakness by implementing additional formal policies, procedures and processes, hiring additional accounting personnel and increasing management review and oversight over the financial statement close process. We believe we had adequate controls in place at June 30, 2007 to remediate the material weakness and that there have not been and will not be any material costs associated with such remediation. If our remediation is insufficient to address the material weakness, or if additional material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and the price of our common stock may decline.

If we fail to implement an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

We are preparing for compliance with Section 404 by addressing the existing material weakness in our internal controls and by strengthening, assessing and testing our system of internal controls. In particular, we believe we will need to increase the number of our accounting personnel and improve our processes and systems to ensure timely and accurate reporting of our financial results in accordance with reporting obligations as a stand-alone public company following this offering. However, the continuous process of strengthening our internal controls and complying with Section 404 is expensive and time-consuming, and requires significant management attention. We cannot be certain that these measures will ensure that we will remediate the existing material weakness or implement adequate control over our financial processes and reporting. In addition, we have identified certain processes that need to be automated in order to ensure that we have effective internal control over financial reporting. If we are not able to automate these processes in a timely fashion, we will not be able to ensure compliance. Furthermore, if we rapidly grow our business, our internal controls will become more complex and we will require significantly more resources to ensure our internal controls overall remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover additional material weaknesses, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the exchange on which we decide to list and the inability of registered broker-dealers to make a market in our common stock, which could further reduce our stock price.

If we fail to manage future growth effectively, we may not be able to meet our customers’ needs or be able to meet our future reporting obligations.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. This future growth, if it occurs, will place significant demands on our management, infrastructure and other resources. To manage any future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We will also need to continue to improve our financial and management controls, reporting and operational systems and procedures. If we do not effectively manage our growth we may not be able to meet our customers’ needs, thereby adversely affecting our sales, or be able to meet our future reporting obligations.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems, such as computer viruses or terrorism, which could result in delays or cancellations of customer orders or the deployment of our products.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, could have a material adverse impact on our business, operating results and financial condition. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism or war could cause disruptions in our or our customers’ business or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our revenues would be adversely affected.

Changes to financial accounting standards may affect our reported financial results and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the SEC and various other bodies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the interpretation of our current practices may adversely affect our reported financial results or the way we conduct our business.

Risks Related to Our Relationship with EMC

As long as EMC controls us, your ability to influence matters requiring stockholder approval will be limited.

After this offering and subject to the closing of the Intel investment and the sale of Class A common stock to Cisco by EMC, EMC will own 26,500,000 shares of Class A common stock and all 300,000,000 shares of Class B common stock, representing approximately 87% of the total outstanding shares of common stock or 98% of the voting power of outstanding common stock. The holders of our Class A common stock and our Class B common stock have identical rights, preferences and privileges except with respect to voting and conversion rights, the election of directors, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. Holders of our Class B common stock will be entitled to 10 votes per share of Class B common stock, and the holders of our Class A common stock will be entitled to one vote per share of Class A common stock. The holders of Class B common stock, voting separately as a class, are entitled to elect 80% of the total number of directors on our board of directors which we would have if there were no vacancies on our board of directors at the time. Subject to any rights of any series of preferred stock to elect directors, the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, are entitled to elect our remaining directors, which at no time will be less than one director. If EMC transfers shares of our Class B common stock to any party other than a successor-in-interest or a subsidiary of EMC (other than in a distribution to its stockholders under Section 355 of the Internal Revenue Code of 1986, as amended, or the Code, or in transfers following such a distribution), those shares would automatically convert into Class A common stock. For so long as EMC or its successor-in-interest beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, EMC will be able to elect all of the members of our board of directors.

In addition, until such time as EMC or its successor-in-interest beneficially owns shares of our common stock representing less than a majority of the votes entitled to be cast by the holders of outstanding voting stock, EMC will have the ability to take stockholder action without the vote of any other stockholder and without having to call a stockholder meeting, and investors in this offering will not be able to affect the outcome of any stockholder vote during this period. As a result, EMC will have the ability to control all matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies;

•	any determinations with respect to mergers, acquisitions and other business combinations;

•	our acquisition or disposition of assets;

•	our financing activities;

•	certain changes to our certificate of incorporation;

•	changes to the agreements providing for our transition to becoming a public company;

•	corporate opportunities that may be suitable for us and EMC;

•	determinations with respect to enforcement of rights we may have against third parties, including with respect to intellectual property rights;

•	the payment of dividends on our common stock; and

•	the number of shares available for issuance under our stock plans for our prospective and existing employees.

Our certificate of incorporation and the master transaction agreement also contain provisions that require that as long as EMC beneficially owns at least 20% or more of the outstanding shares of our common stock, the prior affirmative vote or written consent of EMC (or its successor-in-interest) as the holder of the Class B common stock is required (subject in each case to certain exceptions) in order to authorize us to:

•	consolidate or merge with any other entity;

•	acquire the stock or assets of another entity in excess of $100 million;

•	issue any stock or securities except to our subsidiaries or pursuant to this offering or our employee benefit plans;

•	dissolve, liquidate or wind us up;

•	declare dividends on our stock;

•	enter into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to EMC’s; and

•	amend, terminate or adopt any provision inconsistent with certain provisions of our certificate of incorporation or bylaws.

If EMC does not provide any requisite consent allowing us to conduct such activities when requested, we will not be able to conduct such activities and, as a result, our business and our operating results may be harmed.

EMC’s voting control and its additional rights described above may discourage transactions involving a change of control of us, including transactions in which you as a holder of our Class A common stock might otherwise receive a premium for your shares over the then-current market price. EMC is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your shares of Class A common stock. Accordingly, your shares of Class A common stock may be worth less than they would be if EMC did not maintain voting control over us or have the additional rights described above.

In the event EMC is acquired or otherwise undergoes a change of control, any acquiror or successor will be entitled to exercise the voting control and contractual rights of EMC, and may do so in a manner that could vary significantly from that of EMC.

By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our certificate of incorporation and the master transaction agreement with respect to the limitations that are described above.

Our business and that of EMC overlap, and EMC may compete with us, which could reduce our market share.

EMC and we are both IT infrastructure companies providing products related to storage management, back-up, disaster recovery, security, system management and automation, provisioning and resource management. There can be no assurance that EMC will not engage in increased competition with us in the future. In addition, the intellectual property agreement that we have entered into with EMC will provide EMC the ability to use our source code and intellectual property, which, subject to limitations, it may use to produce certain products that compete with ours. EMC’s rights in this regard extend to its majority owned subsidiaries, which could include joint ventures where EMC holds a majority position and one or more of our competitors hold minority positions.

EMC could assert control over us in a manner which could impede our growth or our ability to enter new markets or otherwise adversely affect our business. Further, EMC could utilize its control over us to cause us to take or refrain from taking certain actions, including entering into relationships with channel, technology and other marketing partners, enforcing our intellectual property rights or pursuing corporate opportunities or product development initiatives that could adversely affect our competitive position, including our competitive position relative to that of EMC in markets where we compete with them. In addition, EMC maintains significant partnerships with certain of our competitors, including Microsoft.

EMC’s competition in certain markets may affect our ability to build and maintain partnerships.

Our existing and potential partner relationships may be affected by our relationship with EMC. We partner with a number of companies that compete with EMC in certain markets in which EMC participates. EMC’s majority ownership in us might affect our ability to effectively partner with these companies. These companies may favor our competitors because of our relationship with EMC.

EMC competes with certain of our significant channel, technology and other marketing partners, including IBM and Hewlett-Packard. Pursuant to our certificate of incorporation and other agreements that we have with EMC, EMC may have the ability to impact our relationship with our partners that compete with EMC, which could have a material adverse effect on our results of operations or our ability to pursue opportunities which may otherwise be available to us.

Our historical financial information as a business segment of EMC may not be representative of our results as an independent public company.

The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our consolidated financial statements include an allocation for certain corporate functions historically provided by EMC, including tax, accounting, treasury, legal and human resources services. The historical financial information is not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses will be in the future. We have not made pro forma adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company. For additional information, see “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes thereto.

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our transitional services agreements with EMC.

As a subsidiary of EMC, we have relied on administrative and other resources of EMC to operate our business. In connection with this offering, we have entered into various service agreements to retain the ability for specified periods to use these EMC resources. See “Certain Relationships and Related Person Transactions.” These services may not be provided at the same level as when we were a wholly owned subsidiary of EMC, and we may not be able to obtain the same benefits that we received prior to this offering. These services may not be sufficient to meet our needs, and after our agreements with EMC expire, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with EMC. We will need to create our own administrative and other support systems or contract with third parties to replace EMC’s systems. In addition, we have received informal support from EMC which may not be addressed in the agreements we have entered into with EMC; the level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in EMC’s administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis. See “Certain Relationships and Related Person Transactions—Relationship with EMC Corporation” for a description of these services.

After this offering, we will be a smaller company relative to EMC, which could result in increased costs because of a decrease in our purchasing power and difficulty maintaining existing customer relationships and obtaining new customers.

Prior to this offering, we were able to take advantage of EMC’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit and other professional services. We are a smaller company than EMC, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to the offering. As a stand-alone company, we may be unable to obtain office space, goods, technology and services at prices or on terms as favorable as those available to us prior to this offering, which could increase our costs and reduce our profitability. Our future success depends on our ability to maintain our current relationships with existing customers, and we may have difficulty attracting new customers.

In order to preserve the ability for EMC to distribute its shares of our Class B common stock on a tax-free basis, we may be prevented from pursuing opportunities to raise capital, to effectuate acquisitions or to provide equity incentives to our employees, which could hurt our ability to grow.

Beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for EMC to effect a tax-free spin-off of VMware or certain other tax-free transactions. We have agreed that for so long as EMC or its successor-in-interest continues to own greater than 50% of the voting control of our outstanding common stock, we will not knowingly take or fail to take any action that could reasonably be expected to preclude EMC’s or its successor-in-interest’s ability to undertake a tax-free spin-off. Additionally, under our certificate of incorporation and the master transaction agreement, we must obtain the consent of EMC or its successor-in-interest as the holder of our Class B common stock to issue stock or other VMware securities excluding pursuant to employee benefit plans, which could cause us to forgo capital raising or acquisition opportunities that would otherwise be available to us. See “Certain Relationships and Related Person Transactions—Relationship with EMC Corporation.” As a result, we may be precluded from pursuing certain growth initiatives.

Third parties may seek to hold us responsible for liabilities of EMC, which could result in a decrease in our income.

Third parties may seek to hold us responsible for EMC’s liabilities. Under our master transaction agreement with EMC, EMC will indemnify us for claims and losses relating to liabilities related to EMC’s business and not related to our business. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from EMC.

Although we have entered into a new tax sharing agreement with EMC under which our tax liabilities effectively will be determined as if we were not part of any consolidated, combined or unitary tax group of EMC Corporation and/or its subsidiaries, we nonetheless could be held liable for the tax liabilities of other members of these groups.

We have historically been included in EMC’s consolidated group for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include EMC Corporation and/or certain of its subsidiaries for state and local income tax purposes. We have entered into a new tax sharing agreement with EMC. Pursuant to the new tax sharing agreement, we and EMC generally will make payments to each other such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in EMC’s consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of EMC Corporation and/or its subsidiaries, the amount of taxes to be paid by us will be determined, subject to certain adjustments, as if we and each of our subsidiaries included in such consolidated, combined or unitary group filed our own consolidated, combined or unitary tax return.

We have been included in the EMC consolidated group for U.S. federal income tax purposes for periods in which EMC owned at least 80% of the total voting power and value of our outstanding stock and expect to be included in such consolidated group following this offering. Each member of a consolidated group during any part of a consolidated return year is jointly and severally liable for tax on the consolidated return of such year and for any subsequently determined deficiency thereon. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign income tax purposes is jointly and severally liable for the state, local or foreign income tax liability of each other member of the consolidated, combined or unitary group. Accordingly, for any period in which we are included in the EMC consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of EMC Corporation and/or its subsidiaries, we could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of any such group.

Our inability to resolve favorably any disputes that arise between us and EMC with respect to our past and ongoing relationships may result in a significant reduction of our revenue.

Disputes may arise between EMC and us in a number of areas relating to our ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from EMC;

•	employee retention and recruiting;

•	business combinations involving us;

•	our ability to engage in activities with certain channel, technology or other marketing partners;

•	sales or dispositions by EMC of all or any portion of its ownership interest in us;

•	the nature, quality and pricing of services EMC has agreed to provide us;

•	business opportunities that may be attractive to both EMC and us; and

•	product or technology development or marketing activities which may require the consent of EMC.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we have entered into with EMC may be amended upon agreement between the parties. While we are controlled by EMC, we may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Some of our directors and executive officers own EMC common stock, restricted shares of EMC common stock or options to acquire EMC common stock and hold management positions with EMC, which could cause conflicts of interests that result in our not acting on opportunities we otherwise may have.

Some of our directors and executive officers own EMC common stock and options to purchase EMC common stock. In addition, some of our directors are executive officers and/or directors of EMC. Ownership of EMC common stock, restricted shares of EMC common stock and options to purchase EMC common stock by our directors and officers after this offering and the presence of executive officers or directors of EMC on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and EMC that could have different implications for EMC than they do for us. Provisions of our certificate of incorporation and the master transaction agreement address corporate opportunities that are presented to our directors or officers that are also directors or officers of EMC. We cannot assure you that the provisions in our certificate of incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are officers or directors of both us and EMC. As a result, we may be precluded from pursuing certain growth initiatives.

EMC’s ability to control our board of directors may make it difficult for us to recruit high-quality independent directors.

So long as EMC beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, EMC can effectively control and direct our board of directors. Further, the interests of EMC and our other stockholders may diverge. Under these circumstances, persons who might otherwise accept our invitation to join our board of directors may decline.

We will be a “controlled company” within the meaning of the New York Stock Exchange rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After the completion of this offering, EMC will own more than 50% of the total voting power of our common shares and we will be a “controlled company” under the New York Stock Exchange corporate governance standards. As a controlled company, certain exemptions under the New York Stock Exchange standards free us from the obligation to comply with certain New York Stock Exchange corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of independent directors;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.

While we will voluntarily cause our Compensation and Corporate Governance Committee to initially be composed entirely of independent directors in compliance with the requirements of the New York Stock Exchange, we are not required to maintain the independent composition of the committee. As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Intel’s and Cisco’s ownership relationship with us and the membership of an Intel representative on our board may create actual or potential conflicts of interest.

Under a pending investment by Intel Capital, Intel will have an ownership relationship with us and a representative of Intel is expected to become a member of our board of directors. Under a pending stock purchase by Cisco from EMC, Cisco will also have an ownership relationship with us, and we have agreed to consider the appointment of a Cisco executive to our board of directors at a future date. These relationships may create actual or potential conflicts of interest and the best interests of Intel or Cisco may not reflect your best interests. The terms of these relationships are discussed in the sections entitled “Recent Developments” and “Certain Relationships and Related Person Transactions.”

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell shares of our Class A common stock at or above the price you paid.

Prior to this offering, our Class A common stock has not been traded in a public market. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our Class A common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. These broad market and industry factors may decrease the market price of our Class A common stock, regardless of our actual operating performance. The stock market in general and technology companies in particular also have experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which in turn could materially adversely affect our business.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant part of the net proceeds from this offering. The failure by our management to apply these funds effectively could affect our ability to continue to develop and market our products.

Substantial future sales of our Class A common stock in the public market could cause our stock price to fall.

Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A common stock to decline and impede our ability to raise capital through the issuance of additional equity securities. Upon completion of this offering, and subject to the closing of the Intel investment and the sale of Class A common stock to Cisco by EMC, we will have 75,120,000 shares of Class A common stock outstanding, and EMC will own 26,500,000 shares of our Class A common stock and 300,000,000 shares of our Class B common stock, representing approximately 87% of the outstanding shares of our common stock. All shares sold in this offering will be freely transferable, subject, in the case of affiliates, to applicable volume and other restrictions under Rule 144 under the Securities Act, and subject to the lock-up arrangements described in “Underwriting” and “Shares Eligible for Future Sale.” Our Class B common stock may be converted into Class A common stock at any time. EMC has no contractual obligation to retain these shares, other than the lock-up arrangement. In addition, EMC has the right to cause us to register the sale of its shares of our common stock under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

If EMC elects to convert its shares of Class B common stock into Class A common stock, an additional 300,000,000 shares of Class A common stock will be available for sale after the period of 180 days from date of this prospectus (subject to extension in certain circumstances), subject to volume and other restrictions as applicable under Rule 144 of the Securities Act.

We have filed a registration statement on Form S-8 under the Securities Act covering 80,000,000 shares of Class A common stock reserved for future issuance under our 2007 Equity and Incentive Plan, including the shares issuable under outstanding options and the shares of Class A restricted stock which will be outstanding after this offering. This registration statement automatically became effective upon filing. Shares registered under this registration statement will be available for sale in the open market, subject to the lock-up arrangements described above, as well as any stock option vesting requirements and the lapsing of restrictions on restricted stock, although sales of shares held by our affiliates will be limited by Rule 144 volume limitations. Sales of substantial amounts of these securities could cause our stock price to fall.

Intel Capital’s and Cisco’s pending purchases of our Class A common stock may not be consummated, and as a result, our stock price may be negatively impacted.

The closing of Intel Capital’s purchase of 9.5 million shares of our Class A common stock is subject to expiration of the applicable waiting period under the HSR Act and the satisfaction of other customary closing conditions, including the absence of a material adverse change. The closing of Cisco’s purchase of 6.0 million shares of our Class A common stock from EMC is subject to the expiration of the applicable waiting period under the HSR Act, the closing of this offering and other customary closing conditions. We cannot assure you that these transactions will close. This offering is not conditioned on the closing of either transaction, and if these transactions do not close, our stock price may be negatively impacted.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per outstanding share of our common stock. Purchasers of our Class A common stock in this offering will incur immediate and substantial dilution of $28.11 per share in the net tangible book value of our common stock based on the initial public offering price of $29.00 per share. This dilution is due in large part to the fact that EMC paid substantially less than the initial public offering price when they purchased their shares of common stock. The grant of options and restricted stock pursuant to the exchange offer will result in further dilution to the extent these options are ultimately exercised or the restricted stock vests. In addition, we have issued options to acquire our Class A common stock at $23.00, $25.00, and $29.00 per share. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their option to purchase additional shares from us or if we issue additional equity securities, investors in this offering will experience additional dilution.

The difference in the voting rights of our Class A and our Class B common stock may harm the value and liquidity of our Class A common stock.

The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, the election of directors, conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. The holders of Class B common stock shall be entitled to 10 votes per share, as well as certain consent and other rights associated with the Class B common stock, and the holders of our Class A common stock shall be entitled to one vote per share. The holders of Class B common stock will also be entitled to elect at least 80% of our board of directors, and, subject to any rights of any series or class of preferred stock to elect directors, the holders of Class A common stock and Class B common stock, voting together as a single class, will entitled to elect the remaining directors, which will never be less than one. The difference in the right to elect directors and the voting rights of our Class A and Class B common stock could harm the value of the Class A common stock to the extent that any current or future investor in our common stock ascribes value to the rights of the holders of our Class B common stock to elect at least 80% of our board of directors or to 10 votes per share. The existence of two classes of common stock could result in less liquidity for either class of common stock than if there were only one class of our common stock. See “Description of Capital Stock” for a description of our common stock and rights associated with it.

Delaware law and our certificate of incorporation and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws will have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•

the division of our board of directors into three classes, with each class serving for a staggered three-year term, which would prevent stockholders from electing an entirely new board of directors at any annual meeting;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•

following a distribution of Class B common stock by EMC to its stockholders, the restriction that a beneficial owner of 10% or more of our Class B common stock may not vote in any election of directors unless such person or group also owns at least an equivalent percentage of Class A common stock or obtains approval of our board of directors prior to acquiring beneficial ownership of at least 5% of Class B common stock;

•	the prohibition of cumulative voting in the election of directors or any other matters, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•

the ability of the board of directors to issue, without stockholder approval, up to 100,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock; and

•

in the event that EMC or its successor-in-interest no longer owns shares of our common stock representing at least a majority of the votes entitled to be cast in the election of directors, stockholders may not act by written consent and may not call special meetings of the stockholders.

Until such time as EMC or its successor-in-interest ceases to beneficially own 20% or more of the outstanding shares of our common stock, the affirmative vote or written consent of the holders of a majority of the outstanding shares of the Class B common stock will be required to:

•	amend certain provisions of our bylaws or certificate of incorporation;

•	make certain acquisitions or dispositions;

•	declare dividends, or undertake a recapitalization or liquidation;

•	adopt any stockholder rights plan, “poison pill” or other similar arrangement;

•

approve any transactions that would involve a merger, consolidation, restructuring, sale of substantially all of our assets or any of our subsidiaries or otherwise result in any person or entity obtaining control of us or any of our subsidiaries; or

•	undertake certain other actions.

In addition, we have elected to apply the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price of our shares of common stock being lower than it would be without these provisions.

As a public company we will incur additional costs and face increased demands on our management.

As a public company, we will incur significant legal, accounting and other expenses that we did not directly incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as the rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors, create additional board committees and adopt certain policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Furthermore, our management will have increased demands on its time in order to ensure we comply with public company reporting requirements and the compliance requirements of the Sarbanes-Oxley Act of 2002, as well as the rules subsequently implemented by the SEC and the applicable stock exchange requirements of the New York Stock Exchange.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words, such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we may have anticipated. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, financial condition, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause our actual results to differ before making an investment decision.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the Class A common stock that we are offering will be approximately $897.4 million, at an initial public offering price of $29.00 per share and after deducting estimated underwriting discounts and offering expenses that we must pay. If the underwriters’ over-allotment option in this offering is exercised in full, we estimate that our net proceeds will be approximately $1,033.0 million.

We currently intend to use the net proceeds:

•	to repay $350.0 million of our intercompany indebtedness owed to EMC;

•

to purchase from EMC our new headquarters facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which totaled approximately $127.0 million, which purchase will be effected through the transfer of the equity interests of the EMC entity which holds the rights to the facilities; and

•	for working capital and other general corporate purposes, including to finance our growth, develop new products and fund capital expenditures and potential acquisitions.

The intercompany indebtedness was incurred in April 2007 to fund an $800 million dividend paid to EMC in the form of a note. The note matures in April 2012 and bears an interest rate of the 90-day LIBOR plus 55 basis points (5.91% as of June 30, 2007), with interest payable quarterly in arrears commencing June 30, 2007. The note may be repaid, without penalty, at any time commencing July 2007. The dividend was declared to allow EMC to realize the increased value of its investment in us from the time of our acquisition by EMC. The amount of the dividend was determined by reference to EMC’s tax basis in our common stock so that the dividend would not result in the recognition of any income by EMC for U.S. federal income tax purposes. The terms of the note were determined by considering our then-existing cash position, our historic and future ability to generate cash flows from operations and the likelihood that we would be able to pay the note pursuant to its terms while still having sufficient cash to meet our operating needs. We currently do not anticipate declaring cash dividends in the future. We have chosen to use a portion of the proceeds from this offering to repay $350.0 million of our intercompany indebtedness owed to EMC because our expected cash position following the offering will allow us to pay down a portion of the note without incurring interest while still having sufficient cash to meet our anticipated operating needs. The purchase price of our headquarters facilities was determined as a means to compensate EMC for costs it expended on our behalf in the construction of the facilities.

We may pursue the acquisition of companies with complementary products and technologies that we believe will enhance our suite of offerings. In April 2007, we entered into an agreement to acquire all of the capital stock of a privately-held offshore software development company for aggregate cash consideration of less than $10 million. Other than this agreement, we do not have agreements or commitments for any specific acquisitions at this time. Pending the use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, generally government securities and cash.

DIVIDEND POLICY

We currently do not anticipate declaring any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to the consent of the holders of our Class B common stock pursuant to our certificate of incorporation. Holders of our Class A common stock and our Class B common stock will share equally on a per share basis in any dividend declared on our common stock by our board of directors. See “Description of Capital Stock—Common Stock—Dividend Rights.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) our pending issuance and sale of 9,500,000 shares of Class A common stock to Intel Capital for proceeds of $218.5 million. Pursuant to the terms of our investor rights agreement with Intel Capital, in the event the Company does not complete an underwritten public offering on or before December 31, 2007 with an aggregate price to the public of at least $250.0 million, Intel Capital may require the Company to repurchase the Class A common stock that it holds. The pro forma data gives effect to the adjustment as redeemable common stock due to this repurchase feature and (ii) 120,000 shares of restricted Class A common stock held by our non-employee directors from the exercise of options; and

•

on a pro forma as adjusted basis to give effect to (i) our issuance and sale of 9,500,000 shares of our Class A common stock to Intel Capital for proceeds of $218.5 million, (ii) 120,000 shares of restricted Class A common stock held by our non-employee directors from the exercise of options, (iii) the reclassification of the capital proceeds of $218.5 million from the Intel sale from redeemable common stock to permanent equity since the redemption feature described above lapses upon completion of this offering, (iv) our issuance and sale of 33,000,000 shares of Class A common stock in this offering at a public offering price of $29.00 per share, (v) the repayment of $350.0 million of principal amount on the $800.0 million note we incurred to fund a dividend to EMC, (vi) the purchase from EMC of our new headquarter facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which totaled approximately $127.0 million as of June 30, 2007, and (vii) the deduction of estimated underwriting discounts and offering expenses payable by us. See “Use of Proceeds.”

This table contains unaudited information and should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes that appear elsewhere in this prospectus. For accounting purposes, the 120,000 shares of restricted Class A common stock held by our non-employee directors are not considered to be outstanding as the shares have not yet vested. Therefore, they are not included in total stockholders’ equity (deficit).

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)

Cash	$258,468	$479,728	$900,093

Long-term debt:
Total debt	$800,000	$800,000	$450,000

Redeemable common stock	—	218,500	—

Stockholders’ Equity:
Preferred Stock, par value $0.01 per share, 100,000,000 shares authorized, no shares outstanding actual, pro forma and pro forma as adjusted	—	—	—
Class A common stock, par value $0.01 per share, 2,500,000,000 shares authorized and 32,500,000 shares outstanding, actual and 2,500,000,000 shares authorized, 32,500,000 shares outstanding, pro forma and 2,500,000,000 shares authorized, 75,000,000 shares outstanding pro forma as adjusted	325	325	750
Class B common stock, par value $0.01 per share, 1,000,000,000 shares authorized and 300,000,000 shares outstanding, actual, pro forma and pro forma as adjusted	3,000	3,000	3,000
Additional paid-in-capital	6,239	6,239	1,121,679
Accumulated deficit	(193,057)	(193,057)	(193,057)

Total stockholders’ equity (deficit)	(183,493)	(183,493)	932,372

Total capitalization	$616,507	$835,007	$1,382,372

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our common stock immediately after the completion of this offering.

Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of common shares then outstanding. Our net tangible book value as of March 31, 2007 was approximately ($781.2) million for a net tangible book value per common share of ($2.35). After giving effect to the sale of 9.5 million shares of our Class A common stock to Intel Capital for $23.00 per share and 120,000 shares of restricted Class A common stock held by our non-employee directors from the exercise of options at $23.00 per share, our pro forma net tangible book value would have been ($562.7) million, or ($1.65) per common share. For accounting purposes, the 120,000 shares of restricted Class A common stock held by our non-employee directors are not considered to be outstanding as the shares have not yet vested. Therefore, they are not included as outstanding shares in calculating dilution per share. After giving effect to our sale of shares of our Class A common stock in this offering at an initial public offering price of $29.00 per share, the repayment of $350.0 million of principal amount on the $800.0 million note we incurred to fund a dividend to EMC, the purchase from EMC of our new headquarter facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which totaled $127.0 million as of June 30, 2007, and deducting estimated underwriting discounts and offering expenses, our pro forma net tangible book value would have been $334.7 million, or $0.89 per common share (assuming no exercise of the underwriters’ over-allotment option). This represents an immediate increase in the net tangible book value of $2.54 per share and an immediate and substantial dilution of $28.11 per share to new investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution per share:

Initial public offering price per share		$29.00
Net tangible book value per share as of March 31, 2007	($2.35)
Increase in net tangible book value per share attributable to the Intel Investment and non-employee directors’ option exercises	$0.70

Pro forma net tangible book value per share before this offering	($1.65)
Increase in net tangible book value per share attributable to this offering	$2.54

Net tangible book value per share after giving effect to this offering		$0.89

Dilution per share to new investors		$28.11

The foregoing discussion and tables assume no exercise of any stock options or issuance of restricted shares that will be outstanding immediately following this offering. As of August 13, 2007, there were options outstanding to purchase 35,679,411 shares of our Class A common stock with an exercise price per share of $23.00, options to purchase 365,740 shares of our Class A common stock with an exercise price per share of $25.00, options to purchase 975,590 shares of our Class A common stock with an exercise price of $29.00 and 537,676 shares of our Class A common stock deliverable upon the vesting of restricted stock units. In addition, we granted 6,731,619 options to purchase shares of our Class A common stock with a weighted average exercise price of $19.94 and 2,872,107 restricted shares of our Class A common stock pursuant to the exchange offer. To the extent that any of these options are exercised, there may be further dilution to investors in this offering.

The following table sets forth, as of March 31, 2007, on the pro forma basis as described above, the difference between the number of shares of common stock purchased from us and the total consideration paid by our existing stockholder, EMC, by Intel Capital in its pending investment of $218.5 million for 9.5 million shares of our Class A common stock, by our non-employee directors from the exercise of options, and by the new investors in this offering at an initial public offering price of $29.00 per share and prior to deducting the estimated underwriting discounts and offering expenses.

	Shares Purchased		Total Consideration
	(in millions)
	Number	Percentage	Amount	Percentage	Avg. Price Per Share
			($ in millions)
EMC(1)	332.50	88.6%	$613.1	34.2%	$1.84
Intel Capital	9.50	2.5	218.5	12.2	23.00
Non-employee directors	0.12	0.0	2.8	0.2	23.00
New investors	33.00	8.9	957.0	53.4	29.00

Total	375.12	100.0%	$1,791.4	100.0%

(1)	Includes 6.0 million shares of Class A common stock to be acquired by Cisco.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of our common stock held by EMC will decrease to approximately 87.5% of the total number of shares of our common stock outstanding; and

•

the number of shares of our common stock held by new investors in this offering will be increased to approximately 38.0 million shares, or approximately 10% of the total number of shares of our common stock outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The data for the years ended December 31, 2006 and 2005 and the period from January 9, 2004 to December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The data for the three months ended March 31, 2007 and 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and, in the opinion of management, the statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial information set forth in these statements. On January 8, 2004, all of our capital stock was purchased by EMC. The acquisition was accounted for as a purchase; accordingly, our assets and liabilities were adjusted to their fair market values. Prior to the acquisition by EMC, our fiscal year ended on January 31. In connection with the acquisition, our fiscal year end was changed to December 31 to conform to EMC’s year end. The data for the fiscal year ended January 31, 2003 was derived from the audited consolidated financial statements of our predecessor, which are not included in this prospectus. The data for the period from February 1, 2003 to January 8, 2004 was derived from the unaudited consolidated financial statements of our predecessor, which are not included in this prospectus. As a result of our acquisition by EMC and the resulting change in basis, the results of operations and financial position of our predecessor are not comparable with our results of operations and financial position following our acquisition by EMC.

Our consolidated financial statements include allocations of certain corporate functions provided to us by EMC, including general corporate expenses. These allocations were made based on estimates of effort or resources incurred on our behalf and which are considered reasonable by management. Additionally, certain other costs incurred by EMC for our direct benefit, such as rent, salaries and benefits have been included in our financial statements.

The financial statements included in this prospectus may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

	Successor Company					Predecessor Company
	Three Months Ended March 31,		Years Ended December 31,		Period from January 9, 2004 to December 31, 2004	Period from February 1, 2003 to January 8, 2004	Year Ended January 31, 2003
	2007 2006		2006(1)	2005
	(in thousands, except per share amounts)					(in thousands)
Summary of Operations:
Revenues:
License(2)	$169,557	$90,300	$491,902	$287,006	$178,873	$61,980	$31,216
Services(2)	89,138	38,777	212,002	100,068	39,883	12,220	—

Total revenues	258,695	129,077	703,904	387,074	218,756	74,200	31,216

Costs of revenues:
Cost of license revenues(2)(3)	20,556	12,405	59,202	40,340	32,811	3,449	5,596
Cost of services revenues(2)(3)	23,468	9,599	64,180	24,852	12,625	4,770	—

	44,024	22,004	123,382	65,192	45,436	8,219	5,596

Gross profit	214,671	107,073	580,522	321,882	173,320	65,981	25,620

Operating expenses:
Research and development(3)	54,958	22,335	148,254	72,561	43,900	25,382	15,788
Sales and marketing(3)	86,707	42,566	238,327	124,964	59,976	23,028	12,457
General and administrative(3)	26,624	11,847	69,602	30,762	19,037	11,539	4,168
In-process research and development	—	—	3,700	—	15,200	—	—

Operating income (loss)	46,382	30,325	120,639	93,595	35,207	6,032	(6,793)
Investment income	2,977	340	3,271	3,077	53	463	554
Other income (expense), net	59	(348)	(1,363)	(1,332)	(110)	(27)	—

Income (loss) before taxes	49,418	30,317	122,547	95,340	35,150	6,468	(6,239)
Income tax provision(4)	8,338	9,981	36,832	28,565	18,369	1,848	145

Income (loss) before cumulative effect of a change in accounting principle	41,080	20,336	85,715	66,775	16,781	4,620	(6,384)
Cumulative effect of a change in accounting principle (net of tax)	—	175	175	—	—	—	—

Net income (loss)	$41,080	$20,511	$85,890	$66,775	$16,781	$4,620	$(6,384)

Net income per weighted average share, basic and diluted for Class A and Class B	$0.12	$0.06	$0.26	$0.20	$0.05	N/A	N/A
Weighted average shares, basic and diluted for Class A and Class B	332,500	332,500	332,500	332,500	332,500	N/A	N/A
Pro forma basic and diluted earnings per share for Class A and Class B (5)	$0.11		$0.24
Pro forma weighted average shares, basic and diluted for Class A and Class B	358,003		358,003

	Successor Company				Predecessor Company
	March 31, 2007	December 31,			January 8, 2004	January 31, 2003
		2006	2005	2004
	(in thousands)				(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$258,468	$176,134	$38,653	$36,059	$49,883	$13,686
Working capital (deficiency)	3,448	(55,318)	(134,198)	(29,166)	12,189	6,566
Total assets	1,244,317	1,145,950	799,803	697,675	82,015	39,559
Total stockholder’s equity (deficit)(6)	(183,493)	(230,812)	453,829	560,282	(27,455)	(35,566)

(1)	In 2006, VMware acquired all of the outstanding shares of Akimbi Systems, Inc. See Note B to the consolidated financial statements.

(2)	The Company did not separate its revenues or cost of revenues between license and services for the year ended January 31, 2003. For purposes of this presentation, the total revenues and total cost of revenues for such period have been presented license revenues and cost of license revenues, respectively.

(3)	Includes stock-based compensation, acquisition-related intangible amortization and capitalized software development costs amortization, and excludes capitalized software development costs, as indicated in the table below.

	Successor Company					Predecessor Company
	Three Months Ended March 31,		Year Ended December 31,		Period from January 9, 2004 to December 31, 2004	Period from February 1, 2003 to January 8, 2004	Year Ended January 31, 2003
	2007	2006	2006	2005
Cost of license revenues
Stock-based compensation	$36	$14	$99	$—	$—	$—	$—
Acquisition-related intangible amortization	5,215	5,387	21,840	23,357	25,487	—	—
Capitalized software development costs amortization	7,987	2,769	22,299	6,159	1,317	—	—

Cost of services revenues						—	—
Stock-based compensation	494	395	2,384	1,299	1,061	—	—

Research and development
Stock-based compensation not capitalized	6,392	2,225	26,342	14,656	10,292	—	—
Total capitalized software development costs	(7,599)	(17,671)	(43,012)	(25,103)	(8,155)	—	—
Stock-based compensation included in total capitalized software development costs above	927	5,329	10,489	3,545	—	—	—

Sales and marketing
Stock-based compensation	2,944	1,840	12,020	5,341	4,672	—	—
Acquisition-related intangible amortization	577	544	2,188	1,785	—	—	—

General and administrative
Stock-based compensation	1,778	1,995	10,381	5,775	3,518	—	—
Acquisition-related intangible amortization	493	374	1,494	1,000	773	—	—

(4)	The income tax effect of stock-based compensation, acquisition-related intangible amortization, capitalized software development costs and amortization of capitalized software development costs was $5,144, $(167), $18,042, $9,567, $9,083, $— and $— for the three months ended March 31, 2007 and 2006, the years ended December 31, 2006 and 2005, the period from January 9, 2004 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(5)	Unaudited pro forma per share data gives effect, in the weighted average shares used in the calculation, to the additional 25.5 million shares, which, when multiplied by the offering price of $29.00 per share, and after giving effect to a pro rata allocation of offering costs, would have been required to be issued to generate proceeds sufficient to pay the portion of the $800,000 dividend declared in April 2007 (see Note M to the consolidated financial statements included elsewhere in this prospectus) that exceeded the most recent twelve month’s net earnings.

(6)	The stockholders’ equity (deficit) as of March 31, 2007, gives retroactive effect to the $800,000 dividend paid to EMC in the form of a note in April 2007. See Note M to the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and notes thereto which appear elsewhere in this prospectus. The following discussion should be read in conjunction with section entitled “Forward-Looking Statements” and the risk factors set forth under “Risk Factors.”

All dollar amounts expressed numerically (except per share amounts) in this MD&A are in millions.

Certain tables may not add due to rounding.

Overview

Our primary source of revenue is the licensing of virtualization software and related support and services through a variety of distribution channels for use by businesses and organizations of all sizes and across numerous industries in their information technology infrastructure. Our virtualization solutions run on industry-standard desktops and servers and support a wide range of operating system and application environments, as well as networking and storage infrastructure. We have developed a multi-channel distribution model to expand our presence and reach various segments of the market. We derived over 75% of our revenues from our channel partners which include distributors, resellers, x86 systems vendors and system integrators. We have also developed a network of over 4,000 indirect channel partners who fulfill orders through our direct channel partners. A majority of our revenue results from contracts that include both perpetual software licenses and ongoing software maintenance contracts. License revenue is recognized when the elements of revenue recognition are complete. Maintenance revenue is recognized ratably over the term of the maintenance period, and includes renewals of maintenance sold after the initial maintenance period expires. We also recognize revenue from professional services provided to our customers.

We have achieved significant revenue growth to date and are focused on extending our growth by broadening our product portfolio, enabling choice for customers and driving standards, expanding our network of technology and distribution partners, increasing market awareness and driving the adoption of virtualization. In addition to selling to new customers, we are also focused on expanding the use of our products within our existing customer base, as much of our license revenue is based on a per desktop or per server arrangement. We believe it is important that as we grow our sales, we continue to invest in our corporate infrastructure, including customer support, information technology and general and administrative functions. We expect our spending in research and development to increase as we add computer scientists, software engineers, and employees involved in product development and maintenance and continue to enable choice for customers and drive standards. We believe that equity incentives tied directly to the performance of VMware will help us compete for top-level engineering and other talent. We also intend to continue to invest in hardware, networking and software tools to increase the efficiency of our research and development efforts.

Our current financial focus is on sustaining our growth in revenue to generate cash flow to expand our market segment share and our virtualization solutions. Although we are currently the leading provider of virtualization solutions, we believe the use of virtualization solutions is at very early stages by customers. We expect to face competitive threats to our leadership from a number of companies, some of whom may have significantly greater resources than we do. As a result, we believe it is important to continue to invest in our research and product development, sales and marketing and the support function to maintain or expand our leadership in the virtualization solutions market. This investment could result in contracting operating margins as we invest in our future. We believe that we will be able to continue to fund our product development through operating cash flows as we continue to sell our existing products and services. We believe this is the right priority for the long-term health of our business.

In evaluating our results, we focus on operating margin and, to a lesser extent, gross margin. A significant portion of our service revenue is recognized in periods of up to five years subsequent to the initial contract, whereas most of our license revenue is recognized within the first quarter of contract signing. As a result, variability in gross margin can result from differences in when we price our service and when the cost is incurred. Substantially all of our revenue is for contracts in U.S. dollars to international channel partners. A portion of our operating expenses classified as cost of sales is in currencies other than the U.S. dollar. This difference may cause variability in gross margins and operating margins due to fluctuations in the U.S. dollar compared to other currencies. As a result, we focus our attention on operating margin because it encompasses the entire cost structure supporting our operations. We are not currently focused on short-term operating margin expansion, but rather on investing at appropriate rates to support our growth and future product offerings in what may be a substantially more competitive environment.

As a wholly owned subsidiary of EMC, we relied on it to provide a number of administrative support services and facilities in other countries. Although we will continue to operate under an administrative services agreement and continue to receive support from EMC, our administrative costs may increase. We also are investing in expanding our own administrative functions, including our finance and legal functions, which may be at a higher cost than the comparable services currently provided by EMC. We also will incur additional costs as a public company, including audit, investor relations, stock administration and regulatory compliance costs.

EMC’s Acquisition of VMware

On January 9, 2004, EMC acquired all of our outstanding capital stock. The acquisition was accounted for as a purchase. Accordingly, all assets and liabilities were adjusted to their fair market value. For financial statement purposes, the allocation of the purchase price paid by EMC for us has been reflected in our stand-alone financial statements. This allocation includes the goodwill and related intangible assets recognized by EMC from the acquisition of us. See Note A to the consolidated financial statements included elsewhere in this prospectus. EMC currently owns in excess of 99.9% of our common stock. The results of operations discussed in this analysis for 2004 are for the period from the date of acquisition by EMC, January 9, 2004, to December 31, 2004.

The financial statements include expense allocations for certain corporate functions provided to us by EMC, including accounting, treasury, tax, legal and human resources. These allocations were based on estimates of the level of effort or resources incurred on our behalf and which are considered reasonable by management. The total costs allocated from EMC were $2.3 and $1.3 for the three months ended March 31, 2007 and 2006, respectively, and $5.1 in 2006, $5.3 in 2005 and $4.5 in 2004. Additionally, certain other costs incurred by EMC for our direct benefit, such as rent, salaries and benefits have been included as expenses in our financial statements. The total of these other costs were $20.2 and $10.5 for the three months ended March 31, 2007 and 2006, respectively, and $63.7 in 2006, $27.1 in 2005 and $7.3 in 2004. Additionally, as part of our tax sharing arrangement, we paid EMC income taxes of $63.1 and $6.6 in 2006 and 2005, respectively. We also earned interest income on our intercompany balance from EMC in the amount of $1.3, $0.8, and $2.6 for the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005, respectively. For the three months ended March 31, 2006, we incurred interest expense on our intercompany balance to EMC in the amount of $0.1.

The financial statements included herein may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

Equity-based Compensation

Since our acquisition by EMC, we have historically not issued equity-based compensation in VMware stock to our employees. Our employees received equity-based compensation in the form of EMC stock options and restricted shares. In connection with the initial public offering of our Class A common stock, we conducted a voluntary exchange offer pursuant to which we are offered our eligible employees the ability to exchange their existing EMC options and restricted stock awards for options to purchase our Class A common stock and restricted stock awards of our Class A common stock, respectively, at an exchange ratio of 0.6116.

Approximately 11.0 million shares of EMC stock underlying options were tendered for exchange. Approximately 4.7 million shares of EMC restricted stock held by eligible employees were tendered for exchange. At an initial public offering price of $29.00 per share and EMC’s two-day weighted average trading price prior to the consummation of the initial public offering of Class A common stock of $17.74 per share (the average of the volume-weighted average price per share of EMC stock for the two days ended August 10, 2007), there were approximately 6.7 million options to purchase our Class A common stock issued in the exchange with a weighted average exercise price of $19.94 and approximately 2.9 million shares of VMware restricted stock. The unamortized fair value of the exchanged awards is $96.0, which will be recognized over their vesting periods, resulting in equity-based compensation expense of $22.7, $43.8, $19.0, $8.6, $1.8, and $0.1 in 2007, 2008, 2009, 2010, 2011 and 2012, respectively. This will result in incremental equity-based compensation expense of $0.1 over the remaining vesting periods.

In addition, through August 13, 2007, VMware has granted approximately 35.8 million options to purchase shares of its Class A common stock with an exercise price of $23.00, approximately 366,000 options to purchase shares of its Class A common stock with an exercise price of $25.00, approximately 976,000 options to purchase shares of its Class A common stock with an exercise price of $29.00 and approximately 538,000 restricted stock units. The fair value of these awards is approximately $272.0, which will be recognized over the awards’ vesting periods, resulting in equity-based compensation expense of approximately $41.0, $72.0, $68.4, $63.4 and $27.2, in 2007, 2008, 2009, 2010 and 2011, respectively. The annual expense is subject to the amount of equity-based compensation that may be capitalized.

Income Statement Presentation

Sources of Revenue

License revenues.    Our license revenues consist of revenues earned from the licensing of our software products. Our licenses are generally sold on a perpetual basis and are generally priced based upon the number of physical desktops or server processors on which our software runs. From inception through early 2004, we licensed certain of our products and provided updates at no additional cost. Because we had not established vendor-specific objective evidence, or VSOE, of the fair value of the updates, we recognized the entire contract value ratably over the contract period. Commencing in early 2004, we offered customers the right to buy updates on a stand-alone basis, thereby establishing VSOE of fair value of the updates. As a result, we recognized the license portion of the contract at the inception of the license agreement and recognized the value of the maintenance portion of the contract over the maintenance period.

Services revenues.    Our services revenues consist of software maintenance and professional services. Maintenance revenues are recognized ratably over the contract period. Typically, our contract periods range from one to five years. Customers receive various types of product support based on the level of support purchased. Maintenance also affords customers the right to receive future product upgrades, if and when they become available.

Professional services include design, implementation and training. Professional services are not considered essential to the functionality of our products, as these services do not alter the product capabilities and may be performed by our customers or other vendors. Professional services engagements that have durations of ninety days or less are recognized in revenue upon completion of the engagement. Professional services engagements of more than ninety days for which we are able to make reasonably dependable estimates of progress toward completion are recognized on a proportional performance basis based upon the hours incurred. Revenue on all other engagements is recognized upon completion.

Costs of Revenue and Operating Expenses

Cost of license revenues.    Our cost of license revenues principally consist of the cost of fulfillment of our software. This cost includes product packaging and personnel and related overhead associated with the physical and electronic delivery of our software products. The cost also includes amortization of capitalized software development costs.

Cost of services revenues.    Our cost of services revenues includes the costs of the personnel and related overhead to deliver technical support on our products, as well as to provide our professional services.

Research and development expenses.    Our research and development, or R&D, expenses include the personnel and related overhead associated with the development of new product offerings and the enhancement of our existing software offerings.

Sales and marketing costs.    Our sales and marketing costs include the costs of the personnel and related overhead associated with the sale and marketing of our license and service offerings, as well as the cost of certain specific marketing initiatives, including our annual VMworld conference.

General and administrative expenses.    Our general and administrative expenses include the personnel and related overhead costs of supporting the overall business. These costs include the costs associated with our finance, facilities, human resources, IT infrastructure and legal departments.

Results of Annual Operations

Our results of operations for the year ended December 31, 2006 and 2005 and the period from January 9, 2004 to December 31, 2004 are as follows:

	2006		2005		2004
Revenues:
License	$491.9	69.9%	$287.0	74.1%	$178.9	81.8%
Services	212.0	30.1	100.1	25.9	39.9	18.2

	703.9	100.0	387.1	100.0	218.8	100.0

Cost of revenues:

Cost of license revenues	59.2	8.4	40.3	10.4	32.8	15.0
Cost of services revenues	64.2	9.1	24.9	6.4	12.6	5.8

	123.4	17.5	65.2	16.8	45.4	20.8

Gross profit	580.5	82.5	321.9	83.2	173.3	79.2

Operating expenses:
Research and development	148.3	21.1	72.6	18.7	43.9	20.1
Sales and marketing	238.3	33.9	125.0	32.3	60.0	27.4
General and administrative	69.6	9.9	30.8	7.9	19.0	8.7
In-process research and development	3.7	0.5	—	—	15.2	6.9

Operating income	120.6	17.1	93.6	24.2	35.2	16.1
Investment income and other expenses, net	1.9	0.3	1.7	0.5	(0.1)	—

Income before income taxes	122.5	17.4	95.3	24.6	35.2	16.1
Provision for income taxes	36.8	5.2	28.6	7.4	18.4	8.4
Cumulative effect of a change in accounting principle	0.2	—	—	—	—	—

Net income	$85.9	12.2%	$66.8	17.3%	$16.8	7.7%

Note: Certain columns may not add due to rounding.

Revenues

Total revenues increased by $316.8, or 82%, in 2006 to $703.9. License revenues grew by $204.9 and services revenues grew by $111.9 year-over-year. In 2005, total revenues increased by $168.3, or 77%, to $387.1. The growth in 2005 reflected an increase of $108.1 in license revenue and an increase of $60.2 of services revenue. We market and sell our products largely through a network of channel partners, which includes distributors, resellers, x86 system vendors and systems integrators. One distributor accounted for 29%, 30% and 27% of revenues in 2006, 2005 and 2004, respectively. International revenue as a percentage of total revenue has been relatively constant, representing 44% in 2006, 46% in 2005 and 45% in 2004. Our revenue contracts are denominated in U.S. dollars with international customers.

License Revenues.    Software license revenues were $491.9 in 2006, $287.0 in 2005 and $178.9 in 2004, representing year-over-year increases of 71% in 2006 and 60% in 2005. We divide our license revenues into two classes: (1) Virtualization Platforms and (2) Virtual Infrastructure Automation and Management. Platforms grew by 37% and 38% in 2006 and 2005, respectively, while the Automation and Management class grew by 156% and 166% in 2006 and 2005, respectively. The stronger growth in the Automation and Management class is due to our end-user customers’ demand for software that capitalizes on the benefits of the virtualization platform to drive more efficient, reliable, and flexible system infrastructure. Late in the second quarter of 2006, we introduced several new products in the Automation and Management class which were the chief drivers of the growth in that class. We expect that this class will continue to grow more rapidly than the Platforms class throughout 2007.

We sell our products through a network of channel partners, which includes distributors, resellers, x86 system vendors and systems integrators. More than 70% of our orders for each of the three years presented occurred through our 15 largest direct channel partners, including one distributor which represented 29%, 30% and 27% of our revenue in 2006, 2005 and 2004, respectively. As we expand geographically, we may add additional direct channel partners; however, approximately 90% of the increases in orders in 2005 and 2006 resulted from increased sales volumes through our existing direct channel partners. These increases were driven by several factors, including greater demand for our virtualization product offerings attributable to wider market acceptance of virtualization as part of an organization’s IT infrastructure, a broadened product portfolio and expansion of our indirect channel partner network.

We have over 4,000 indirect channel partners as of December 31, 2006, an increase of over 1,500 from December 31, 2005. Over 1,000 new indirect channel partners were added during 2005. Orders from new indirect channel partners were approximately 30% of the increase in license revenue from 2005 to 2006. These indirect channel partners obtain software licenses and services from our distributors and x86 system vendors and market and sell them to end-user customers. In addition, we have a direct sales force that complements these efforts. Our sales force works with our channel partners to introduce them to customers and new sales opportunities. Our channel partners also introduce our sales force to their customers.

We also experienced an increase in the number of orders greater than fifty thousand dollars in 2006 and 2005, compared to the respective prior years. Orders from our distributors and end-user customers which were greater than fifty thousand dollars were approximately 30%, 23% and 18% of license revenue in 2006, 2005 and 2004 respectively. The increase in the number of orders greater than fifty thousand dollars resulted from broader acceptance of virtualization solutions for organizations’ IT infrastructure and a trend toward end-user customers using our products broadly across their organizations.

Although many of the Company’s products are available individually, they are generally sold in product bundles which encompass most of the Company’s products. As we develop new products, they are typically sold as a new component to a bundle of products. Customers generally purchase the most recent bundle. Late in the second quarter of 2006, we introduced a new Enterprise product bundle which largely replaced the previous product bundle. We added three unique products to this bundle and increased the corresponding list price by

15%. This price increase was partially offset by decreasing prices on certain core platform products. In some cases, we began providing these products for free. The impact of pricing on revenue growth in 2006 compared to 2005 was less than 10% of the overall increase in revenue. The impact of pricing on revenue growth in 2005 compared to 2004 was not significant.

Partially offsetting the annual increases in license revenues was a reduction in the accretion of prior year license revenue recognized ratably over the license term. From inception through early 2004, we licensed certain of our products and provided updates at no additional cost. Because we had not established VSOE of the fair value of the updates, we recognized the entire contract value ratably over the contract period. Commencing in early 2004, we offered customers the right to buy updates on a stand-alone basis, thereby establishing VSOE of fair value of the updates. As a result, we recognized the license portion of the contract at the inception of the license agreement and recognized the value of the maintenance portion of the contract over the maintenance period. Revenue recognized ratably was $0.8, $9.9 and $27.5 in 2006, 2005 and 2004, respectively.

Services Revenues.    Services revenues were $212.0 in 2006, $100.1 in 2005 and $39.9 in 2004, representing year-over-year increases of 112% in 2006 and 151% in 2005. Services revenues consist of software maintenance and professional services revenues. The increases in services revenues in 2006 and 2005 were primarily attributable to growth in our software maintenance revenues. This growth reflects the increases in our license revenues, as well as renewals to customer contracts. Professional services revenues increased due to growing demand for design and implementation services and training programs, as end-user organizations deployed virtualization across their organizations.

Cost of Revenues and Gross Profit

Our cost of revenues were $123.4, $65.2 and $45.4 in 2006, 2005 and 2004, representing year-over-year increases of 89% in 2006 and 44% in 2005. Our gross profit was $580.5, $321.9 and $173.3 in 2006, 2005 and 2004, respectively, representing year-over-year increases of 80% in 2006 and 86% in 2005. The annual increases in our cost of sales were primarily attributable to increased direct support, professional services personnel and third-party professional services costs to support the increased services revenues. We also incurred increased costs to fulfill our license sales as the volume of our license sales increased. The aggregate total increase of these costs was $43.3 and $16.2 in 2006 and 2005, respectively. Additionally, the amortization of capitalized software development costs increased by $16.1 in 2006 and $4.8 in 2005. Fluctuations in foreign currency compared to the U.S. dollar did not have a significant effect on cost of revenues and gross profit in 2006 and 2005. Our gross margins, as a percentage of revenues, were 82.5% in 2006, 83.2% in 2005 and 79.2% in 2004. The reduction in our gross margin in 2006 compared to 2005 was primarily attributable to a change in the mix of our license and services revenues due to significant renewals of existing maintenance contracts and new customers purchasing maintenance contracts. License revenues, as a percentage of total revenues, decreased from 74.1% in 2005 to 69.9% in 2006. Services revenues have a lower gross margin than our license revenues. For the remainder of 2007, we expect that our services revenues will continue to increase as a percentage of our total revenues, thereby negatively impacting our gross margins. The increase in our gross margin in 2005 compared to 2004 was primarily attributable to acquisition-related intangible amortization expense decreasing from 11.7% of revenues in 2004 to 6.0% in 2005. Acquisition-related intangible amortization expense resulted primarily from EMC’s acquisition of us, which has been reflected in our consolidated financial statements. Partially offsetting this improvement was a change in our sales mix in which license revenues, as a percentage of total revenues, decreased from 81.8% in 2004 to 74.1% in 2005. In future periods, our cost of revenues and gross profit will be adversely affected as a result of the exchange offer and the issuance of additional equity grants. See “Management’s Discussion and Analysis—Equity-based Compensation.”

Research and Development Expenses

Our R&D expenses were $148.3, $72.6 and $43.9 in 2006, 2005 and 2004, representing year-over-year increases of 104% in 2006 and 65% in 2005. The increase in R&D expenses in both 2006 and 2005 consisted primarily of increased salaries and benefits of $45.5 and $22.8 in 2006 and 2005, respectively, resulting from additional resources to support new product development. The cost of supplies expensed and the depreciation from equipment capitalized increased by $8.9 and $4.2 in 2006 and 2005, respectively. Equity-based compensation associated with higher levels of equity grants increased by $8.1 in 2006 and $7.9 in 2005. Partially offsetting these annual increases in R&D expense were higher levels of software capitalization, which increased by $17.9 in 2006 and $16.9 in 2005. As a percentage of revenues, R&D expenses were 21.1%, 18.7% and 20.1% in 2006, 2005 and 2004, respectively. The increase in R&D expenses, as a percentage of revenues, in 2006 compared to 2005 was primarily attributable to incremental headcount to support the growth of our business. The decrease in R&D expense, as a percentage of revenues, in 2005 compared to 2004 was primarily attributable to the increased level of software capitalization in 2005. In 2005, we reached technological feasibility on our current VMware Infrastructure server product. In future periods, our research and development expenses will be adversely affected as a result of the exchange offer and the issuance of additional equity grants. Additionally, the amount of equity-based compensation that may be capitalized will also affect the future expense. See “Management’s Discussion and Analysis—Equity-based Compensation.”

Sales and Marketing Expenses

Our sales and marketing expenses were $238.3, $125.0 and $60.0 in 2006, 2005 and 2004, representing year-over-year increases of 91% in 2006 and 108% in 2005. The increase in sales and marketing expenses was the result of higher salaries and benefits, resulting from additional headcount in both sales and marketing personnel, and higher commission expense resulting from increased sales volume. Salaries, benefits and commission expense increased by $51.3 and $30.1 in 2006 and 2005, respectively. In certain international countries, EMC hires employees who work on our behalf. The costs incurred by EMC on our behalf, which principally relates to employees dedicated to our marketing effort, increased by $20.8 and $17.3 in 2006 and 2005, respectively. An increase in our marketing programs and travel of $20.7 and $5.9 in 2006 and 2005, respectively, also contributed to the growth in sales and marketing expenses. Equity-based compensation, associated with higher levels of equity grants, increased sales and marketing expense by $6.7 in 2006 and $0.7 in 2005. As a percentage of revenues, sales and marketing expenses were 33.9%, 32.3% and 27.4% in 2006, 2005 and 2004, respectively. The annual increases in sales and marketing expenses, as a percentage of revenues, were primarily attributable to incremental salaries, benefits, commissions and equity-based compensation. In future periods, our sales and marketing expenses will be adversely affected as a result of the exchange offer and the issuance of additional equity grants. See “Management’s Discussion and Analysis—Equity-based Compensation.”

General and Administrative Expenses

Our general and administrative expenses were $69.6, $30.8 and $19.0 in 2006, 2005 and 2004, representing year-over-year increases of 126% in 2006 and 62% in 2005. Increases in general and administrative expenses in both 2006 and 2005 were due to additional salaries and benefits, primarily for new headcount, of $9.5 and $5.9 in 2006 and 2005, respectively, related increases in equity-based compensation of $4.6 and $2.3 in 2006 and 2005, respectively, and increased recruiting costs to obtain the additional employees of $1.7 and $0.6 in 2006 and 2005, respectively. The increase in headcount drove related incremental costs such as travel, equipment, facilities, and depreciation of $11.7 and $1.8 in 2006 and 2005, respectively. Other administrative costs, such as legal, audit and tax increased by $1.1 in 2006. Partially offsetting these cost increases was a reimbursement of $3.3 of legal fees received in 2005 incurred in previous years. As a percentage of revenues, general and administrative expenses were 9.9%, 7.9% and 8.7% in 2006, 2005 and 2004, respectively. The increase in general and administrative expenses, as a percentage of revenues, in 2006 compared to 2005, was primarily attributable to incremental headcount to support the growth of our business. In future periods, our general and administrative expenses will be adversely affected as a result of the exchange offer and the issuance of additional equity grants. See “Management’s Discussion and Analysis—Equity-based Compensation.”

In-Process Research and Development Expenses

IPR&D was $3.7, $0.0 and $15.2 in 2006, 2005 and 2004, respectively. The IPR&D charge in 2006 was attributable to our acquisition of Akimbi. The IPR&D charge in 2004 related to EMC’s acquisition of VMware.

Operating Income

Operating income was $120.6, $93.6 and $35.2 in 2006, 2005 and 2004, respectively, representing a year-over-year increase of 29% in 2006 and 166% in 2005. The increase in operating income in 2006 was primarily the result of the increase in revenue, partially offset by the increases in operating expenses discussed in the individual expense line items above. As a percentage of revenue, operating income declined to 17.1% in 2006 from 24.2% in 2005. Most of the decrease in operating income as a percentage of revenue was a result of increased salaries and benefits as we expanded our research and development, sales and marketing and general and administrative spending to support our revenue growth and to expand future product offerings in what may be a substantially more competitive environment.

Operating income as a percentage of revenue in 2005 improved to 24.2% from 16.1% in 2004. Most of the increase was due to amortization of intangible assets remaining flat on a dollar basis year-over-year and a charge of $15.2 in 2004 related to IPR&D. Intangible asset amortization and IPR&D represented 19% of revenue in 2004 compared to 6.8% in 2005.

A portion of our costs of revenues, primarily the costs of personnel to deliver technical support on our products, and a portion of our operating expense primarily related to sales, sales support and research and development, are denominated in foreign currencies, primarily the British pound, the Euro, the Japanese yen, the Indian rupee, the Australian dollar and the Canadian dollar. These costs and the resulting effect on operating income are exposed to foreign exchange rate fluctuations. As a result of fluctuations in foreign currency values compared to the U.S. dollar, operating income decreased $2.8 in 2006. The effect in 2005 was not significant. In future periods operating income will be adversely affected as a result of the exchange offer and the issuance of additional equity grants. See “Management’s Discussion and Analysis—Equity-based Compensation.”

Investment Income

Investment income was $3.3, $3.1 and $0.1 in 2006, 2005 and 2004, respectively. Investment income consists primarily of interest earned on cash and cash equivalent balances and on amounts due to us from EMC on our intercompany balance. Investment income increased in 2005 compared to 2004 due to higher outstanding cash and cash equivalent balances and amounts owed to us by EMC on our intercompany balances.

Other Expense, Net

Other expense, net was $1.4, $1.3 and $0.1 in 2006, 2005 and 2004, respectively. The increase in other expense, net in 2005 compared to 2004 resulted primarily from increased interest expense on balances owed by us to EMC.

Provision for Income Taxes

Our effective income tax rate was 30.1%, 30.0% and 52.3% in 2006, 2005 and 2004, respectively. For 2006 and 2005, the effective tax rate varied from the statutory rate primarily as a result of the mix of income attributable to foreign versus domestic jurisdictions. Our aggregate income tax rate in foreign jurisdictions is lower than our income tax rate in the United States. Additionally, we generated tax credits that reduced our effective tax rate by 4.9 percentage points and 3.9 percentage points in 2006 and 2005, respectively. Partially offsetting this benefit in 2006 and 2005 were non-deductible permanent differences. In 2004, the effective tax rate varied substantially from the statutory rate primarily as a result of non-deductible permanent differences, primarily IPR&D charges in connection with our acquisition by EMC. Partially offsetting this expense was the benefit of our mix of income attributable to foreign versus domestic jurisdictions. Additionally, we generated tax credits that reduced our effective tax rate by 8.0 percentage points in 2004.

Selected Quarterly Operating Results

	For the quarter ended (unaudited)
	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar 31, 2005
Revenues:
License	$169.6	$162.0	$126.3	$113.3	$90.3	$87.6	$71.0	$66.6	$61.8
Services	89.1	67.6	62.5	43.1	38.8	27.6	29.4	25.0	18.1

	258.7	229.6	188.8	156.4	129.1	115.2	100.4	91.6	79.9
Cost of revenues:
Cost of license revenues	20.6	14.5	18.5	13.8	12.4	10.8	10.4	10.1	9.0
Cost of services revenues	23.5	22.8	19.0	12.8	9.6	7.4	6.5	5.9	5.1

	44.0	37.3	37.5	26.6	22.0	18.2	16.9	16.0	14.1

Gross profit	214.7	192.3	151.3	129.8	107.1	97.0	83.5	75.6	65.8

Operating expenses:
Research and development	55.0	50.1	43.2	32.6	22.3	10.3	24.2	22.1	16.0
Sales and marketing	86.7	80.6	61.1	54.1	42.6	39.7	33.9	28.0	23.4
General and administrative	26.6	25.1	18.9	13.7	11.8	6.8	9.5	8.2	6.3
In-process research and development	—	—	—	3.7	—	—	—	—	—

Operating income	46.4	36.5	28.1	25.7	30.3	40.2	16.0	17.3	20.1
Investment income and other expenses, net	3.0	1.2	1.0	(0.3)	—	0.1	1.2	0.3	0.1

Income before income taxes	49.4	37.7	29.1	25.4	30.3	40.3	17.2	17.6	20.2
Provision for income taxes	8.3	6.8	9.8	10.3	10.0	12.4	5.0	5.2	6.0
Cumulative effect of a change in accounting principle	—	—	—	—	0.2	—	—	—	—

Net income	$41.1	$31.0	$19.3	$15.1	$20.5	$28.0	$12.2	$12.4	$14.2

Note: Certain columns may not add due to rounding.

Liquidity and Financial Condition

In summary, our cash flows were:

	Year Ended December 31,		For the Period from January 9, 2004 to December 31, 2004
	2006	2005
	(in millions)
Net cash provided by operating activities	$279.9	$238.2	$94.0
Net cash used in investing activities	(142.4)	(45.7)	(14.0)
Net cash used in financing activities	—	(190.0)	(92.9)

Cash provided by operating activities was $279.9, $238.2 and $94.0 in 2006, 2005 and 2004, respectively.

In 2006, our operating cash flow reflected net income generated during the period of $87.0, adjusted for non-cash items such as depreciation and amortization expense of $66.6 and stock-based compensation of $51.2.

Additionally, working capital, including short- and long-term deferred revenue, income taxes payable and deferred income taxes, generated cash flow of $67.4, primarily the result of an increase in total deferred revenue of $158.1. Our deferred revenue balance consisted of deferred license revenues of $65.4 and deferred services revenues of $241.1 at December 31, 2006, of which $242.6 was categorized as current. Of the $63.9 categorized as long-term, $25.0 will be recognized as revenue subsequent to December 31, 2008. The increase in deferred revenue was partially offset by an increase in accounts receivable of $98.0 due to increased revenue and an increase in net receivables due from EMC of $48.4.

In 2005, our operating cash flow reflected net income generated during the period of $66.8, adjusted for non-cash items such as depreciation and amortization expense of $39.5 and stock-based compensation of $27.1. Working capital, including short- and long-term deferred revenue, income taxes payable and deferred income taxes, generated cash flow of $104.7, primarily the result of an increase in total deferred revenue of $79.5. Our deferred revenue balance consisted of deferred license revenues of $51.2 and deferred services revenues of $97.3 at December 31, 2005, of which $131.6 was categorized as current. Additionally, our operating cash flow was positively impacted by increased income taxes payable to EMC of $44.1 and increased net payable due to EMC of $29.3. These increases in deferred revenue and amounts owed to EMC were partially offset by an increase in accounts receivable of $52.0 due to increased revenue.

In 2004, our operating cash flow reflected net income generated during the period of $16.8, adjusted for non-cash items such as depreciation and amortization expense of $30.2, stock-based compensation of $19.5 and in-process research and development of $15.2. Working capital, including short- and long-term deferred revenue, income taxes payable and deferred income taxes, generated cash flow of $11.1. Our operating cash flow was negatively impacted by an increase in accounts receivable of $28.1 due to increased revenue. This increase in accounts receivable was partially offset by the positive impact of increased net payable due to EMC of $17.2 and increased income taxes payable to EMC of $10.9.

Cash used in investing activities was $142.4, $45.7 and $14.0 in 2006, 2005 and 2004, respectively. Cash paid for business acquisitions, net of cash acquired, was $46.5 and $2.2 in 2006 and 2005, respectively. Capital additions were $52.6, $20.7 and $6.0 in 2006, 2005 and 2004, respectively. The annual increases in capital additions were attributable to supporting the growth of the business. Capitalized software development costs on a cash basis were $32.5, $21.6 and $8.2 in 2006, 2005 and 2004, respectively. The increase in the amount capitalized in 2005 compared to 2004 was attributable to the introduction of new and enhanced product offerings. We have entered into construction contracts aggregating approximately $162.7 for our new headquarters facilities. EMC currently reimburses us for the costs we are incurring under these contracts and will continue to do so through the date of this offering, at which time we will purchase the facilities from EMC. We believe that cash on hand and cash generated from operations will be sufficient to pay for costs remaining to complete our new headquarters facilities. Through June 30, 2007, EMC has reimbursed us approximately $127.0. Additionally, in the second quarter of 2007, we entered into an agreement to acquire all of the capital stock of a privately held software development company for aggregate cash consideration of less than $10.0.

Cash used in financing activities was $190.0 and $92.9 in 2005 and 2004, resulting from dividends we paid to EMC. We had no financing activities in 2006. In April 2007, we declared an $800.0 dividend payable to EMC in the form of a note. The note matures in April 2012 and bears an interest rate of the 90-day LIBOR plus 55 basis points (5.91% as of June 30, 2007), with interest payable quarterly in arrears commencing June 30, 2007. The note may be repaid, without penalty, at any time commencing July 2007. We intend to use a portion of the proceeds from the offering to repay a portion of the note.

Our cash and cash equivalents balance increased from $38.7 at December 31, 2005 to $176.1 at December 31, 2006. Based on our current operating and capital expenditure forecasts, we believe that the combination of funds currently available and funds to be generated from operations will be adequate to finance our ongoing operations for at least the next twelve months.

To date, inflation has not had a material impact on our financial results.

Results of First Quarter Operations

Our results of operations for the three months ended March 31, 2007 and 2006 are as follows:

	Three months ended March 31,
	2007		2006
Revenues:
License	$169.6	65.5%	$90.3	70.0%
Services	89.1	34.5%	38.8	30.0%

	258.7	100.0%	129.1	100.0%
Cost of revenues:
Cost of license revenues	20.6	7.9%	12.4	9.6%
Cost of services revenues	23.5	9.1%	9.6	7.4%

	44.0	17.0%	22.0	17.0%

Gross profit	214.7	83.0%	107.1	83.0%

Operating expenses:
Research and development	55.0	21.2%	22.3	17.3%
Sales and marketing	86.7	33.5%	42.6	33.0%
General and administrative	26.6	10.3%	11.8	9.2%
In-process research and development	—	—	—	—

Operating income	46.4	17.9%	30.3	23.5%
Investment income and other expenses, net	3.0	1.2%	—	—

Income before income taxes	49.4	19.1%	30.3	23.5%
Provision for income taxes	8.3	3.2%	10.0	7.7%
Cumulative effect of a change in accounting principle	—	—	0.2	—

Net income	$41.1	15.9%	$20.5	15.9%

Note: Certain columns may not add due to rounding.

Revenues

For the first quarter, total revenues were $258.7 in 2007, which was a 100% increase over 2006 revenues of $129.1. The growth in 2007 reflected an increase of $79.3 in license revenue and an increase of $50.4 in services revenue. We market and sell our products largely through a network of channel partners, which includes distributors, resellers, x86 system vendors and systems integrators.

License Revenues. Software license revenues increased by 88% from $90.3 in the first quarter of 2006 to $169.6 in 2007. We believe a significant majority of the revenue growth in the first quarter of 2007 compared to the same period in 2006 is the result of increased sales volumes, driven largely by greater demand for our virtualization product offerings attributable to wider market acceptance of virtualization as part of organizations’ IT infrastructure, a broadened product portfolio and expansion of our network of indirect channel partners. The increase in our sales and marketing spending and the increase in our distribution channels, which grew by over 400 new partners in the first quarter, also contributed to the generation and cultivation of this additional demand. Orders from new indirect channel partners were approximately 5% of the increase in license revenue from the first quarter of 2006 to the first quarter of 2007.

We also experienced an increase in the number of orders greater than $50,000 in the first quarter of 2007, compared to the first quarter of 2006. Orders from our distributors and end-user customers which were greater than $50,000 were approximately 27% and 24% of revenue in the first quarters of 2007 and 2006, respectively.

The increase in the number of orders greater than $50,000 is a result of broader acceptance of virtualization solutions for organizations’ IT infrastructure and a trend toward end-user customers using our products broadly across their organizations. In the second quarter of 2006, we introduced a new Enterprise product bundle which largely replaced the previous product bundle. We added three unique products to this bundle and increased the corresponding list price by 15%. This price increase was partially offset by decreasing prices on certain core platform products which were licensed for free. The impact of pricing on revenue growth in 2007 compared to 2006 was less than 10% of the overall increase in revenue.

Services Revenues. First quarter services revenues were $89.1 in 2007 and $38.8 in 2006, representing a year-over-year increase of 130%. Services revenues consist of software maintenance and professional services revenues. The increase in services revenues in 2007 was primarily attributable to growth in our software maintenance revenues and reflects the increase in license revenues, as well as renewals to customer contracts. Professional services revenues increased due to growing demand for design and implementation services and training programs, as end-user customers deployed virtualization across their organizations.

Cost of Revenues and Gross Profit

Our cost of revenues were $44.0 and $22.0 in the first quarter of 2007 and 2006, respectively, representing a year-over-year increase of 100%. Our gross profit for the first quarter was $214.7 in 2007 and $107.1 in 2006, which is an increase of 100%. The annual increase in our cost of sales was primarily attributable to increased direct support, professional services personnel and third-party professional services costs to support the increased services revenues. We also incurred increased costs to fulfill our license sales as the volume of our license sales increased. The aggregate total increase of these costs was $16.1 in the first quarter of 2007. The amortization of capitalized software development costs increased by $5.2 in 2007, a 188% increase. Fluctuations in foreign currency compared to the U.S. dollar did not have a significant effect on cost of revenues in the first quarter of 2007 and 2006. License revenues, as a percentage of total revenues, decreased from 70.0% in the first quarter of 2006 to 65.5% in the first quarter of 2007. Our gross margins, as a percentage of revenues, were 83.0% in both the first quarter of 2007 and 2006. Although services revenues, which have a lower gross margin than our license revenues, comprised a greater proportion of our revenue mix in the first quarter of 2007, the gross margin on our license revenues improved compared to the first quarter of 2006, resulting in our overall gross margin remaining flat. For the remainder of 2007, we expect that our services revenues will continue to increase as a percentage of our total revenues. Because services revenues have a lower gross margin than our license revenues, we expect our gross margins will be negatively impacted for the remainder of 2007. In future periods, our cost of revenues and gross profit will be adversely affected as a result of the exchange offer and the issuance of additional equity grants. See “Management’s Discussion and Analysis—Equity-based Compensation.”

Research and Development Expenses

Our R&D expenses were $55.0 and $22.3 in the first quarter of 2007 and 2006, respectively, representing a year-over-year increase of 146%. The increase in R&D expenses in 2007 consisted primarily of increased salaries and benefits of $14.6, resulting from additional resources to support new product development. Software capitalization decreased from $17.7 in 2006 to $7.6 in 2007. In 2006, we reached technological feasibility on our current VMware Infrastructure server product and capitalized the costs to develop that product. By contrast, in 2007, we have not reached technological feasibility on a product of similar magnitude. As a percentage of revenues, R&D expenses were 21.2% in 2007 and 17.3% in 2006. The increase in R&D expense as a percentage of revenues in 2007 compared to 2006 was primarily attributable to less software costs being capitalized. In future periods, our research and development expenses will be adversely affected as a result of the exchange offer and the issuance of additional equity grants. Additionally, the amount of equity-based compensation that may be capitalized will also affect the future expense. See “Management’s Discussion and Analysis—Equity-based Compensation.”

Sales and Marketing Expenses

For the first quarter, our sales and marketing expenses were $86.7 in 2007 and $42.6 in 2006, representing a year-over-year increase of 104% in 2007. The increase in sales and marketing expenses was the result of higher salaries and benefits, resulting from additional headcount in both sales and marketing personnel, and higher commission expense resulting from increased sales volume. Salaries, benefits and commission expense increased by $24.2. In certain international countries, EMC hires employees who work on our behalf. The costs incurred by EMC on our behalf, which principally relates to employees dedicated to our marketing effort, increased by $9.3. In order to expand our geographic reach in the first quarter of 2007, we added employees in two additional countries, as well as increased headcount in countries where we previously had employees. An increase in our marketing programs and travel of $4.0 also contributed to the growth in sales and marketing expenses. As a percentage of revenues, sales and marketing expenses were 33.5% and 33.0% in 2007 and 2006, respectively. The annual increases in sales and marketing expenses, as a percentage of revenues, were primarily attributable to incremental salaries, benefits and commissions. In future periods, our sales and marketing expenses will be adversely affected as a result of the exchange offer and the issuance of additional equity grants. See “Management’s Discussion and Analysis—Equity-based Compensation.”

General and Administrative Expenses

Our general and administrative expenses for the first quarter were $26.6 and $11.8 in 2007 and 2006, respectively, representing a year-over-year increase of 125%. Our general and administrative expenses increased primarily as a result of additional salaries, benefits and recruiting costs of $6.8, resulting from additional resources to support the growth of our business. Administrative costs, such as travel, equipment, facilities and depreciation, increased by $3.4 in 2007. Other administrative costs, such as legal, audit and tax fees, also contributed $1.2 to the increase in general and administrative expenses in 2007 compared to 2006. As a percentage of revenues, general and administrative expenses were 10.3% and 9.2% in 2007 and 2006, respectively. The increase in general and administrative expenses as a percentage of revenues was primarily attributable to incremental headcount to support the growth of our business. In future periods, our general and administrative expenses will be adversely affected as a result of the exchange offer and the issuance of additional equity grants. See “Management’s Discussion and Analysis—Equity-based Compensation.”

Operating Income

Our operating income was $46.4 and $30.3 in the first quarters of 2007 and 2006, respectively, representing a year-over-year increase of 53%. As a percentage of revenues, operating margins were 17.9% and 23.5% in 2007 and 2006, respectively. The decrease in margin in 2007 was primarily attributable to the effect of capitalized software development cost, net of amortization. Net capitalized software development cost increased operating income by $13.2 in 2006, but decreased operating income by $0.4 in 2007.

A portion of our costs of revenues, primarily the costs of personnel to deliver technical support on our products, and a portion of our operating expense primarily related to sales, sales support and research and development, are denominated in foreign currencies, primarily the British pound, the Euro, the Japanese yen, the Indian rupee, the Australian dollar and the Canadian dollar. These costs and the resulting effect on operating income are exposed to foreign exchange rate fluctuations. As a result of fluctuations in foreign currency values compared to the U.S. dollar, operating income decreased $3.8 in the first quarter of 2007 and increased $1.1 in the first quarter of 2006.

Investment Income and Other Net Expenses

Investment income and other expenses, net, were $3.0 in the first quarter of 2007 as compared with $0.0 in the same period of 2006. Investment income consists primarily of interest earned on cash and cash equivalent balances and on amounts due to us from EMC on our intercompany balance. Interest expense results primarily from balances owed by us to EMC. Investment income increased in 2007 compared to 2006 due to higher outstanding cash and cash equivalent balances and amounts owed to us by EMC on our intercompany balances.

Provision for Income Taxes

Our effective income tax rate was 16.9% in the first quarter of 2007 as compared with 32.9% for the same period in 2006. The reduction in the effective rate for the first quarter of 2007 compared to the first quarter of 2006 was primarily attributable to the benefit of our tax structure, whereby income in 2007 earned abroad principally qualifies for deferral from U.S. taxation, whereas in 2006 the income was principally taxed in the United States. Our rate of taxation in foreign jurisdictions is lower than our U.S. tax rate.

Liquidity and Financial Condition

For the quarters ended March 31, 2007 and March 31, 2006, our cash flows were:

	Three months ended March 31,
	2007	2006
Net cash provided by operating activities	$104.9	$99.6
Net cash used in investing activities	(22.6)	(22.6)
Net cash used in financing activities	—	—

Cash provided by operating activities was $104.9 and $99.6 in the first quarter of 2007 and 2006, respectively.

In the first quarter of 2007, our operating cash flow reflected net income generated during the period of $41.1, adjusted for non-cash items such as depreciation and amortization expense of $21.2 and stock-based compensation of $11.6. Additionally, working capital, including short- and long-term deferred revenue, income taxes payable and deferred income taxes, generated cash flow of $30.4, as a result of a decrease in accounts receivable of $46.4 and an increase in deferred revenues of $33.7. Our deferred revenue balance consisted of deferred license revenues of $76.4 and deferred service revenues of $263.9 at March 31, 2007, of which $262.1 of the total deferred revenue balance was classified as current. Of the $78.2 classified as long-term, $41.2 will be recognized as revenue subsequent to December 31, 2008.

In the first quarter of 2006, our operating cash flow reflected net income generated during the period of $21.6, adjusted for non-cash items such as depreciation and amortization expense of $12.6 and stock-based compensation of $6.5. Additionally, working capital, including short- and long-term deferred revenue, income taxes payable and deferred income taxes, generated cash flow of $59.8, primarily as a result of an increase in deferred revenue of $29.9 and a decrease in accounts receivable of $13.9.

Cash used in investing activities was $22.6 for both the first quarter of 2007 and 2006. Capital additions were $16.6 and $10.4 in the first quarter of 2007 and 2006, respectively. Capitalized software development costs were $6.7 and $12.3 in the first quarter of 2007 and 2006, respectively. The decrease in capitalized software development costs in the first quarter of 2007 compared to the first quarter of 2006 was attributable to the current version of the Virtual Infrastructure software product reaching technological feasibility in 2006.

We had no financing activities in the first quarter of 2007 or 2006.

Financing Activities

In July 2007, we entered into a stock purchase agreement with Intel Capital, pursuant to which Intel Capital has agreed to purchase 9.5 million shares of our Class A common stock at $23.00 per share for an aggregate offering price of $218.5, subject to the expiration of the applicable waiting period under the HSR Act and the satisfaction of other customary closing conditions, including the absence of a material adverse change. If we do not complete an underwritten public offering with an aggregate offering price to the public of at least $250.0 on or before December 31, 2007, Intel Capital will have the right to exchange its Class A common stock for shares of Series A preferred stock, the terms of which will be designated prior to the closing of the Intel investment. We have also granted Intel Capital customary anti-dilution rights and a put right with a pre-set internal rate of return. We have also entered into an investor rights agreement with Intel Capital pursuant to which Intel Capital will have certain registration and other rights as a holder of our Class A common stock.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

Guarantees and Indemnification Obligations

We enter into agreements in the ordinary course of business with, among others, distributors, resellers, x86 system vendors and systems integrators. Most of these agreements require us to indemnify the other party against third-party claims alleging that one of our products infringes or misappropriates a patent, copyright, trademark, trade secret and/or other intellectual property right. Certain of these agreements require us to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions by us, our employees, agents or representatives. In addition, from time to time we have made certain guarantees regarding the performance of our systems to our customers.

Contractual Obligations

We have various contractual obligations impacting our liquidity. The following represents our contractual obligations as of December 31, 2006:

		Payments Due by Period
	Total	Less than 1 year	1-3 years*	3-5 years**	More than 5 years
Operating leases	$298.0	$13.6	$16.8	$14.2	$253.4
Purchase orders	46.7	46.7	—	—	—
Construction contracts	77.6	77.6	—	—	—

Total	$422.3	$137.9	$16.8	$14.2	$253.4

*	Includes payments from January 1, 2008 through December 31, 2009.
**	Includes payments from January 1, 2010 through December 31, 2011.

Our operating leases are primarily for office space around the world. We generally believe leasing such space is more cost-effective than purchasing real estate. While our purchase orders are generally cancelable without penalty, certain vendor agreements provide for percentage-based cancellation fees or minimum restocking charges based on the nature of the product or service. The construction contracts are for the construction of our new headquarter facilities. Through the date of this offering, EMC reimbursed us for the costs we incurred under these contracts. Upon the consummation of this offering, we will purchase the facilities from EMC.

Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of generally accepted accounting principles that require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. Our significant accounting policies are presented within Note A to our consolidated financial statements included elsewhere in this prospectus.

Accounting for Stock Options

In 2006, we adopted Financial Accounting Standard No. 123R, “Share-Based Payment,” or FAS No. 123R, to account for equity-based compensation expense. Our financial statements include the adoption of FAS No. 123R using the modified prospective transition method of adoption, which does not result in the restatement of results from prior periods.

FAS No. 123R requires recognizing compensation costs for all share-based payment awards made to employees based upon the awards’ estimated grant date fair value. The standard covers equity grants made by EMC to our employees, including stock options for EMC stock, restricted EMC stock and employee stock purchases related to EMC’s employee stock purchase plan, or ESPP. Additionally, we applied the provisions of SEC Staff Accounting Bulletin No. 107 on Share-Based Payment to our adoption of FAS No. 123R. Prior to 2006, we elected to account for these share-based payment awards under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and elected to only disclose the pro forma impact of expensing the fair value of stock options in the notes to the financial statements.

We elected to estimate the fair value of employee stock option awards and the ESPP using the Black-Scholes model. The determination of the fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by EMC’s stock price, as well as assumptions regarding a number of subjective variables. These variables include the expected stock price volatility over the term of the awards, the risk-free interest rate associated with the expected term of the awards, expected dividends and actual and projected employee stock option exercise behaviors.

In 2006, the following weighted average assumptions for employee stock options and ESPP were used in the Black-Scholes model:

	Stock Options	ESPP
Dividend yield	None	None
Expected volatility	34.4%	27.6%
Risk free interest rate	4.8%	4.9%
Expected life (in years)	4.0	0.5

To determine the expected volatility, we used a combination of implied volatility for six-month and two-year traded options on EMC’s stock, as well as EMC’s historical stock price volatility. The expected term assumption is based upon actual historical exercises and cancellations of EMC stock options. We are using the same methodology to calculate expected volatility and expected term that was used prior to our adoption of FAS No. 123R. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of employee stock options and ESPP. The dividend yield assumption is based on the history and expectation of dividend payouts. Stock-based compensation expense recognized within a given reporting period is based on awards that are expected to vest in current or future periods. Accordingly, recognized stock-based compensation expense from stock options and ESPP is reduced for expected forfeitures. FAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. See Note I to our consolidated financial statements for more information regarding our implementation of FAS No. 123R.

In June 2007, VMware adopted the 2007 Equity and Incentive Plan which provides for the granting of stock options or other stock-based awards, including awards of restricted stock. Through August 13, 2007, VMware’s Compensation and Corporate Governance Committee made broad-based grants to issue stock options for Class A common stock of approximately 35.8 million shares with an exercise price of $23.00 per share, approximately 366,000 shares with an exercise price of $25.00 per share, and approximately 976,000 shares with an exercise price of $29.00 and granted approximately 538,000 restricted stock units. These awards have a fair value of approximately $272.0 which will be recognized over the awards’ vesting periods.

We performed a contemporaneous valuation each time an equity grant of common stock was made. In determining the fair value of the equity, we analyzed general market data, including economic, governmental and environmental factors; considered our historic, current and future state of our operations; analyzed our operating and financial results; analyzed our forecasts; gathered and analyzed available financial data for publicly traded companies engaged in the same or similar lines of business to develop appropriate valuation multiples and operating comparisons; and analyzed other facts and data considered pertinent to the valuation to arrive at an estimated fair value.

We utilized both the income approach and the market approach in estimating the value of the equity. The market approach estimates the fair value of a company by applying to the company’s historical and/or projected financial metrics market multiples of the corresponding financial metrics of publicly traded firms in similar lines of business. The use of the market approach requires judgments regarding the comparability of companies that are similar to ours. If different comparable companies had been used, the market multiples and resulting estimates of the fair value of our stock also would have been different. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If different discount rates or other assumptions had been used, the resulting estimates of the fair value of our stock would have been different. Due to the prospect of an imminent public offering, we did not apply a marketability discount in carrying out either approach.

In reaching our estimated valuation range, we considered the indicated values derived from each valuation approach in relation to the relative merits of each approach, the suitability of the information used, and the uncertainties involved. The results of the approaches overlapped, with the income approach results falling within a narrower range, which we ultimately relied on in our concluding estimate of value.

In addition to the aforementioned analysis, with respect to grants of options to purchase Class A common stock with a per share exercise price of $23.00, we believe that the fair value of our equity at that time was further substantiated by the arm’s-length transaction with Intel Capital whereby Intel Capital agreed to purchase 9.5 million shares of our Class A common stock at $23.00 per share, subject to adjustment if the price in this offering is below $23.00 per share. We believe that the fair value of our equity at the time of the grant of options at $25.00 per share was substantiated by the contemporaneous arm’s-length transaction whereby Cisco agreed to purchase 6.0 million shares of our Class A common stock from EMC at $25.00 per share. We believe that the fair value of our equity at the time of the grant of options at $29.00 per share was substantiated by the proximity to this offering.

The fair value of each VMware option granted at $23.00 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Risk-free interest rate	5.0%
Expected dividend yield	0%
Expected life	3.4 years
Expected volatility	39.2%

The fair value of each VMware option granted at $25.00 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Risk-free interest rate	4.8%
Expected dividend yield	0%
Expected life	3.4 years
Expected volatility	38.2%

The fair value of each VMware option granted at $29.00 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Risk-free interest rate	4.5%
Expected dividend yield	0%
Expected life	3.4 years
Expected volatility	39.6%

The computation of expected volatility was based on the historical and implied volatility of comparable companies, considering factors such as industry, stage of life cycle, size and financial leverage. The expected term was calculated based on the historical experience that VMware employees have had with EMC stock option grants, as well as the expected term of similar grants of comparable companies. The risk-free interest rate was based on a treasury instrument whose term is consistent with the expected life of the stock options.

Changes to the underlying assumptions may have a significant impact on the underlying value of the stock options, which could have a material impact on our financial statements. Should our actual forfeitures differ from our estimates, this could have a material impact on our financial statements.

Revenue Recognition

We derive revenue from the licensing of software and related services. We recognize revenue for software products and related services in accordance with the American Institute of Certified Public Accountants’ Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

Our assessment of likelihood of collection is also a critical element in determining the timing of revenue recognition. If we do not believe that collection is probable, the revenue will be deferred until the earlier of when collection is deemed probable or cash is received.

We recognize license revenue from the sale of software when risk of loss transfers, which is generally upon shipment or electronic transfer. We license our software under perpetual licenses, through our direct sales force and through our channel of distributors, resellers, x86 system vendors and systems integrators. We defer revenue relating to products that have shipped to our channel until our products are sold through the channel. We estimate and record reserves for products that are not sold through the channel based on historical trends and relevant current information. We obtain sell-through information from distributors and resellers on a monthly basis and reconcile any estimates, if necessary, made in the previous month. Historically, actual information has not differed materially from the related estimate. For our indirect channel partners who do not report sell-through data, we determine sell-through information based on such distributors’ and resellers’ accounts receivable balances and other relevant factors. For x86 system vendors, revenue is recognized in arrears upon the receipt of binding royalty reports. The accuracy of our reserves depends on our ability to estimate the product sold through the channels and could have a significant impact on the timing and amount of revenue we report.

We offer rebates to channel partners, which are recognized as a reduction of revenue at the time the related product sale is recognized. We account for marketing development funds and sales incentives to channel partners as a reduction of revenue. When rebates are based on the set percentage of actual sales, we recognize the costs of the rebates as a reduction of revenue when the underlying revenue is recognized. In cases where rebates are earned if a cumulative level of sales is achieved, we recognize the cost of the rebates as a reduction of revenue proportionally for each sale that is required to achieve the target. The estimated reserves for channel rebates and sales incentives are based on channel partners’ actual performance against the terms and conditions of the programs, historical trends and the value of the rebates. The accuracy of these reserves for these rebates, marketing development funds and sales incentives depends on our ability to estimate these items and could have a significant impact on the timing and amount of revenue we report.

Although our return policy does not allow end-users to return products for a refund, we may accept returns from time to time. Channel partners may also rotate stock when new versions of a product are released. The product returns reserve is based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions and promotions and other relevant factors. The accuracy of these reserves depends on our ability to estimate sales returns and stock rotation among other criteria. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Our services revenue consists of software maintenance and professional services. We recognize maintenance revenues ratably over the contract period. Professional services include design, implementation and training. Professional services are not considered essential to the functionality of our products because these services do not alter the product capabilities and may be performed by our customers or other vendors. Professional services engagements that have durations of 90 days or less are recognized in revenue upon completion of the engagement. Professional services engagements of more than 90 days for which we are able to make reasonably dependable estimates of progress toward completion are recognized on a proportional performance basis based upon the hours incurred. Revenue on all other engagements is recognized upon completion. However, if we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Our software products are sold with maintenance and/or professional services. Vendor-specific objective evidence (“VSOE”) of fair value of professional services is based upon the standard rates we charge for such services when sold separately. VSOE for maintenance services is established by the rates charged in stand-alone sales of maintenance contracts or the stated renewal rate for maintenance included in the license agreement. The revenue allocated to software license included in multiple element contracts represents the residual amount of the contract after the fair value of the other elements has been determined. Customers under maintenance agreements are entitled to receive updates and upgrades on a when-and-if-available basis. In the event upgrades have been announced but not delivered, product revenue is deferred after the announcement date until delivery occurs unless we have established VSOE of fair value for the upgrade. VSOE of fair value of upgrades is established based upon the price set by management. We have a history of selling upgrades on a stand-alone basis. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent with the sale of these elements on a stand-alone basis. This could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Asset Valuation

Asset valuation includes assessing the recorded value of certain assets, including accounts receivable, goodwill, capitalized software development costs and other intangible assets. We use a variety of factors to assess valuation, depending upon the asset. Accounts receivable are evaluated based upon the creditworthiness of our customers, historical experience, the age of the receivable and current market and economic conditions. Should current market and economic conditions deteriorate, our actual bad debt experience could exceed our estimate. We capitalize software development costs once our projects have reached technological feasibility at the earlier of completion of a detailed project design or a working model. Changes in judgment as to when technological feasibility is reached could materially impact the amount of costs capitalized. We amortize capitalized software development costs over periods ranging from 18 to 24 months, which represent the products’ estimated useful lives. Changes in the periods over which we actually generate revenues or the amounts of revenues generated could result in different amounts of amortization. Other intangible assets are evaluated based upon the expected period during which the asset will be utilized, forecasted cash flows, changes in technology and customer demand. Changes in judgments on any of these factors could materially impact the value of the asset. Our goodwill valuation is based upon a discounted cash flow analysis. The analysis considers estimated revenue and expense growth rates. The estimates are based upon our historical experience and projections of future activity, considering customer demand, changes in technology and a cost structure necessary to achieve the related revenues. Changes in judgments on any of these factors could materially impact the value of the asset.

New Accounting Pronouncements

VMware adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”), at the beginning of fiscal year 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. We had no changes to the amount of our income tax payable as a result of implementing FIN No. 48. Prior to the adoption of FIN No. 48, our policy was to classify accruals for uncertain positions as a current liability unless it was highly probable that there would not be a payment or settlement for such identified risks for a period of at least a year. We reclassified $4.5 of income tax liabilities from current to non-current liabilities because a cash settlement of these liabilities is not anticipated within one year of the balance sheet date.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements,” or FAS No. 157, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively, except in the case of a limited number of financial instruments that require retrospective application. We are currently evaluating the potential impact of FAS No. 157 on our financial position and results of operations.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS 115,” or FAS No. 159. The new statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of FAS No. 159 on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

During the first quarter 2007, our international revenues accounted for 47% of our total revenues. International revenue as a percentage of total revenues was 44% in 2006, 46% in 2005 and 45% in 2004. Our revenue contracts are denominated in U.S. dollars and the vast majority of our purchase contracts are denominated in U.S. dollars. A portion of our cost of revenues, primarily the cost of personnel to deliver technical support on our products, and a portion of our operating expense related to sales and sales support and research and development, are denominated in foreign currencies, primarily the British pound, the Euro, the Japanese yen, the Indian rupee, the Australian dollar and the Canadian dollar. These costs and the resulting effect on gross margin and operating income are exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, costs of revenue and operating costs may differ materially from expectations. The Company does not hedge its exposure to foreign currency fluctuation. Our exposure to market risk relates primarily to the variable interest obligation on the note we incurred to fund an $800.0 dividend to EMC.

BUSINESS

VMware is the leading provider of virtualization solutions. Our virtualization solutions represent a pioneering approach to computing that separates the operating system and application software from the underlying hardware to achieve significant improvements in efficiency, availability, flexibility and manageability. Our broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management. The benefits to our customers include substantially lower IT costs, choice of operating systems and a more automated and resilient systems infrastructure capable of responding dynamically to variable business demands. Our customer base includes 100% of the Fortune 100 and over 84% of the Fortune 1,000. Our customer base for our server solutions has grown to include 20,000 organizations of all sizes across numerous industries. We believe our solutions deliver significant economic value for customers, and many have adopted our solutions as the strategic and architectural foundation for their future computing initiatives.

Our solutions enable organizations to aggregate multiple servers, storage infrastructure and networks together into shared pools of capacity that can be allocated dynamically, securely and reliably to applications as needed, increasing hardware utilization and reducing spending. In the eight years since the introduction of our first virtualization platform, we have expanded our offering with virtual infrastructure automation and management products to address distributed and heterogeneous infrastructure challenges such as system recoverability and reliability, backup and recovery, resource provisioning and management, capacity and performance management and desktop security.

We began shipping our first product in 1999, and today we offer 16 products. Our flagship desktop product, VMware Workstation, is in its sixth generation and our flagship server product suite, VMware Infrastructure, is in its third generation. Our products are widely recognized for their innovation and quality. We believe that our technological leadership can be attributed to our highly talented R&D engineers, over 40% of whom have advanced degrees.

We believe that the addressable market opportunity for our virtualization solutions is large and expanding. IDC estimates that less than one million of the 24.6 million x86 servers and less than five million of the 489.7 million business client PCs deployed worldwide are running virtualization software. We believe industry trends towards more powerful yet under-utilized multi-core servers and the increasing complexity of managing desktop environments will drive widespread adoption of virtualization for both server and desktop deployments. We believe that our innovative virtualization solutions will enable us to maintain our leadership in this large addressable market by increasing our penetration within our substantial installed base and through the addition of new customers.

We work closely with over 200 technology partners, including leading server, processor, storage, networking and software vendors. We have shared the economic opportunities surrounding virtualization with our partners by facilitating solution development through open APIs, formats and protocols and providing access to our source code and technology. The endorsement and support of our partners have further enhanced the awareness, reputation and adoption of our virtualization solutions.

We have developed a multi-channel distribution model to expand our presence and reach various segments of the market. We derive a significant majority of our revenues from our large indirect sales channel of more than 4,000 channel partners that include distributors, resellers, x86 system vendors and systems integrators. We believe that our partners benefit greatly from the sale of our solutions through additional services, software and hardware sales opportunities. We have trained a large number of partners and end users to deploy and leverage our solutions.

We were founded in 1998 and have continued to operate in large measure as a stand-alone company following our acquisition by EMC in 2004. Our independence has been critical to building deep and mutually beneficial relationships with a broad group of partners. During 2006, we generated $703.9 million in revenues, an 82% increase over our 2005 results. For financial information about our business by segment and geographic area, see Note L to the consolidated financial statements included elsewhere in this prospectus. We are based in Palo Alto, California with 39 offices worldwide.

Industry Background

The Proliferation of x86 Servers and Desktops Introduces New Challenges

The introduction of x86 servers in the 1980s provided a low-cost alternative to mainframe and proprietary UNIX systems. The broad adoption of Windows and the emergence of Linux as server operating systems in the 1990s established x86 servers as the industry standard. x86 server shipments represented 93% of new servers in 2006 according to IDC. The growth in x86 server and desktop deployments has introduced new operational risks and IT infrastructure challenges. These challenges include:

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Low Infrastructure Utilization.    Typical x86 server deployments achieve an average utilization of only 10% to 15% of total capacity according to IDC. Organizations typically do not run more than one application per server to avoid the risk of faults or security vulnerabilities in one application affecting the availability of another application on the same server. This “one application to one server” approach, combined with the relative inefficiency of most x86-based server applications, has resulted in significant under-utilization of x86-based server resources. IDC estimates that organizations currently maintain total excess computing capacity valued at $140 billion in the form of over-provisioned or idle servers. We believe that the industry trend towards multi-core architectures, which increase server capacity by combining two or more independent processors into a single package, will likely result in even lower utilization levels. According to IDC, more than 95% of x86-based servers currently have four processors or less. We therefore believe applications currently running on these servers are unlikely to take advantage of the eight- to sixteen-processor architectures that are likely to be the industry standard within the next few years.

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Increasing Physical Infrastructure Costs.    Although the average selling prices of servers and related IT infrastructure continue to decline, the operational costs to support this growing infrastructure have steadily increased. Most computing infrastructure must remain operational at all times, resulting in power consumption, cooling and facilities costs that do not vary with utilization levels. In some cases, the lack of adequate power supply represents the limiting factor to an organization’s ability to deploy new applications and servers. IDC estimates that organizations spent $29.0 billion in 2006 to power and cool the worldwide installed base of servers, the vast majority of which are x86 servers.

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Increasing IT Management Costs.    IDC estimates that organizations typically spend more than 80% of their overall IT budgets on the routine maintenance of existing infrastructure. As computing environments become more complex, the level of specialized education and experience required for infrastructure management personnel and the associated costs of such personnel have increased. To support the rapid growth of under-utilized servers and associated IT infrastructure, organizations spend disproportionate time and resources on manual tasks associated with server maintenance, and thus require more personnel to complete these tasks. Furthermore, automation of operational processes is inherently difficult given the complexity and heterogeneity of the environments.

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Insufficient Failover and Disaster Protection.    Organizations are increasingly affected by the downtime of critical server applications and inaccessibility of critical end user desktops. The threat of security attacks, natural disasters, health pandemics and terrorism has elevated the importance of business continuity planning for both desktops and servers. The increasing dependence on x86-based server applications has elevated the importance of protecting them against local hardware failure, application faults and human error. Traditional solutions for both high availability and business continuity are complex and costly and therefore have only been deployed for a small subset of applications.

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Desktop Management and Security.    Managing and securing enterprise desktops present numerous challenges. Controlling a distributed desktop environment and enforcing management, access and security policies without impairing users’ ability to work effectively is complex and expensive. Numerous patches and upgrades must be continually applied to desktop environments to eliminate security vulnerabilities.

The Emergence of Industry-Standard Infrastructure Virtualization

Virtualization was first introduced in the 1970s to enable multiple business applications to share and fully harness the centralized computing capacity of mainframe systems. Virtualization was effectively abandoned during the 1980s and 1990s when client-server applications and inexpensive x86 servers and desktops established the model of distributed computing. Rather than sharing resources centrally in the mainframe model, organizations used the low cost of distributed systems to build up islands of computing capacity, providing some benefits but also introducing new challenges. In 1999, VMware introduced virtualization to x86 systems as a means to efficiently address many of these challenges and to transform x86 systems into general purpose, shared hardware infrastructure that offers full isolation, mobility and operating system choice for application environments.

Virtualization can be implemented using various approaches. The most prevalent approach uses a layer of software called a “hypervisor” that resides below the operating system (see Exhibit 1). The hypervisor provides the capability to enable multiple applications and operating systems to share the underlying hardware safely by encapsulating each application and operating system in its own “virtual machine.” Organizations use this technology to run multiple applications and heterogeneous operating systems on the same hardware and across different hardware configurations, raising utilization and reducing costs.

Exhibit 1: Virtualization Enables Secure System Partitioning

The Need for Virtual Infrastructure Automation and Management

The introduction of virtualization technology presents a number of opportunities for driving capital and operational efficiency above and beyond the simple benefit of safe partitioning. By decoupling the entire software environment from its underlying hardware infrastructure, virtualization enables the aggregation of multiple servers, storage infrastructure and networks into shared pools of resources that can be delivered dynamically, securely and reliably to applications as needed (see Exhibit 2). This pioneering approach enables organizations to build a computing infrastructure with high levels of utilization, availability, automation and flexibility using building blocks of inexpensive industry-standard servers. Although virtualization represents the core enabling technology, the enormous benefits associated with this general purpose computing infrastructure cannot be fully realized without virtual infrastructure automation and management solutions.

Exhibit 2: Virtualization Enables a Distributed Virtual Infrastructure

Market Opportunity

IDC estimates the installed base of x86-based servers in 2006 at 24.6 million units, growing to 33.8 million units by 2010. According to IDC, worldwide shipments of x86 servers are expected to increase from 6.9 million units in 2006 to 8.7 million units in 2010. IDC estimates that the percentage of all new x86 server shipments running virtualization software will increase from 5% in 2005 to 17% in 2010. We believe industry trends towards more powerful yet under-utilized multi-core servers will further accelerate the widespread adoption of virtualization for server deployments.

Desktop virtualization provides organizations with the ability to manage desktop deployments through the use of virtual machines running on centralized server farms in the corporate data center or IT-managed desktop-based virtual machines. For server-based desktops, users access these desktops remotely from a desktop or a thin client using a remote display protocol. The centralized management of desktop deployments enables organizations to significantly improve the efficiency of desktop installations, upgrades, patches and backups. Desktop virtualization also enables organizations to package an IT-managed desktop within a secured virtual machine and deploy it to an unmanaged physical desktop, which can greatly reduce the manageability challenges associated with remote access deployments. IDC estimated that the installed base of business client PCs reached 489.7 million as of December 2006. We believe that companies spend approximately $1,000 to $2,000 per desktop per year to deliver the necessary manageability, security and resilience. We believe that these desktop systems and associated spending represent a significant potential market for virtualization-based solutions.

Our Solution

Our virtualization solutions run on industry-standard servers and desktops and support a wide range of operating system and application environments, as well as networking and storage infrastructure. We have designed our solutions to function independently of the hardware and operating system to provide customers with a broad platform choice. Our solutions provide a key integration point for hardware and infrastructure management vendors to deliver differentiated value that can be applied uniformly across all application and operating system environments. Key benefits to our virtualization solutions include:

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Server Consolidation and Infrastructure Optimization.    Our solutions enable organizations to achieve significantly higher resource utilization by pooling common infrastructure resources and breaking the “one application to one server” model. Our research indicates that our customers commonly achieve server consolidation ratios that average 5:1 and can achieve ratios that exceed 20:1 by using our solutions to run each of their applications in an isolated and secure virtual machine. Our solutions include numerous availability safeguards to mitigate the risk of loading multiple applications onto the same hardware platform. We have also developed tools and management products to enable easy planning and conversion of physical machines into virtual machines, as well as for the optimization and ongoing maintenance of a consolidated virtual environment.

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Physical Infrastructure Cost Reduction.    Through significant server consolidation and containment results, our solutions increase utilization rates and reduce the required number of servers and other infrastructure overhead. Our solutions enable organizations to achieve significant reductions in their physical infrastructure costs through reduced data center space, power and cooling costs required to support new and existing applications. Our solutions also allow organizations to reduce or defer capital expenditures for new data center facilities.

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Improved Operational Flexibility and Responsiveness.    Our solutions include a set of virtual infrastructure automation and management products that simplify and automate labor and resource intensive IT operations across disparate hardware, operating system and software application environments. Our virtual infrastructure automation and management solutions reduce the amount of time IT professionals must spend on largely reactive tasks, such as provisioning, configuration, monitoring and maintenance. In many cases, our solutions enable organizations to reduce the number of IT professionals required to effectively manage and maintain their infrastructure resources and to adapt their IT infrastructure more quickly to respond to changing business needs.

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Increased Application Availability and Improved Business Continuity.    Our solutions enable organizations to reduce both planned and unplanned downtime in their computing environments. For planned downtime, we provide a live migration product called VMotion that enables users to move virtual machines running applications and operating systems across physically separate machines with no service interruption or data loss. For unplanned downtime, our solutions enable organizations to create a simple, cost-effective and rapid recovery strategy for the vast majority of x86-based workloads, many of which are not currently covered by traditional recovery strategies. The use of our solutions to migrate entire virtual environments to new data center locations enables our customers to implement fast and efficient business continuity strategies.

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Improved Desktop Manageability and Security.    Our desktop virtualization solutions allow organizations to centrally host and manage desktop environments while providing a desktop-like experience to an end user. This virtual desktop infrastructure allows IT organizations to efficiently control desktop environments regardless of location, desktop hardware, operating system or business application access needs. Our virtualization solutions also allow organizations to deploy portable desktop virtual machines on unmanaged desktops while providing a layer of policy control and security around each virtual machine. The use of desktop virtualization in remote access deployments provides organizations with complete control of the hardware configuration and networking capabilities of an unmanaged desktop to ensure compliance with security policies.

Our Competitive Strengths

We believe that the following competitive strengths position us well to maintain and extend our leadership in virtualization solutions.

•	Leading Technology and Market Position. Since our founding in 1998, we have focused exclusively on pioneering virtualization technology, continuously improving our core virtualization platform and progressively expanding the application of virtualization technology to address previously unsolvable IT challenges. Our flagship desktop product, VMware Workstation, is in its sixth generation and our flagship server product suite, VMware Infrastructure, is in its third generation. Our products and solutions have received over 100 industry awards for excellence and leadership in their category. Our highly skilled employee base includes many of the industry’s foremost experts in systems and virtualization technology and provides us with unparalleled experience and knowledge in delivering innovative and high-quality virtualization solutions. Our technology is the most widely deployed on the market today, and industry analysts have independently characterized us as the leading virtualization solution provider in the marketplace. We believe that our commitment to virtualization innovation, combined with our industry-leading market position, creates strong brand recognition and preference among current and prospective customers, technology partners and resellers and accelerates the adoption of our solutions.

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Broad Product Portfolio.    We offer a broad virtualization product suite that addresses an organization’s virtualization needs from the data center to the desktop. We offer 16 virtualization-based products across three product categories. Our flagship server product suite, VMware Infrastructure, bundles several of our products to deliver superior functionality and performance, as well as seamless integration into existing infrastructure of our customers. We believe that our broad product portfolio of virtualization solutions provides us with a substantial advantage over competitors that offer discrete, point virtualization products.

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Open Standards and Choice of Operating Systems.    Our virtualization software enables customers to create and manage a shared pool of hardware resources that is independent of specific operating system and x86 hardware platforms. This allows our customers to deploy a heterogeneous environment of operating systems, underlying x86 hardware and associated networking and storage infrastructure. We have successfully certified more than 200 hardware platforms and successfully tested more than 60 operating systems for use with our solutions. We provide our partners access to our source code, as well as open APIs, formats and protocols to facilitate their development of interoperable and differentiated products. We also make our APIs, formats and protocols available for use by our partners and for inclusion in virtualization industry standards. We have designed our virtualization solutions to be an extension of hardware, as opposed to the operating system, resulting in a more flexible and robust solution that delivers both strategic choice and economic value to customers.

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Large Installed Base of Customers.    We have a large installed customer base of more than 20,000 organizations using our server solutions. Our customer base includes 100% of Fortune 100 companies and over 84% of Fortune 1,000 companies. Our customer base includes organizations of all sizes across numerous industries. We believe that our customers view us as a key strategic solutions provider. The performance and reliability of our products has resulted in high customer satisfaction and strong customer loyalty. Many customers have implemented a policy to standardize and run all their new applications on our solutions, presenting us with significant opportunities to expand our footprint within these organizations as they grow their IT infrastructure.

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Strong Partner Network.    We have extensive relationships with our technology, channel and consulting partners. Our network of partners continues to expand as the interest in and adoption of our technology grows. We believe the deployment of our leading virtualization solutions represents a strategic IT architecture decision for organizations, which creates significant product and services revenue opportunities for our partners. These opportunities provide strong incentives for our partners to collaborate with us to drive further adoption of our technology. We partner with more than 200 x86 system vendors, ISVs and other technology partners, as well as more than 4,000 distribution, reseller and consulting partners. The endorsement and support of our partners have further enhanced the awareness, reputation and adoption of our virtualization solutions.

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Robust Global Support Operations and Services.    We offer a full range of 24x7 support offerings for both customers and partners, ranging from incident-level to business-critical service, backed by our industry-leading expertise in virtualization solutions. We have nearly a decade of experience installing, integrating and supporting our broad virtualization solutions in various production environments for businesses of all sizes. Our support services cover a broad range of hardware platforms and software configurations. We implement a “follow the sun” approach to deliver continuous customer support through our locations on three continents. We believe that our global support organization and capabilities positively impact our customer satisfaction, maintenance renewal levels and specifically differentiate us from smaller virtualization solution competitors.

Our Growth Strategy

Our objective is to extend our market leadership in virtualization solutions. To accomplish this objective, we intend to:

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Broaden our Product Portfolio.    We continue to innovate and develop new server and desktop solutions and offer additional services that enhance the value of our current offerings. For example, the introduction of our VMware Infrastructure 3 product suite in 2006 expanded our offerings to include new capabilities in high availability, resource management and backup and recovery. We intend to provide our existing and prospective customers with additional solutions that will leverage virtualization technology to further optimize the value and reliability of their computing infrastructure. We may also pursue the acquisition of companies with complementary products and technologies that we believe will enhance our suite of offerings.

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Enable Choice for Customers and Drive Standards.    We have designed and plan to maintain our core virtualization platforms as an operating system-independent extension of x86 hardware. By offering the functionality to pool and manage the resources of multiple servers and networking and storage infrastructure, our virtualization solutions extend beyond server virtualization to enable a next-generation, operating system-agnostic, distributed computing infrastructure with significant scalability, reliability, security, availability and flexibility.

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Expand our Network of Technology and Distribution Partners.    We believe that the endorsement and support of our partners and user community accelerate the adoption of our solutions. We focus on enabling our partners to realize new economic opportunities through the integration and distribution of our solutions. We intend to expand our network of technology and distribution partners and increase the value our solutions provide to the hardware and software solutions of our partners. We will continue to collaborate with, and create additional revenue opportunities for, our partners to encourage their efforts to drive adoption and sales of our virtualization solutions.

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Increase Sales to Existing Customers and Pursue New Customers.    We believe we have a significant opportunity to increase our sales to existing customers by targeting additional business units, pursuing upgrades and broad enterprise deployments and enhancing the functionality of our existing solutions. We will continue to aggressively pursue new customers globally by expanding our direct and indirect sales channels and our services offerings to complement our virtualization technology.

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Increase Market Awareness and Drive Adoption of Virtualization.    We offer free solutions, which include VMware Player, VMware Server and VMware Converter. These entry-level solutions allow customers to evaluate the benefits of our virtualization technology and subsequently purchase advanced versions of our solutions. Our free software offerings, together with more than 400 third-party applications distributed in virtual appliances, provide an entry point for potential customers that can lead to additional product sales and broad adoption of our technology. We also host our annual VMworld industry conference to increase global awareness of virtualization solutions.

Our Products and Technology

We offer a broad portfolio of products that spans the consumer desktop to the enterprise data center. Our products generally fall into two categories (see Exhibit 3):

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Virtualization Platforms.    Our virtualization platforms include a hypervisor for system partitioning that provides the capability to safely, securely and efficiently run multiple operating systems simultaneously on the same physical machine. Our platforms range from free, entry-level products for the desktop and server to more feature-rich desktop and server platforms.

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Virtual Infrastructure Automation and Management.    Our virtual infrastructure automation products utilize the unique benefits of our virtualization platforms to automate system infrastructure services, such as resource management, availability, mobility and security. By deploying our virtual infrastructure automation products with our virtualization platforms, VMware customers can reduce the operational complexity of their environments. Our virtual infrastructure management products automate the interaction between various IT constituencies and the virtual infrastructure for a specific set of point solutions. These solutions range from capacity sizing and assessment to development lab management.

Exhibit 3: VMware Product Portfolio

Virtualization Platform Products

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VMware Player.    VMware Player is a free virtualization platform that enables individuals to run virtual machines on their desktops but does not allow virtual machine creation. We use VMware Player primarily as an awareness tool to familiarize individuals with the concept of virtual machines. VMware Player has been downloaded more than 2.6 million times since it was made generally available in December 2005.

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VMware Workstation.    VMware Workstation is a desktop virtualization product for software developers and enterprise IT professionals who need to run multiple operating systems simultaneously on a single desktop. Users can run Windows, Linux, NetWare or Solaris x86 in fully networked, portable virtual machines with no rebooting or hard drive partitioning required. VMware Workstation delivers excellent performance and advanced features, such as memory optimization and the ability to manage multi-tier configurations and multiple snapshots.

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VMware Server.    VMware Server is a free virtualization platform that enables simple partitioning of a server into multiple virtual machines. VMware Server runs as an application on top of an existing Windows or Linux operating system, unlike our VMware ESX Server platform, which runs its own microkernel. VMware Server is principally an awareness tool for administrators to become familiar with virtualization, though customers may opt to pay an annual support and subscription fee if they would like the product supported in a production or test environment. VMware Server has been downloaded more than 1.7 million times since it was made generally available in November 2006.

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VMware ESX Server.    VMware ESX Server is our enterprise-class virtualization platform that runs directly on the hardware with its own microkernel and requires no third-party operating system. VMware ESX Server is designed expressly for the purpose of running virtual machines securely, efficiently and flexibly. VMware ESX Server’s microkernel architecture provides numerous efficiencies and performance benefits, including advanced resource management features, such as memory over-commitment and share-based resource allocations to guarantee quality of service. VMware ESX Server also has built-in redundancy features, such as device teaming and storage multi-pathing, to mitigate the risk of any component failure in a high-density, shared environment.

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VMware Virtual SMP.    VMware Virtual SMP enables a single virtual machine to use up to four physical processors simultaneously, thereby allowing customers to run processor- and resource-intensive applications in virtual machines.

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VMware VMFS.    VMware VMFS is a clustered file-system and volume manager that enables multiple ESX Servers to safely, efficiently and reliably share block-based storage. It was designed expressly for the purpose of handling virtual machines and is required to enable reliable use of our Virtual Infrastructure Automation products.

Virtual Infrastructure Automation and Management Products

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VMware VirtualCenter.    VMware VirtualCenter provides a central point of control to provision, monitor and manage a virtualized IT environment. VMware VirtualCenter also manages the runtime coordination of infrastructure automation products, such as VMware VMotion, VMware DRS and VMware HA, and provides outbound software interfaces for network and systems management software vendors to incorporate these technologies and other elements of virtual machine management into their user consoles.

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VMware VMotion.    VMware VMotion allows users to move virtual machines with running applications and operating systems from one physical machine to another with no service interruption or data loss. Our customers have used VMware VMotion for more than three years to improve service levels delivered to their end users. Customers typically use VMware VMotion to perform zero-downtime planned hardware maintenance, non-disruptive server migration or dynamic resource repurposing.

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VMware DRS.    VMware DRS creates resource pools from an aggregation of physical servers. VMware DRS dynamically allocates virtual machines to resource pools on demand. Once virtual machines have been provisioned, VMware DRS continuously monitors utilization across the resource pool and intelligently balances a collection of virtual machines across the servers in the resource pool using VMware VMotion. The VMware DRS resource management policies may be driven by pre-defined and automated rules that reflect business needs and priorities. VMware DRS delivers higher quality of service by managing resource commitments in a shared environment.

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VMware HA.    VMware HA provides automated recovery from hardware failure for any application running in a virtual machine, regardless of its operating system or underlying hardware configuration. The technology includes an in-memory, replicated database across all of the VMware ESX Servers in a resource pool that tracks the status of every virtual machine. In the event of a failure, affected virtual machines are immediately recovered onto alternate systems. This technology addresses a key need to make workloads instantly recoverable to mitigate the impact of hardware failures in a shared environment.

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VMware Consolidated Backup.    VMware Consolidated Backup (VCB) enables LAN-free, automated backup of virtual machines from a centralized backup proxy. The product includes software utilities for third-party backup products to efficiently snapshot and back up running virtual machines from a single, secure proxy server. VCB can be used to perform both file-level and full-system backup and recovery with an existing backup infrastructure. It provides a critical, zero-downtime solution to manage the increased density of backup operations in a highly utilized shared environment.

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VMware ACE.    VMware ACE enables desktop administrators to lock down desktop endpoints and protect critical company resources against the risks presented by unmanaged desktops. With VMware ACE, desktop administrators package an IT-managed desktop within a secured virtual machine and deploy it to an unmanaged physical desktop. Once installed, VMware ACE provides a suite of automated security policies around the virtual machine, such as encryption, expiration, network and device access policies, transforming the unmanaged desktop to ensure compliance with security policies.

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VMware Capacity Planner.    VMware Capacity Planner is a hosted application that enables VMware service providers to perform capacity assessments onsite at a customer facility. The service provider installs and runs a collector at the customer facility that conducts agent-less discovery and collection of performance information for all servers in an environment. VMware Capacity Planner loads this performance information into a hosted data warehouse and provides web-based analytics tools and consolidation recommendations to the service provider.

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VMware Converter.    VMware Converter enables customers to quickly and reliably convert local and remote physical machines into virtual machines. Users may also input third-party image formats or third-party virtual machines into VMware Converter to create virtual machines that run on our platforms.

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VMware Virtual Desktop Infrastructure.    VMware Virtual Desktop Infrastructure (VDI) enables companies to host individual desktops inside virtual machines running on centralized servers in their data center. Users access these virtual desktops remotely from a physical desktop or a thin client using a remote display protocol. Since applications are managed centrally at the corporate data center, organizations gain better control over their desktop deployments. Unlike other server-based solutions that do not provide a complete desktop experience or require specific architectures, VDI includes full desktop environments familiar to end users and not limited by hardware or location.

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VMware Lab Manager.    VMware Lab Manager automates the setup, capture, storage and sharing of multi-machine software configurations for development and staging environments. Using VMware Lab Manager, development and test teams can access multiple software configurations and virtual machines on demand through a self-service portal.

Support and Services

We believe that our strong services organization and frequent customer touch points help establish loyal customers that provide references and help promote our technology across various industries. We have implemented a broad services strategy that leverages the professional services organizations of our partners. We have also established our own services offerings to complement our partners’ services offerings and to ensure customer satisfaction, drive additional sales and promote renewals and upgrades. Our services offerings include customized solutions and onsite support that enable us and our channel partners to provide a positive overall customer experience.

We have established our global customer support organization, VMware Global Support Services, to align with and support our expanding customer base.

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VMware Global Support Services.    We offer a suite of proactive, top-quality support packages backed by industry-leading expertise. We offer three maintenance programs, Platinum, Gold and Silver, that include our support along with periodic minor updates and enhancements to our products. A majority of our server customers purchase Platinum support. In addition to phone support, our customers have access to an online product support database for help with troubleshooting and operational questions. These programs are offered on an annual or multi-year subscription basis. Our support teams, located in California, Canada, Ireland, India and Japan, provide first response and manage the resolution of customer issues. In addition, we have authorized certain systems vendors to provide support for our products on our behalf.

We also offer a range of professional services under our VMware Professional Services offering, which includes:

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VMware Consulting Services.    VMware Certified Professionals provide on-site assistance throughout the virtualization adoption lifecycle to accelerate the implementation of our virtualization solutions. VMware Certified Professionals conduct initial assessments and upgrade workshops and prepare detailed implementation project plans. Once customers are ready for standardization across their enterprise, VMware Certified Professionals help integrate virtual infrastructure into enterprise systems and processes.

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VMware Education Services.    VMware courses provide extensive hands-on labs, case study examples and course materials. Customers work in teams of two on servers located offsite using a variety of remote access technologies.

Technology Alliances

Consistent with our partner-centric strategy, we have engaged a broad group of hardware and software vendors to cooperatively advance virtualization technology through joint marketing, product interoperability, collaboration and co-development. We create opportunity for partners by enabling them to build products that utilize our virtualization technology and create differentiated value through joint solutions.

We have over 200 technology partners with whom we bring joint offerings to the marketplace. We classify our partners as:

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Independent Hardware Vendors (IHVs).    We have established strong relationships with large system vendors, including IBM, HP, Dell, NEC, Fujitsu, Fujitsu-Siemens and Sun, for joint certification and co-development. We also work closely with Intel, AMD and other IHVs to provide input on product development to enable them to deliver hardware advancements that benefit virtualization users. We coordinate with the leading storage and networking vendors to ensure joint interoperability, as well as to enable our software to access their differentiated functionality.

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Independent Software Vendors (ISVs).    We partner with leading systems management, infrastructure software and application software vendors to enable them to deliver value-added products that integrate with our VMware Infrastructure suite of products. Our Technology Alliance Program facilitates joint solution creation and coordinated go-to-market activities with our partners. Our ISV partners have distributed over 400 software applications as virtual appliances.

In addition to developing open APIs, formats and protocols at multiple levels in our products, we provide source code access to select partners in our “Community Source” program to facilitate joint development and partner differentiation. We provide access to our ESX source code to over 300 developers from more than 30 partners for joint development projects. We also work with our industry partners to promote and foster the adoption of industry standards.

In addition, we and Intel have entered into a routine and customary collaboration partnering agreement that expresses the parties’ intent to continue to expand their cooperative efforts around joint development, marketing and industry initiatives. Intel’s investment is intended to foster strengthened intercompany collaboration toward accelerating VMware virtualization product adoption on Intel architecture and reinforcing the value of virtualization technology for customers.

We and Cisco have also entered into a routine and customary collaboration partnering agreement that expresses the parties’ intent to expand cooperative efforts around joint development, marketing and industry initiatives. Cisco’s purchase is intended to strengthen intercompany collaboration towards accelerating customer adoption of VMware virtualization products with Cisco networking infrastructure and the development of customer solutions that address the intersection of virtualization and networking technologies.

We invest in testing and certification infrastructure to rigorously ensure our software works well with major hardware and software products. We have certified over 200 hardware platforms and have successfully tested over 60 operating systems for use with our solutions. We believe that the scale and scope of this effort is a significant competitive advantage.

Research and Development

We have made and intend to make significant investments in research and development. We have assembled a strong group of developers with system-level and system management software expertise. We employ approximately 1,100 professionals in our R&D organization and over 40% of the developers in the R&D organization have advanced degrees. We also have strong ties to leading academic institutions around the world and support academic programs that range from shared source code for research to sabbatical programs for visiting professors.

We prioritize our product development efforts through a combination of engineering-driven innovation and customer and market-driven feedback. Our research and development culture places high value on innovation, quality and open collaboration with our partners. We currently participate in numerous standards groups. For example, we co-chair the Distributed Management Task Force (DMTF) working group on System Virtualization, Partitioning and Clustering and chair the Standard Performance Evaluation Corporation (SPEC) working group on virtualization. We believe the strength of our research and development organization is a competitive differentiator.

Sales and Marketing

We sell and market our products largely through a network of channel partners, which includes distributors, resellers, x86 system vendors and systems integrators, with over 75% of our revenue in 2006 derived from this indirect network.

We have established ongoing business relationships with our distributors. Our distributors purchase software licenses and software support from us for resale to end-user customers via resellers.

A substantial majority of our resellers, namely those in our VIP reseller network, obtain software licenses and software support from our distributors and market and sell them to our end-user customers. We offer several levels of membership in our VIP reseller network depending on a reseller’s interest and capability of providing demand generation, fulfillment, service delivery and education to customers and prospects. We also have certain resellers, as well as systems integrators, who obtain software licenses and software support directly from VMware. The VIP network agreements signed by the resellers carry no obligation to purchase or sell VMware products and can be terminated at any time by either party.

We have a direct sales force that complements our channel partners’ efforts. Our sales force works with our channel partners to introduce them to end-user customer accounts and new sales opportunities. Our channel partners also introduce our sales force to their end-user customers.

In addition, our channel partner network includes certain system integrators and resellers trained and certified to deliver consulting services and solutions leveraging VMware products.

Our strategy is to position our products within a variety of organizations where end-user customers might consider buying virtualization solutions. We provide product training and marketing assistance to our channel partner network.

We generally do not have long-term contracts or minimum purchase commitments with our distributors, resellers, x86 system vendors and systems integrators, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours.

One of our distribution relationships is with Ingram Micro, which accounted for 29% of our worldwide revenues in 2006. The agreement under which we receive the substantial majority of our Ingram Micro revenues is terminable by either party upon 90 days’ prior written notice to the other party, and neither party has any obligation to purchase or sell any products under the agreement. The terms of this agreement between Ingram Micro and us are substantially similar to the terms of the agreements we have with other distributors, except for certain differences in shipment and payment terms, product return rights and certain indemnification obligations. No other channel partner accounted for over 10% of our revenues in 2006.

Ingram Micro accounted for 23%, and another of our channel partners accounted for 11%, of revenues in the first three months of 2007. No other channel partner accounted for more than 10% of our revenues in the first three months of 2007.

As of March 31, 2007, we had agreements with more than 4,000 channel partners and employed approximately 1,100 sales and marketing personnel. We maintain sales offices in 31 countries.

We primarily sell our software under perpetual licenses, and our sales contracts generally require end-user customers to purchase maintenance for the first year. Software maintenance is sold both directly to end-user customers and via our network of channel partners, and the majority of professional services are sold directly, with some professional services sold via our channel partners. Our sales cycle with end-user customers ranges from less than 90 days to over a year depending on several factors, including the size and complexity of the customer’s infrastructure.

The competitive landscape in which we operate includes not only other software virtualization vendors, but also traditional hardware solutions. In establishing prices for our products, we take into account, among other factors, the value our products and solutions deliver, and the cost of both alternative virtualization and hardware solutions. We believe the significant number of customers who also purchase our software services reflects a clear customer perception as to the value of our software services.

Our marketing efforts focus on communicating the benefits of our solutions and educating our customers, distributors, resellers, x86 system vendors, systems integrators, the media and analysts about the advantages of our innovative virtualization technology. We raise the awareness of our company, market our products and generate sales leads through industry events, public relations efforts, marketing materials, free downloads and our website. On average, our website receives approximately 400,000 unique visitors each week, as measured by a third-party tracking system. We also have created an online community called VMware Technology Network (VMTN) that enables customers and partners to share and discuss sales and development resources, implementation best practices, and industry trends among other topics.  Attendance at VMworld, the largest annual industry conference on virtualization and hosted by VMware, has grown from approximately 1,400 attendees in 2004 to more than 6,700 attendees in 2006. We also offer management presentations, seminars and webinars on our products and topics of virtualization. We believe a combination of these efforts strengthens our brand and enhances our leading market position in our industry.

Customers

Our customers include 100% of the Fortune 100 and over 84% of the Fortune 1,000. As of January 2007, our customer base for our server solutions has grown to include 20,000 organizations of all sizes across numerous industries. Our customer deployments range in size from a single virtualized server for small businesses to up to thousands of virtual machines for our largest enterprise customers. In periodic third-party surveys commissioned by us, our customers indicate very high satisfaction rates with our products and many have indicated a strong preference for repeat purchases.

Ingram Micro, one of our distributors, accounted for 29% of our revenues in 2006. No other channel partner accounted for over 10% of our revenues in 2006. Ingram Micro accounted for 23%, and another of our channel partners accounted for 11%, of our revenues in the first three months of 2007. No other channel partner accounted for over 10% of our revenues in the first three months of 2007.

Competition

The virtual infrastructure market is evolving, and we expect to face increased competition in the future. We compete with large and small companies in different segments of the virtualization market, and expect that new entrants will enter the market and may develop technologies that, if commercialized, may compete with our products.

We believe that the key competitive factors in the virtual infrastructure market include:

•	the level of innovation, quality and maturity of product offerings;

•	the ability to provide full virtual infrastructure solutions;

•	the proven track record of formulating and delivering a roadmap of virtualization capabilities;

•	pricing of products, individually and in bundles;

•	the ability to attract and preserve a large installed base of customers;

•	the ability to offer products that support multiple hardware platforms and operating systems;

•	the ability to create and maintain partnering opportunities with hardware and infrastructure software vendors and development of robust indirect sales channels; and

•	the ability to attract and retain virtualization and systems experts as key employees.

Microsoft is our primary competitor for virtualization solutions. Microsoft currently provides products that compete with some of our entry-level offerings and has announced its intention to provide products that will compete with some of our enterprise-class products in the future. We have developed our virtualization solutions as a software layer between the hardware and the operating system that is not tied to a specific operating system. We believe our approach is differentiated from Microsoft’s and delivers significant flexibility and superior economic value to customers.

We also compete with small companies whose products are based on emerging open-source technologies for system virtualization. In addition, we compete with companies that take different approaches to virtualization. However, we believe these solutions offer limited support for heterogeneous operating system deployments. Furthermore, our VMware Infrastructure suite competes with products that provide high availability clustering, workload management and resource management.

We also expect to compete with new entrants to the virtualization market, which may include parties currently selling our products or our current technology partners. Many of our current and future competitors have longer operating histories, greater name recognition and greater financial, sales and marketing and other resources than do we. We believe our market leadership, large customer base, strong partner network, broad and innovative solutions suite and platform-agnostic approach position us favorably to compete effectively for the foreseeable future.

Intellectual Property

To date, the United States Patent and Trademark Office has issued us 22 patents covering various aspects of our server virtualization and other technologies. The granted United States patents will expire beginning in 2018, with the latest granted patent expiring in 2024. We also have numerous United States provisional and non-provisional patent applications pending that cover other aspects of our virtualization and other technologies.

We have been issued trademark registrations in the United States, the European Community and Japan covering the trademarks VMWARE for use in connection with computer software, clothing and reference materials, and VMWORLD for use in connection with educational seminars. VMWARE also is our registered trademark in Australia, Canada, the Republic of Korea, Mexico, Singapore and Taiwan. We also have trademark applications pending to register the VMWARE mark in China, India and Israel. In addition, we have registered trademarks for GSX SERVER and P2V in the United States and for MULTIPLEWORLDS in Japan.

We also rely on intellectual property protections, such as copyrights and trade secrets.

Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. United States patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. Our granted United States patents, and to the extent any future patents are issued, any such future patents may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and we may not be able to prevent third parties from infringing these patents. Therefore, the exact effect of our patents and the other steps we have taken to protect our intellectual property cannot be predicted with certainty.

Employees

As of March 31, 2007, we had approximately 3,000 employees in offices worldwide. Of these employees, approximately 1,100 are engaged in sales and marketing, 1,100 in research and development, 500 in support and services and 300 in finance, administration and operations. None of our employees are represented by labor unions, and we consider current employee relations to be good.

Included in the VMware employees as of March 31, 2007 are approximately 375 EMC employees. We contract with EMC to utilize personnel who are dedicated to work for VMware on a full-time basis. These individuals are located in countries in which we do not currently have a subsidiary and are predominantly dedicated to our marketing efforts. Additionally, we utilize EMC employees in India for our R&D. We use contractors from time to time for temporary assignments and in locations in which we do not currently have subsidiaries. In the event that these contractor resources were not available, we do not believe that this would have a material adverse effect our operations.

Facilities

Our corporate headquarters is located in Palo Alto, California. We have nine office leases and subleases in Palo Alto totaling 387,000 square feet of office space. Globally, we have a total of 39 leases and subleases totaling 610,000 square feet at this time, of which 17 are leases through EMC. Currently, we have no owned properties.

In addition, we are presently constructing our new corporate headquarters in Palo Alto, California. Upon the consummation of the offering, we will purchase from EMC our new headquarter facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which totaled approximately $127.0 million as of June 30, 2007. This 462,000 square foot office complex will be comprised of six buildings, which are expected to be completed in 2007 and 2008. We expect to relocate to our new corporate headquarters site from our several existing Palo Alto offices as the leases on those properties expire.

We believe that our current facilities, including our new headquarter facilities, are suitable and adequate to meet our current needs, and we intend to add new facilities or expand existing facilities as we add employees. We believe that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Legal Proceedings

We are a party to legal proceedings which we consider routine and incidental to our business. Our management does not expect the results of any of these actions to have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors and their ages as of July 1, 2007 are as follows:

Name	Age	Position(s)
Diane B. Greene	52	President, Chief Executive Officer and Director
Carl M. Eschenbach	40	Executive Vice President of Worldwide Field Operations
Mark S. Peek	49	Chief Financial Officer
Rashmi Garde	42	Vice President and General Counsel
Thomas J. Jurewicz	42	Vice President of Finance
Joseph M. Tucci	59	Chairman of the Board of Directors
Michael W. Brown	61	Director
John R. Egan	49	Director
David I. Goulden	48	Director
David N. Strohm	59	Director

Diane B. Greene has been a director of VMware since April 2007 and is a member of our Mergers and Acquisitions Committee. Ms. Greene is a founder of VMware and has served as its President and CEO from its inception in 1998. Prior to this offering, Ms. Greene served as an Executive Vice President of EMC since January 2005. Ms. Greene is also a director of Intuit Inc., a provider of business, financial management and tax solutions for small businesses, consumers and accountants.

Carl M. Eschenbach has been the Executive Vice President of Worldwide Field Operations at VMware since May 2005. Prior to joining VMware in 2002, he was Vice President of North America Sales at Inktomi from 2000 to 2002. He has also held various sales management positions with 3Com Corporation, Lucent Technologies and EMC.

Mark S. Peek has been the Chief Financial Officer at VMware since April 2007. Prior to joining VMware, he served as Senior Vice President and Chief Accounting Officer of Amazon.com, Inc. from July 2002. Prior to joining Amazon.com in April 2000, Mr. Peek spent nineteen years at Deloitte & Touche, the last ten years as a partner.

Rashmi Garde has been the Vice President and General Counsel at VMware since September 2005. She joined the company in 2001. Prior to joining VMware, she was Senior Corporate Counsel at Electronics for Imaging, Inc., a printing technology company, and was an associate with Graham & James LLP and Fenwick & West LLP.

Thomas J. Jurewicz has been the Vice President of Finance at VMware since June 1999 when he joined the company. He acted as our principal financial officer from July 2006 through April 2007. Prior to joining VMware, he was Vice President of Finance at CMC Industries, Inc., a contract manufacturer for technology clients.

Joseph M. Tucci has been the Chairman of the Board of Directors of VMware since April 2007 and is a member of our Mergers and Acquisitions Committee. He is the Chairman, Chief Executive Officer and President of EMC. Prior to joining EMC in January 2000, Mr. Tucci served as Deputy Chief Executive Officer of Getronics N.V., an IT services company, from June 1999 through December 1999 and as Chairman of the Board and Chief Executive Officer of Wang Global, an IT services company, from December 1993 to June 1999. Mr. Tucci is also a director of Paychex, Inc., a provider of payroll, human resources and benefits outsourcing solutions.

Michael W. Brown has been a director of VMware since April 2007, is the chair of our Audit Committee and is a member of our Compensation and Corporate Governance Committee. Mr. Brown has been an EMC director since 2005. From August 1994 to July 1997, Mr. Brown served as Vice President and Chief Financial Officer of Microsoft Corporation. He was Vice President, Finance of Microsoft from April 1993 to August 1994. He joined Microsoft in December 1989 and served as Treasurer from January 1990 to April 1993. Prior to joining Microsoft, Mr. Brown spent 18 years with Deloitte & Touche LLP in various positions. Mr. Brown is also a director of Administaff, Inc., a professional employer organization providing services such as payroll and benefits administration, and Thomas Weisel Partners Group, Inc., a publicly traded investment bank.

John R. Egan has been a director of VMware since April 2007, is the chair of our Mergers and Acquisitions Committee and is a member of our Audit Committee. Mr. Egan has been a managing partner and general partner in Egan-Managed Capital, a venture capital firm, since October 1998. From May 1997 to September 1998, Mr. Egan served as Executive Vice President, Products and Offerings of EMC. From January 1992 to June 1996, he served as Executive Vice President, Sales and Marketing of EMC. Mr. Egan is also a director of EMC and NetScout Systems, Inc., a provider of network and application performance management solutions.

David I. Goulden has been a director of VMware since April 2007 and is a member of our Audit Committee and our Mergers and Acquisitions Committee. He is Executive Vice President and Chief Financial Officer of EMC. Mr. Goulden served as EMC’s Executive Vice President, Customer Operations from April 2004 to August 2006. He served as EMC’s Executive Vice President, Customer Solutions and Marketing and New Business Development from November 2003 to April 2004 and as Executive Vice President, Global Marketing and New Business Development from July 2002 to November 2003. Prior to joining EMC, Mr. Goulden served in various roles, including as a member of the Board of Management, President and Chief Operating Officer for the Americas and Asia Pacific, at Getronics N.V.

David N. Strohm has been a director of VMware since April 2007, is the chair of our Compensation and Corporate Governance Committee and is a member of our Mergers and Acquisitions Committee. He has been a Venture Partner of Greylock Partners, a venture capital firm, since January 2001 and was a General Partner of Greylock from 1980 to 2001. He is also a General Partner of several partnerships formed by Greylock. Mr. Strohm is also a director of EMC and was a director of LEGATO Systems, Inc. from its founding in 1988 until its acquisition by EMC in October 2003.

Board of Directors

Our board of directors is currently composed of six members. The board of directors will be divided into two groups, Group I and Group II. Each director elected by the holders of Class B common stock, voting separately as a class, will be designated Group I Members. The remaining directors will be designated Group II Members. Upon completion of this offering, Group I Members will constitute at least 80% of our board of directors. The board of directors will consist of at least five Group I Members and one Group II Member.

Our board of directors is divided into three classes, with each class serving for a staggered three-year term. The board of directors consists of two class I directors, two class II directors and two class III directors.  At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors and class III directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2008, 2009 and 2010, respectively. On the closing of the Intel investment, our board of directors will appoint a new board member, an Intel Capital executive to be designated by Intel Capital and acceptable to our board. At that time, our board of directors will increase the size of the board pursuant to the provisions of our certificate of incorporation. Additionally, we have agreed to consider the appointment of a Cisco executive to our board of directors at a future date.

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the New York Stock Exchange standards. A controlled company need not comply with the applicable New York Stock Exchange corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and corporate governance and nominating committees. Because more than 50% of the voting power of our company will be held by EMC immediately following this offering, we will qualify as a “controlled company” under the rules of the New York Stock Exchange. Immediately following this offering, we will avail ourselves of the controlled company exception provided under those rules. However, we plan to voluntarily comply with the requirement that we have an independent compensation and corporate governance committee. We are not required to maintain compliance with these requirements. In the event that we are no longer a controlled company, we will be required to have a majority of independent directors on our board of directors and to have compensation and corporate governance and nominating committees that are composed entirely of independent directors, subject to a phase-in period during the first year we cease to be a controlled company.

Committees of the Board of Directors

Audit Committee

Our Audit Committee consists of Messrs. Brown, Goulden and Egan. Mr. Brown is the chair of the committee. Messrs. Brown and Goulden are our Audit Committee financial experts. The New York Stock Exchange corporate governance rules require that each issuer has an audit committee of at least three members, and that one independent director (as defined in those rules) be appointed to the audit committee at the time of listing, a majority within 90 days after listing and the entire committee within one year after listing. Mr. Brown is an independent director. We intend to modify the composition of the committee as needed to continue to comply with those rules.

Our Audit Committee will assist with board oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence and the performance of our internal audit function and independent auditor and prepares the report required to be prepared by the Audit Committee pursuant to the rules of the SEC for inclusion in our proxy statement. Our board of directors has adopted a written charter for the Audit Committee, which is available on our website.

Compensation and Corporate Governance Committee

Our Compensation and Corporate Governance Committee consists of Messrs. Brown and Strohm, each an independent director. Our Compensation and Corporate Governance Committee will recommend compensation for non-employee directors, evaluate and set compensation for the Chairman of our board of directors, our executive officers and monitor all general compensation programs. Subject to the terms of our compensation plans and the consent of the holders of our Class B common stock to the aggregate size of the annual equity award pool pursuant to the terms of our certificate of incorporation, our Compensation and Corporate Governance Committee will have discretion to determine the amount, form, structure and implementation of compensation payable to our employees and executive officers, including, where appropriate, discretion to increase or decrease awards or to award compensation absent the attainment of performance goals and to award discretionary cash compensation outside of the parameters of our compensation plans. In exercising such discretion, the Committee will consult with our President and Chief Executive Officer.

Our Compensation and Corporate Governance Committee will also oversee and advise the board of directors with respect to corporate governance matters, assist the board of directors in identifying and recommending qualified candidates for nomination to the board of directors, make recommendations to the board of directors with respect to assignments to committees of the board of directors and oversee the evaluation of the board of directors.

Mergers and Acquisitions Committee

Our Mergers and Acquisitions Committee consists of Ms. Greene and Messrs. Egan, Goulden, Strohm and Tucci. Mr. Egan is the chair of the committee. Our Mergers and Acquisitions Committee reviews with our management potential acquisitions, divestitures and investments.

Director Compensation

On June 29, 2007, we granted 40,000 options to purchase shares of our Class A common stock to each of Michael W. Brown, John R. Egan and David N. Strohm, our non-employee directors. We have not paid any other compensation to members of our board of directors for their services as directors. After completion of this offering, our non-employee directors will receive an annual board retainer of $40,000. In addition, the chairperson of the Audit Committee will receive additional annual compensation of $25,000, and each other member of the Audit Committee will receive additional annual compensation of $12,500. The chairperson of the Compensation and Corporate Governance Committee and the chairperson of the Mergers and Acquisitions Committee will each receive additional annual compensation of $20,000, and each other member of these committees will receive additional annual compensation of $10,000. We will also reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings.

Stock Ownership of Directors & Executive Officers

In excess of 99.9% of our outstanding common stock is currently owned by EMC and none of our officers or directors beneficially owns any shares of our common stock, other than the Class A common stock owned by our non-employee directors as a result of the exercise of options in July 2007. See “Principal Stockholders.” The following table sets forth information as of June 15, 2007 with respect to the beneficial ownership of EMC common stock by each of our directors and executive officers, and all of our directors and executive officers as a group. To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole investment and voting power with respect to the shares of common stock indicated.

Name	Number of Shares of EMC Common Stock Beneficially Owned(1)	Percent of Outstanding Shares
Diane B. Greene(2)	1,136,154	*
Carl M. Eschenbach(3)	134,718	*
Mark S. Peek	0	*
Rashmi Garde(4)	53,520	*
Thomas J. Jurewicz(5)	112,003	*
Joseph M. Tucci(6)	8,889,205	*
Michael W. Brown(7)	40,000	*
John R. Egan(8)	2,160,594	*
David I. Goulden(9)	1,928,941	*
David N. Strohm(10)	731,176	*
Paul Auvil**	19,275	*
All directors and executive officers as a group (11 persons)(11)	15,205,586	*

*	Less than 1%.

**	Our former chief financial officer.

(1)	All amounts shown in this column include shares obtainable upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this table, including, in the case of our executive officers, options which were eligible to be tendered in the exchange offer.

(2)	Ms. Greene is deemed to own 620,000 of these shares by virtue of options to purchase these shares, which options were eligible to be exchanged in the exchange offer.

(3)	Mr. Eschenbach is deemed to own 3,885 of these shares by virtue of options to purchase these shares, which options were eligible to be exchanged in the exchange offer.

(4)	Ms. Garde is deemed to own 9,000 of these shares by virtue of options to purchase these shares, which options were eligible to be exchanged in the exchange offer.

(5)	Mr. Jurewicz is deemed to own 74,194 of these shares by virtue of options to purchase these shares, which options were eligible to be exchanged in the exchange offer.

(6)	Mr. Tucci is deemed to own 6,850,000 of these shares by virtue of options to purchase these shares.

(7)	Mr. Brown is deemed to own 10,000 of these shares by virtue of options to purchase these shares.

(8)	Mr. Egan is deemed to own 90,000 of these shares by virtue of options to purchase these shares.

(9)	Mr. Goulden is deemed to own 1,390,000 of these shares by virtue of options to purchase these shares.

(10)	Mr. Strohm is deemed to own 85,200 of these shares by virtue of options to purchase these shares.

(11)	Includes 9,132,279 shares of EMC common stock beneficially owned by all executive officers and directors as a group by virtue of options to purchase these shares. Excludes shares as to which such individuals have disclaimed beneficial ownership.

The address of each director and executive officer is: c/o VMware, Inc., 3401 Hillview Avenue, Palo Alto, CA 94304. The business telephone number of each director and executive officer is (650) 427-5000.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a director or member of a compensation committee of any other entity that has an executive officer serving as a member of our board of directors.

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

Our named executive officers are Diane B. Greene, President and Chief Executive Officer; Thomas J. Jurewicz, Vice President of Finance; Carl M. Eschenbach, Executive Vice President of Worldwide Field Operations; Rashmi Garde, Vice President and General Counsel; and Paul Auvil, former Chief Financial Officer. These individuals are referred to as the “Named Executive Officers.” Mr. Auvil voluntarily terminated employment on July 13, 2006.

Background

Prior to June 2007, the elements of the compensation of the Named Executive Officers were determined or approved by EMC. Accordingly, certain elements of the compensation payable to VMware employees, including the Named Executive Officers, relate to compensation arrangements designed by EMC prior to June 2007. These compensation arrangements, as well the compensation arrangements we have adopted since June 2007 and expect to adopt and maintain in the future, are discussed below. Our Compensation Committee may adopt new arrangements or alternative arrangements following this offering in addition to those discussed below.

Objectives of our Executive Compensation Program

It is expected that the objectives of our executive compensation program will be:

•	to motivate our executives to achieve our strategic, operational and financial goals;

•	to reward superior performance;

•	to attract and retain exceptional executives; and

•	to align the interests of our executives and our stockholders.

To achieve these objectives, our Compensation and Corporate Governance Committee is expected to implement and maintain compensation plans that tie a substantial portion of our executive compensation to the achievement of pre-determined performance goals and the price of our Class A common stock. Our Compensation Committee may adopt other arrangements as it may determine from time to time to best meet our compensation objectives.

Elements of our Executive Compensation Program

Overview of Compensation Setting Process

Prior to June 2007, compensation for Ms. Greene was determined by EMC’s Compensation Committee. Except as noted below, compensation for Ms. Greene was determined by evaluating her role and responsibility and the competitive marketplace. EMC’s Compensation Committee did not “benchmark” Ms. Greene’s compensation to any particular level against the compensation paid by peer groups, but it did compare the elements of her compensation to the competitive marketplace since it reviewed the compensation paid to similarly situated executives at peer group companies. For more information on the peer group that was considered in setting Ms. Greene’s compensation, see “Peer Group” below.

In setting Ms. Greene’s compensation, the EMC Compensation Committee also compared the relative weightings of her base salary, cash incentive bonus opportunities and long-term equity grants and typically placed a strong emphasis on the cash bonus and equity components of the program. In 2006, base salary and cash bonus each represented 50% of her annual compensation opportunity. In a typical year, her long-term equity incentives would represent 80% to 90% of her annual compensation opportunity. In 2006, EMC did not grant any long-term equity incentives to the Named Executive Officers, other than Messrs. Jurewicz and Eschenbach, in light of the long-term equity incentives granted in 2005.

With respect to the Named Executive Officers other than Ms. Greene, EMC’s Compensation Committee was not directly involved in setting their compensation, but did approve the equity awards granted to them by EMC. Prior to the constitution of our Compensation and Corporate Governance Committee in June 2007, Ms. Greene, together with EMC’s and VMware’s human resources departments, determined the compensation levels of these Named Executive Officers by evaluating each Named Executive Officer’s role and responsibility and the competitive marketplace. The competitive marketplace for these individuals was determined by comparing the compensation of these individuals to the compensation payable to similarly situated employees with reference to survey data compiled for North American high technology companies with revenues of between $1 billion and $3 billion, North American software companies with revenues in excess of $1 billion and high technology and software companies in the San Francisco Bay area with revenues in excess of $1 billion. Although survey data was reviewed, compensation was not “benchmarked” to any particular level. In 2006, as in prior years, a strong emphasis was placed on the cash bonus and equity components of the compensation payable to these executives, but salary generally represents a larger portion of their overall compensation than in the case of Ms. Greene. The survey data used in assessing the competitive marketplace was provided by a nationally recognized firm specializing in compensation provided by high technology companies. Over 2,500 companies participated in this survey, with over 250 in the software products industry, including many of the companies with whom we directly compete for talent, such as BEA Systems, Inc., CA, Inc., Google, Mercury Interactive Corp., Microsoft Corporation, Network Appliance, Inc., Oracle Corp, SAP America, Symantec Corp, Adobe, Inc., Yahoo! Inc., McAfee, Inc. and Business Objects S.A. Our Compensation and Governance Committee will determine the list of companies to be included in our compensation analyses going forward.

Peer Group

EMC’s Compensation Committee, with the assistance of its independent compensation consultant, Watson Wyatt Worldwide (“Watson Wyatt”), reviewed compensation from published technology industry surveys and from EMC’s peer group companies for purposes of comparing EMC’s executive compensation program with market practices. For 2006, EMC’s compensation peer group companies consisted of 20 companies: Accenture Ltd., Adobe Systems Incorporated, Analog Devices, Inc., Cisco Systems, Inc., CA, Inc., Computer Sciences Corporation, Dell Inc., Electronic Data Systems Corporation, Google Inc., Hewlett-Packard Company, Intel Corporation, International Business Machines Corporation, Microsoft Corporation, Network Appliance, Inc., Oracle Corporation, Perot Systems Corporation, Seagate Technology, Sun Microsystems, Inc., Symantec Corporation, and Yahoo! Inc.

To select the peer group companies, EMC, in consultation with Watson Wyatt, chose companies which compete for talent within EMC’s labor markets and which are primarily high technology companies with one or more of computer hardware, computer software or technology professional services businesses. The peer group companies are reviewed and approved by EMC’s Compensation Committee. The majority of the peers ranged in size from one-half to three times EMC’s size with respect to revenues, market capitalization and/or employee population. With respect to decisions pertaining to compensation paid to Ms. Greene, particular attention was paid by the EMC Compensation Committee to the software companies in the peer group.

EMC reviewed the executive compensation practices of the peer group companies in order to inform the EMC Compensation Committee’s decisions with respect to EMC’s executive compensation program. The EMC Compensation Committee did not base its compensation decisions with respect to compensation payable to Ms. Greene on any particular “benchmark” of compensation against that paid by its peer group or any other companies. Our Compensation and Corporate Governance Committee, which is in the process of selecting an independent compensation consultant, may select different peer group companies from those selected by EMC and may or may not choose to “benchmark” compensation at any particular level relative to peer companies.

Base Salary

In general, base salaries for the Named Executive Officers are determined by evaluating the responsibilities of the executive’s position, the executive’s experience and the competitive marketplace. The competitive marketplace was determined with the use of survey data, as described under “Overview of the Compensation Setting Process.” Future base salary adjustments are expected to take into account changes in the executive’s responsibilities, the executive’s performance and changes in the competitive marketplace. Effective January 1, 2007, Mr. Jurewicz’s salary was increased by $5,000 and Ms. Garde’s base salary was increased by $7,500 in light of the factors described above.

Cash Bonus Plans

The Named Executive Officers, as well as many of our employees, participate in our Company Bonus Program, or the Bonus Program. The annual target bonus opportunity under the Bonus Program has two components, the Revenue and Profit Contribution Plan and the Management by Objectives Plan, or MBO. Although we do not specifically “benchmark” compensation at any particular level relative to our peer companies, we rely on survey data (including data on base salaries, bonus and on-target earnings to position our total compensation, including the variable compensation component (i.e., incentive bonus awards), at levels that are competitive with aggregate compensation provided to executives in similar positions at companies with comparable revenue levels and within comparable geographic areas and industries. Generally, 50% of a Named Executive Officer’s aggregate bonus opportunity is tied to the achievement of the Company’s goals under the Revenue and Profit Contribution Plan (or, in Mr. Eschenbach’s case, the goals under the bookings compensation arrangement) and 50% of the aggregate bonus opportunity is tied to the achievement of the executive’s goals under the MBO. However, for Ms. Greene, 75% of her aggregate bonus opportunity is tied to the achievement of the goals under the Revenue and Profit Contribution Plan and 25% of her aggregate bonus opportunity is tied to the achievement of her goals under the MBO.

Revenue and Profit Contribution Plan

Bonus opportunities under the Revenue and Profit Contribution Plan are directly linked to our revenue goals and our profit contribution goals. Profit contribution is calculated by taking GAAP operating profit, and adding back or subtracting, as the case may be, amounts relating to stock-based compensation, certain charges from EMC, amortization of intangibles, including in process research and development charges, and the net impact of the cash elements of capitalized software development costs calculated pursuant to SFAS 86. Bonuses are payable based upon our achievement of both revenue and profit contribution targets for the first and second halves of each year. Revenue and profit contribution were chosen as the metrics under this plan because these are key metrics that drive our business. If a minimum of 80% of each of the targets is not achieved for each six-month performance period, no bonuses are payable out under the Revenue and Profit Contribution Plan. In addition, as set forth in greater detail below, for all of our Named Executive Officers, including Mr. Eschenbach, if a minimum of 80% of each of the revenue and profit contribution targets is not achieved for each six-month performance period, no MBO bonuses are paid.

Bonus payments under the plan are determined by multiplying a participant’s bonus target by one-half of the sum of the plan’s revenue factor and profit contribution factor. The revenue factor is determined by dividing the revenue performance by the revenue target, except that the revenue factor is increased by 2.5% for every 1% by which the revenue target is exceeded. The profit contribution factor is determined by dividing the profit contribution performance by the profit contribution target. The maximum revenue factor and profit contribution factor are each 150% of the applicable target, such that the maximum amount of bonus payments would be made if actual performance equals or exceeds 150% of target. The first half revenue and profit contribution targets for 2006 under the Revenue and Profit Contribution Plan were $257,400,000 and $67,600,000, respectively; the second half revenue and profit contribution targets for 2006 were $337,500,000 and $82,400,000, respectively. Ms. Greene’s target cash bonus opportunity under the Revenue and Profit Contribution Plan was $262,500 for 2006, with $131,250 for each of the first and second halves; Ms. Greene received a first half payment of $165,783 because VMware achieved 112.1% of its revenue target and 122.4% of its profit contribution target for the first half of 2006; Ms. Greene received a second half payment of $196,426 because VMware achieved 124.6% of its revenue target and 149.3% of its profit contribution target for the second half of 2006. Bonuses payable under the Revenue and Profit Contribution Plan were calculated in the same manner for the other Named Executive Officers who participated in the plan, except that Mr. Auvil’s first half 2006 bonus was capped at his first half target bonus under the plan. The bonus opportunity for the first and second halves of 2006 were equal to the 50% of the annual targets for 2006 for each of the Named Executive Officers who participated in the Revenue and Profit Contribution Plan.

The bonuses earned under this program for 2006 are set forth in the “Summary Compensation Table” (Non-Equity Incentive Plan Compensation Earnings) and, as noted above, represent achievement of more than 100% of the profit contribution target and the revenue target for 2006. The threshold, target and maximum bonus opportunities for each of the Named Executive Officers for 2006 are set forth in the table entitled “Grants of Plan Based Awards.”

Mr. Auvil was not eligible for a second-half bonus as a result of his voluntary termination of employment in July 2006. Mr. Eschenbach does not participate in the Revenue and Profit Contribution Plan portion of the Bonus Program since he participates in a bookings compensation arrangement, as described below.

The 2007 annual bonus opportunity for each of the Named Executive Officers who participate in the Revenue and Profit Contribution Plan are unchanged from 2006. The first half revenue and profit contribution targets for 2007 under the Revenue and Profit Contribution Plan were $480,000,000 and $130,100,000, respectively; the second half revenue and profit contribution targets for 2007 are $570,000,000 and $149,600,000, respectively. These targets, as well as the 2006 targets, were set in connection with EMC’s board of directors’ consideration and approval of our annual operating plan.

Management by Objectives Plan

The MBO provides many of our employees, including our Named Executive Officers, with the opportunity to earn first- and second-half cash bonuses contingent upon corporate achievement of revenue and profit contribution targets under the Revenue and Profit Contribution Plan and individual achievement of performance goals over the same period, except that Mr. Eschenbach’s MBO bonus is tied solely to the achievement of the targets under the Revenue and Profit Contribution Plan because his duties are primarily related to sales and the Revenue and Profit Contribution Plan encourages both growth in sales and growth in profitable sales. Although Mr. Eschenbach’s MBO bonus is tied to the achievement of targets under the Revenue and Profit Contribution Plan, Ms. Greene had discretion to adjust his MBO bonus based upon her assessment of his overall execution against the Company’s strategy. Mr. Eschenbach is not provided with any additional bonus opportunity under his MBO bonus if the targets under the Revenue and Profit Contribution Plan are exceeded. The primary purpose of the MBO is to focus our employees on the completion of goals that will help us achieve our long-term strategic objectives.

Performance of at least 80% of each of the revenue and profit contribution targets under the Revenue and Profit Contribution Plan is required in order for the MBO to be funded. Additionally, achievement of at least 80% of the MBO goals is required to receive the threshold level of MBO bonus; if the executive achieves performance at or above the 80% threshold level, but less than the target level of performance, the executive’s MBO bonus payment will be equal to the corresponding percentage of the target MBO amount. The number of goals that may be assigned under the MBO for each six-month period can vary, as well as the relative weighting assigned to the goals.

The number of individual performance goals assigned to the Named Executive Officers in the first and second halves of 2006 varied, but typically between four and eight individual performance goals were assigned in each six-month period. Ms. Greene evaluated whether these performance goals were achieved by the other Named Executive Officers, and EMC determined whether Ms. Greene’s performance goals were achieved. Ms. Greene’s individual performance goals included, and her performance was evaluated with respect to, the consistent execution of the business plan, maintaining industry leadership, partnering with industry vendors and attracting and retaining key talent in the industry. Mr. Jurewicz’s individual performance goals included, and his performance was evaluated with respect to, leading the planning and budgeting process, project management, implementing and achieving compliance goals and financial forecasting. Ms. Garde’s individual performance goals included, and her performance was evaluated with respect to, supporting patent applications, product launches and the establishment of legal entities outside of the United States.

Except as noted below, each of our Named Executive Officers received their target bonuses for the first and second halves of 2006 under the MBO because they achieved all of their individual performance goals and because the MBO was fully funded as the revenue and profit contribution targets under the Revenue and Profit Contribution Plan were exceeded. Mr. Auvil received a payment equal to 80% of his first-half target since not all of his individual performance goals were achieved. Mr. Auvil was not eligible for a second-half bonus given his termination of employment in July of 2006.

Although achievement of the MBO goals for each of the Named Executive Officers requires significant and sustained effort, it is expected that individual performance goals under the MBO will be achieved by the Named Executive Officers and, historically, these goals have been achieved by the Named Executive Officers.

Bookings Compensation Arrangement

Mr. Eschenbach also participates in our worldwide bookings compensation arrangement under which he is eligible to receive commissions based on bookings in the first and second halves of each year. For the first half of 2006, Mr. Eschenbach could earn a commission of $61,250 if bookings of $325,000,000 were achieved. The commission rate was the ratio of the target bonus commission divided by the bookings target for the six-month performance period (the “Commission Rate”). For performance in excess of the first-half bookings target and up to 110% of the first-half target, the Commission Rate was doubled for all bookings in excess of 100% of target, and for performance in excess of 110% of target, the Commission Rate was tripled for all bookings in excess of 110% of target. Since bookings in the first half of 2006 exceeded the first half target, Mr. Eschenbach received a first-half payment of $67,545. For the second half of 2006, Mr. Eschenbach could earn a commission of $61,250 if bookings of $400,000,000 were achieved and could also receive increased commissions for performance in excess of target, as described above. Since bookings in the second half of 2006 exceeded the second half target, Mr. Eschenbach received a second-half payment of $129,736. There is no maximum payout under the arrangement because the commission bonus is tied to bookings which are not capped. The bookings targets were set in connection with EMC’s board of directors’ consideration and approval of our operating plan for 2006.

Mr. Eschenbach also received a discretionary bonus in the amount of $112,500 from EMC’s Chief Executive Officer in recognition of his strong performance in 2006.

The design of Mr. Eschenbach’s bookings compensation arrangement for 2007 is generally unchanged, except that effective April 1, 2007, Mr. Eschenbach can earn first- and second-half commissions of $100,000 if the applicable bookings targets are achieved. The Compensation and Corporate Governance Committee approved the increase in the amount of commissions which could be earned by Mr. Eschenbach if he achieves the new bookings targets established under our 2007 operating plan to ensure that his cash compensation opportunity is commensurate with the competitive market and appropriately reflects his contributions and leadership in driving VMware’s strong financial performance. The first half bookings target for 2007 was $610,000,000. The bookings target and the design of the arrangement for the second half of 2007 has not yet been determined.

Long-Term Equity Incentives

We believe strongly that equity awards will align the interests of our employees with those of our stockholders. To facilitate this alignment, our board of directors adopted the 2007 Equity and Incentive Plan on June 5, 2007 and has authorized the exchange offer, which allowed our eligible employees to tender restricted EMC stock or vested and unvested EMC options for restricted VMware stock or unvested VMware options, respectively.

From June through August 2007, we made broad-based equity awards to our employees to help us achieve our strategic objectives by:

•	motivating our employees, including the Named Executive Officers, to achieve our financial goals;

•	promoting retention through the use of multi-year vesting schedules; and

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aligning the interests of our employees, including the Named Executive Officers, with our stockholders because the value of our equity awards will be tied to increases in the value of our Class A common stock.

Our employees, including the Named Executive Officers, have also been granted EMC stock options, EMC restricted stock and EMC performance-accelerated restricted stock, or PARs. In 2006, the only Named Executive Officers to receive equity awards from EMC were Messrs. Jurewicz and Eschenbach. EMC has not granted any equity awards in 2007 to the Named Executive Officers in light of the adoption of our 2007 Equity and Incentive Plan.

The stock options granted by EMC to our Named Executive Officers vest at the rate of 20% per year on each of the first five anniversaries of the grant date, subject to the recipient’s continued employment. The stock options were granted with an exercise price equal to the underlying value of EMC stock on the date of grant. In 2006, Mr. Jurewicz was granted an option to purchase 20,000 shares. In 2006, Mr. Eschenbach was granted a stock option to purchase 125,000 shares and a restricted stock award covering a total of 125,000 shares. Subject to continued service, one-third of the restricted shares will vest on each of the first three anniversaries of the date of grant. Mr. Eschenbach was granted these equity awards in light of retention concerns and in recognition of his responsibilities and performance.

In 2004, the only Named Executive Officer to be granted PARs was Ms. Greene. EMC granted PARs to all of the Named Executive Officers in 2005. The PARs granted by EMC to the Named Executive Officers and to our other employees vest on the fifth anniversary of their grant date, subject to the continued employment of the award recipient. A portion of the PARs may vest at an accelerated rate, generally with respect to one-third or one-quarter of the underlying shares in each of the first three or four years following grant, if annual performance goals are met. In 2004, Ms. Greene was granted 137,500 PARs. The EMC Compensation Committee approved the accelerated vesting of one-third of these PARs in respect of 2006 performance since we achieved the combined first- and second-half targets under the Revenue and Profit Contribution Plan.

The PARS granted in 2005 to the Named Executive Officers required VMware to achieve profit contribution, defined as net income before taxes, interest expense and amortization of intangible assets, of $143 million and revenue of $500 million in 2006 in order for the 2006 tranche of the award to vest on an accelerated basis. These goals were established in 2005. Since these targets were achieved, the 2006 tranche of these awards vested on an accelerated basis. In the case of Mr. Eschenbach, the accelerated vesting of 30,000 of the PARs granted to him in 2005 were subject to EMC’s achievement of earnings per share targets. Since EMC achieved its 2006 earnings per share target of 63 cents, the 2006 tranche of this award vested on an accelerated basis.

As described below under “Exchange Offer,” VMware employees were eligible to tender their EMC equity awards for VMware equity awards. Through May 2007, the terms and conditions and the size of the equity awards granted to the Named Executive Officers were approved or determined by EMC. Since June 2007, the terms and conditions and the size of VMware equity awards have been, and in the future will be, determined or approved by our Compensation and Corporate Governance Committee, subject to the consent of the holders of our Class B common stock to the aggregate size of the annual equity award pool pursuant to our certificate of incorporation.

2007 Equity and Incentive Plan

Our board of directors adopted the 2007 Equity and Incentive Plan on June 5, 2007. The plan is a comprehensive incentive compensation plan which permits us to grant both equity-based and non-equity based compensation awards to employees and independent contractors of VMware and its subsidiaries, to certain employees of EMC who perform substantial services for VMware and to our directors. The purpose of the plan is to attract, motivate and retain such persons and to encourage stock ownership by such persons, thereby aligning their interest with those of our stockholders.

Awards under the 2007 Equity and Incentive Plan may be in the form of stock options (either incentive stock options or non-qualified stock options), or other stock-based awards, including awards of restricted stock, restricted stock units and stock appreciation rights. The plan also provides for the grant of cash-based awards. The following is a summary of the principal types of awards available under the plan:

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Stock Options.  Stock options represent the right to purchase shares of our Class A common stock within a specified period of time at a specified price. The exercise price for a stock option will be not less than 100% of the fair market value of the common stock on the date of grant. Stock options will have a maximum term of ten years from the date of grant. Stock options granted may include those intended to be “incentive stock options” within the meaning of Section 422 of the Code.

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Restricted Stock and Restricted Stock Units.  Restricted stock is a share of our Class A common stock that is subject to a risk of forfeiture or other restrictions that will lapse subject to the recipient’s continued employment or the attainment of performance goals. Restricted stock units represent the right to receive shares of our Class A common stock in the future (or cash determined by reference to the value of our Class A common stock), with the right to cash or future delivery of the shares also subject to the recipient’s continued employment or the attainment of performance goals.

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Stock Appreciation Rights.  Stock appreciation rights entitle the holder upon exercise to receive cash or shares of our Class A common stock having a value equal to the excess of (i) the value of the number of shares with respect to which the right is being exercised (which value is based on fair market value at the time of such exercise) over (ii) the exercise price applicable to such shares. The exercise price for a stock appreciation right will be not less than 100% of the fair market value of our Class A common stock on the date of grant.

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Other Stock-Based or Cash-Based Awards.  Our Compensation and Corporate Governance Committee will be authorized to grant awards in the form of other stock-based awards or other cash-based awards, as deemed to be consistent with the purposes of the 2007 Equity and Incentive Plan. The maximum value of the aggregate payment with respect to cash-based awards under the 2007 Equity and Incentive Plan in respect of an annual performance period is $5 million.

The maximum number of shares reserved for the grant or settlement of awards under the 2007 Equity and Incentive Plan is 80 million, and not more than 3 million shares may be granted to any plan participant under the plan in any twelve-month period, subject in each case to adjustment in the event of a dividend or other distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange or other similar corporate transaction. In addition to the shares referenced in the preceding sentence, the shares subject to awards granted pursuant to the exchange offer (described below) will be issued under the plan. Any shares subject to awards which are cancelled, forfeited or otherwise terminated or satisfied without the issuance of shares will again be available for grants under the plan.

Our Compensation and Corporate Governance Committee administers the 2007 Equity and Incentive Plan. The Compensation and Corporate Governance Committee has the ability to: select individuals to receive awards; select the types of awards to be granted; determine the terms and conditions of the awards, including the number of shares, the purchase price of the awards, and restrictions and performance goals relating to any award; establish the time when the awards and/or restrictions become exercisable, vest or lapse; determine whether options will be incentive stock options; and make all other determinations deemed necessary or advisable for the administration of the plan. The Compensation and Corporate Governance Committee may grant awards which, in the event of a “change in control” of VMware, become fully vested and exercisable.

Under the 2007 Equity and Incentive Plan, awards are generally non-transferable other than by will or by the laws of descent and distribution. However, our Compensation and Corporate Governance Committee in its sole discretion may grant transferable nonqualified stock options that upon becoming fully vested and exercisable may be transferred to a third-party pursuant to an auction process approved or established by VMware.

Our board of directors may amend, alter or discontinue the 2007 Equity and Incentive Plan, but no amendment, alteration or discontinuation will be made that would impair the rights of a participant under any award granted without such participant’s consent. In addition, stockholder approval may be required with respect to certain amendments, due to stock exchange rules or requirements of applicable law. The 2007 Equity and Incentive Plan, unless sooner terminated by our board of directors, will remain in effect through the tenth anniversary of its adoption.

In anticipation of becoming a public company, from June through August 2007, our Compensation and Corporate Governance Committee made broad-based grants to our employees of options to purchase 35,679,411 shares of Class A common stock with an exercise price of $23.00 per share, options to purchase 365,740 shares of our Class A common stock with an exercise price per share of $25.00 and options to purchase 975,590 shares of our Class A common stock with an exercise price of $29.00 per share and issued 537,676 restricted stock units under the 2007 Equity and Incentive Plan. Subject to continued employment, 25% of the stock options will vest on the first anniversary of the grant date and the remaining 75% of the stock options will vest in equal monthly installments thereafter over three years. Our active Named Executive Officers, as well as Mr. Peek, our Chief Financial Officer, received the following stock option grants:

Name	Shares Subject to Stock Options
Diane B. Greene	1,000,000
Carl M. Eschenbach	350,000
Mark S. Peek	250,000
Rashmi Garde	200,000
Thomas J. Jurewicz	100,000

Additionally, on June 29, 2007, we granted 40,000 options to purchase shares of our Class A common stock with an exercise price of $23.00 per share to each of Michael W. Brown, John R. Egan and David N. Strohm, our non-employee directors. The stock options are immediately exercisable upon grant and will terminate if not exercised within one year of the grant date. Shares acquired upon exercise of these options will be subject to our right of repurchase at the per share exercise price if the director terminates service other than for death or disability. The repurchase right will lapse with respect to one-third of the shares on each of the first three anniversaries of the grant date. Messrs. Brown, Egan and Strohm each exercised their options in July 2007.

Exchange Offer

In connection with the offering, we conducted a voluntary exchange offer pursuant to which we offered our eligible employees the ability to exchange their existing EMC options and restricted stock for options to purchase our Class A common stock and restricted Class A common stock, respectively, at an exchange ratio based upon EMC’s two-day weighted average trading price prior to the consummation of this offering and the initial public offering price of our Class A common stock. The exchange ratio was designed to preserve the intrinsic value of the tendered EMC awards. In this prospectus, we refer to this voluntary exchange offer as the “exchange offer.” We and EMC commenced the exchange offer on July 9, 2007, prior to the effectiveness of our registration statement on Form S-4, in accordance with Rule 162 of the Securities Act and Rule 13e-4(e)(2) of the Exchange Act. We made the exchange offer to eligible employees for compensatory purposes. Our board of directors believes that ownership by our employees of options to purchase our Class A common stock and restricted Class A common stock received in the exchange offer will serve as an effective tool to encourage stock option and restricted stock recipients to act in the VMware stockholders’ interest by enabling the option recipients to have an economic stake in our success.

We commenced the exchange offer on such date as to cause the exchange offer to expire concurrently with the pricing of shares in this offering. We believe that the timing of the exchange offer relative to this offering, such that the initial value of the VMware options and restricted stock received by eligible employees in the exchange offer was based upon the initial offering price of shares in this offering, advanced the compensatory objectives of the exchange offer and that tying equity compensation to the initial offering price of shares provided eligible employees a strong incentive to participate in our potential growth from the time we become a public company. The exchange offer expired at 2:00 p.m. Eastern Time on August 13, 2007.

All of our employees in the United States who held EMC options and EMC restricted stock were eligible to participate in the exchange offer. Of the approximately 1,900 employees eligible to participate as of June 30, 2007, approximately 1,700 participated in the exchange. Eligible employees tendered approximately 4.7 million EMC restricted stock awards and approximately 11.0 million of EMC stock options in the exchange offer. Based on the initial public offering price of $29.00 per share and the EMC two-day weighted average trading price of $17.74 (the average of the volume-weighted average price per share of EMC stock for the two days ended August 10, 2007), approximately 2.9 million shares of our Class A common stock in the form of restricted stock awards and approximately 6.7 million shares of our Class A common stock underlying options were granted in exchange for the tendered EMC awards. The VMware awards will be governed by the terms of the 2007 Equity and Incentive Plan and generally the terms of the original EMC stock option or restricted stock agreement under which they were granted. VMware employees who elected not to tender securities in the exchange offer will continue to hold their EMC options and EMC restricted stock, which will remain subject to the terms of the applicable grant.

Employee Stock Purchase Plan

On June 5, 2007, our board of directors adopted an employee stock purchase plan that is intended to be qualified under Section 423 of the Code. A total of 6,400,000 shares of our Class A shares was reserved for issuance under the plan. Under the plan, our employees will be able to purchase shares at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares will first be granted under our employee stock purchase plan on the date this offering is consummated and will be exercisable on December 31, 2007. Thereafter, options to purchase shares will be granted twice yearly, on or about January 1 and July 1, and will be exercisable on or about the succeeding June 30 or December 31.

Retirement Benefits

Our employees, including our Named Executive Officers, are not provided with a defined benefit pension plan or any supplemental executive retirement plans, nor do we or EMC provide the Named Executive Officers with retiree health benefits. Our employees, including our Named Executive Officers, currently may participate in EMC’s 401(k) plan. This plan provides for a matching contribution of 6% of the employee’s contribution, up to a maximum of $3,000 per year. The 401(k) plan is provided as a standard element of compensation in the marketplace, designed to assist employees with retirement savings in a tax-advantaged manner. A matching contribution is made to attract and retain employees and because it provides an additional incentive for employees to save for retirement. It is expected that shortly after the consummation of the offering we will adopt a 401(k) plan for our employees and this plan will be similar in design to EMC’s 401(k) plan.

Perquisites

Except for reimbursing moving expenses and providing for temporary relocation expenses, we do not provide any perquisites to our Named Executive Officers. These limited perquisites are provided to attract executives to Palo Alto given the high cost of relocating to the Palo Alto area.

Post-Termination Compensation

Except for Ms. Greene and Mr. Jurewicz, we do not have “change in control” agreements or any severance agreements with our Named Executive Officers that provide for benefits upon termination of employment or upon a change in control. Ms. Greene’s employment agreement provides that if Ms. Greene’s employment is terminated by us without “cause” or by Ms. Greene for “good reason” (each as defined in the employment agreement), Ms. Greene will be entitled to vesting credit on all time-based vesting equity awards granted to her by us and EMC for the period from the date of termination until the next anniversary of the closing of this offering. In addition, Ms. Greene will be eligible to vest in performance awards which were scheduled to vest in such period if the applicable performance metrics are achieved. If such a termination occurs within the two-year period following a change in control of VMware, Ms. Greene will be entitled to full vesting of all equity awards granted to her by us and by EMC. See “Employment Agreement with CEO” below. Mr. Jurewicz is entitled to a severance payment equal to three months of his annual salary if his employment is terminated without cause. Death benefits are provided to our employees by EMC, and EMC equity awards granted to our employees will vest in event of death, disability or retirement. In addition, EMC equity awards held by our employees will vest in accordance with EMC’s 2003 Stock Plan in limited circumstances, such as where EMC is liquidated or dissolved, or if EMC is not the surviving corporation to a merger and the surviving corporation does not issue replacement awards.

Tax Deductibility

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation’s chief executive officer and four other most highly compensated executive officers as of the end of any fiscal year. However, performance-based compensation is not subject to the $1 million deduction limit if certain requirements are met. Our Compensation and Corporate Governance Committee may consider the impact of Section 162(m) when designing our cash and equity bonus programs, but may elect to provide compensation that is not fully deductible as a result of Section 162(m) if it determines this is in our best interests.

Hedging Policy

We have adopted a policy prohibiting any of our directors or employees, including the Named Executive Officers, from “hedging” their ownership in shares of our common stock or other equity-based interests in us, including by engaging in short sales or trading in derivative securities relating to our common stock.

Allocation Between Forms of Compensation

In setting compensation for the Named Executive Officers, EMC does not have a formal policy for allocating a certain percentage of compensation between long-term and currently paid out compensation. However, EMC has emphasized long-term equity incentives for its key employees. These incentives represent a large portion of the compensation opportunity provided to the Named Executive Officers. We expect that our Compensation and Corporate Governance Committee will place a similar emphasis on long-term equity incentives, and like EMC, will not adopt a formal policy for allocating between cash and non-cash compensation. The Named Executive Officers did not receive any non-cash compensation from EMC in 2006 other than shares of EMC’s common stock. Except for non-cash compensation payable in shares of our Class A common stock, we do not expect that non-cash compensation will make up more than a de minimis portion of the compensation payable to the Named Executive Officers.

Employment Agreement with CEO

On July 26, 2007, we entered into an employment agreement with Ms. Greene. The employment agreement has a one-year term, subject to automatic annual renewals for additional one-year periods unless thirty days’ notice is given not to renew the agreement. The employment agreement provides that Ms. Greene will serve as our President and Chief Executive Officer and a member of our board of directors. The agreement provides for an annual base salary of $750,000 and an aggregate annual bonus target of $750,000. Ms. Greene’s salary will be increased to $750,000 effective June 1, 2007, and her aggregate annual bonus target will be increased retroactive to January 1, 2007. Bonuses will be paid subject to the achievement of specified individual performance objectives and the Company’s attainment of financial objectives as approved by the Compensation and Corporate Governance Committee. The employment agreement provides that if Ms. Greene’s employment is terminated by us without “cause” or by Ms. Greene for “good reason,” Ms. Greene will be entitled to vesting credit on all time-based vesting equity awards granted to her by us and EMC for the period from the date of termination until the next anniversary of the closing of this offering. In addition, Ms. Greene will be eligible to vest in performance awards which were scheduled to vest in such period if the applicable performance metrics are achieved. If such a termination occurs within the two-year period following a change in control of VMware, Ms. Greene will be entitled to full vesting of all equity awards granted to her by us and by EMC. For purposes of the employment agreement, “cause” is defined generally as Ms. Greene’s willful and continued failure to perform her employment duties; willful material misconduct in the performance of her duties to the Company; conviction of a felony or a misdemeanor involving moral turpitude; or commission of an act involving personal dishonesty that results in material harm to the Company. “Good Reason” is generally defined as the assignment to Ms. Greene of any duties inconsistent with her status as President and Chief Executive Officer of the Company; any material adverse alteration in her roles, titles, reporting relationship or in the nature or status of her responsibilities; a reduction by the Company in her base salary; a reduction by the Company in her aggregate annual bonus target; or the relocation of her principal place of employment by more than fifty miles.

On July 25, 2007, we granted Ms. Greene 85,000 restricted stock units. The restricted stock units will vest in 2009, but only if Ms. Greene achieves certain MBO goals to be established by the Compensation and Corporate Governance Committee.

Material New Hire

In April of 2007, we hired Mark Peek as our Chief Financial Officer at an annual base salary of $400,000 and with an annual bonus target of $225,000 under the Bonus Program. Mr. Peek received a sign-on bonus of $67,000 net of taxes and will receive relocation assistance of $7,000 per month for the first 24 months of his employment. We also agreed to grant Mr. Peek options to purchase 250,000 shares of our Class A common stock on the date of the consummation of this offering; however, since our Compensation and Corporate Governance Committee decided to grant stock options in advance of the offering, these options were granted to Mr. Peek on June 7, 2007.

In respect of equity that Mr. Peek forfeited when he left his prior employer, EMC had agreed to grant Mr. Peek EMC restricted stock awards with a value equal to the value of the stock options and restricted stock that Mr. Peek forfeited. Mr. Peek subsequently agreed that in lieu of these EMC equity awards he would instead be granted 433,216 VMware restricted stock units under the 2007 Equity and Incentive Plan. Mr. Peek’s restricted stock units have terms that provide for 3-year cliff vesting, with the opportunity for one-third of the restricted stock units to vest on the first two anniversaries of the grant date if the targets under the Revenue and Profit Contribution Plan for the second half of 2007 are achieved. In addition, the restricted stock units will immediately vest if, following a change in control of VMware, Mr. Peek’s employment is terminated without cause or Mr. Peek terminates his employment because his duties have been diminished such that he no longer serves as a chief financial officer of a public company. These restricted stock unit awards were granted to Mr. Peek to recruit him from his prior employer. Going forward, it is not expected that the structure or amount of his compensation will be materially different from that provided to our Named Executive Officers.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The table below summarizes the compensation information in respect of the Named Executive Officers for the fiscal year ended December 31, 2006. The amounts shown in the Stock Awards and Option Awards columns show the cost recognized under FAS 123R in respect of awards from prior years, not the actual amounts paid to or realized by the Named Executive Officers in 2006. For more information on FAS 123R, see footnote 1 below.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compen- sation(2) ($)	Change in Pension Value and Nonqualified Deferred Compen- sation Earnings ($)	All Other Compen- sation(3) ($)	Total ($)
Diane B. Greene	2006	350,000	—		4,222,824	1,394,567	449,708	—	—	6,417,099
President and Chief Executive Officer

Thomas J. Jurewicz	2006	207,500	—		203,595	20,963	68,959	—	3,000	504,017
Vice President of Finance

Carl M. Eschenbach	2006	355,000	112,500	(4)	921,534	134,593	319,781	—	3,000	1,846,408
Executive Vice President of Worldwide Field Operations

Rashmi Garde	2006	250,000	—		326,027	17,150	89,194	—	3,000	685,371
Vice President and General Counsel

Paul Auvil(5)	2006	151,875	—		58,333	37,275	49,500	—	2,250	299,233
Former Chief Financial Officer

(1)	The amounts shown represent the compensation costs for financial reporting purposes of previously granted EMC stock awards and EMC stock options recognized for the year ended December 31, 2006 under FAS 123R, rather than an amount paid to or realized by the Named Executive Officer. The FAS 123R value as of the grant date for stock awards and stock options is spread over the number of months of service required for the grant to become non-forfeitable. The amount disclosed disregards estimates of forfeitures of awards that are otherwise included in the financial statement reporting for such awards. Ratable amounts expensed for stock awards and stock options that were granted in years prior to 2006 are also reflected in this column. There can be no assurance that the FAS 123R amount will ever be realized. Given his termination of employment, Mr. Auvil forfeited 150,000 shares of restricted stock and stock options for 100,000 shares.
(2)	Represents incentive compensation earned for the fiscal year ended December 31, 2006 under the Bonus Program. $87,500, $22,000, $28,750, $122,500 and $37,500 was earned under the MBO component of the Bonus Program by Ms. Greene, Mr. Auvil, Mr. Jurewicz, Mr. Eschenbach and Ms. Garde, respectively. $362,208, $27,500, $40,209, and $51,694 was earned under the Revenue and Profit Contribution Plan component of the Bonus Program by Ms. Greene, Mr. Auvil, Mr. Jurewicz and Ms. Garde, respectively. Mr. Eschenbach earned $197,281 under his bookings compensation arrangement. For more details on the Bonus Program, see “Compensation Discussion and Analysis—Cash Bonus Plans.”
(3)	Represents a matching contribution to the EMC 401(k) plan.
(4)	Represents a discretionary bonus paid to Mr. Eschenbach at the discretion of EMC’s Chief Executive Officer.
(5)	Mr. Auvil voluntarily terminated employment on July 13, 2006.

Grants of Plan-Based Awards

The following table sets forth information concerning non-equity incentive plan grants to the Named Executive Officers during the fiscal year ended December 31, 2006. The non-equity incentive plans consist of the bonus plans that are described in “Compensation Discussion and Analysis—Cash Bonus Plans.” The actual amounts realized in respect of the non-equity plan incentive awards in respect of the 2006 fiscal year are reported in the Summary Compensation Table under the Non-Equity Incentive Plan Compensation column. The table also sets forth information with respect to stock awards and option awards granted by EMC during the fiscal year ended December 31, 2006.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
		Threshold ($)	Target ($)	Maximum ($)		Threshold (#)	Target (#)	Maximum (#)
Diane B. Greene	N/A	70,000	87,500	87,500	(2)	—	—	—	—	—		—	—
	N/A	210,000	262,500	393,750	(3)

Thomas J. Jurewicz	5/3/2006					—	—	—	—	20,000	(4)	13.37	93,295
	N/A	24,900	31,125	31,125	(2)
	N/A	24,900	31,125	46,688	(3)

Carl M. Eschenbach	5/3/2006					—	—	—	125,000	125,000	(5)	13.37	2,254,344
	N/A	98,000	122,500	122,500	(2)
	N/A	N/A	122,500	N/A	(6)

Rashmi Garde	N/A	30,000	37,500	37,500	(2)	—	—	—	—	—		—	—
	N/A	30,000	37,500	56,250	(3)

Paul Auvil	N/A	44,000	55,000	55,000	(2)	—	—	—	—	—		—	—
	N/A	44,000	55,000	82,500	(3)

(1)	This column reflects the grant date fair value computed in accordance with FAS 123(R) of the stock option and restricted stock grants in this table.
(2)	The amounts shown in the threshold and target columns reflect the amounts that would be paid if the individual and corporate goals were achieved in the first and second halves of 2006 under the MBO pursuant to the Bonus Program at the threshold (80%) level and at the target (100%) level. The amounts in the target and maximum columns are the same because the MBO does not provide for any additional payments for overachievement of goals. For more information on the MBO, see “Compensation Discussion and Analysis—Cash Bonus Plans.”
(3)	The amounts shown in the threshold, target and maximum columns reflect the minimum, target and maximum bonuses payable under the Revenue and Profit Contribution Plan pursuant to the Bonus Program for the first and second halves of 2006. The threshold payment is 80% of the target bonus payment and the maximum bonus payment is 150% of the target bonus payment. For more information on the Revenue and Profit Contribution Plan, see “Compensation Discussion and Analysis—Cash Bonus Plans.”
(4)	Mr. Jurewicz was granted stock options for 20,000 shares. One-fifth of these stock options will vest on the first five anniversaries of the date of grant subject to continued employment.
(5)	Mr. Eschenbach was granted stock options for 125,000 shares and was granted 125,000 shares of restricted stock. One-fifth of these stock options will vest on the first five anniversaries of the date of grant subject to continued employment. One-third of the restricted shares will vest on the first three anniversaries of the date of grant, subject to continued employment.
(6)	The amount shown in the target column reflects the amount that would be paid under Mr. Eschenbach’s bookings compensation arrangement if the target were met. There is no minimum or maximum payout under the arrangement because the bonus is tied to bookings which are not subject to a floor or a cap.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning EMC stock options and EMC stock awards held by the Named Executive Officers as of December 31, 2006. The market and payout values for unvested stock awards are calculated based on a market value of $13.20 per share (the closing market price of EMC’s common stock on December 29, 2006) multiplied by the number of shares subject to the award. All stock options shown in this table vest at the rate of 20% per year over the first five years of the ten-year option term, subject to the Named Executive Officer’s continued employment. For more information on equity awards made to the Named Executive Officers see “Compensation Discussion and Analysis—Long-Term Equity Incentives.”

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date(1)	Number of Shares or Units of Stock Held That Have Not Vested (#)		Market Value of Shares or Units of Stock Held That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Diane B. Greene	80,000	320,000	(2)	—	14.49	7/22/2015	541,666	(3)	7,149,991	—	—
	160,000	240,000	(4)	—	12.85	10/28/2014
	200,000	300,000	(5)	—	11.19	4/29/2014

Thomas J. Jurewicz	—	20,000	(6)	—	13.37	5/3/2016	30,000	(7)	396,000	—	—
	3,000	4,500	(5)	—	11.19	4/29/2014
	26,633	—		—	1.27	4/14/2013
	12,428	—		—	1.27	5/16/2012
	26,633	—		—	1.27	1/17/2012

Carl M. Eschenbach	—	125,000	(6)	—	13.37	5/3/2016	201,250	(8)	2,656,500	—	—
	—	30,000	(5)	—	11.19	4/29/2014
	7,214	—		—	2.26	12/10/2013
	3,700	—		—	1.27	4/14/2013

Rashmi Garde	6,000	9,000	(5)	—	11.19	4/29/2014	62,500	(9)	825,000	—	—
	6,214	—		—	1.27	4/14/2013
	12,947	—		—	1.27	3/13/2012
	2,775	—		—	1.13	1/19/2011

Paul Auvil	—	—		—	—	—	—		—	—	—

(1)	The grant date of each stock option is ten years prior to its expiration date.
(2)	One-quarter of these options will vest on each of July 22 of 2007, 2008, 2009 and 2010, subject to continued employment.
(3)	Ms. Greene was granted 137,500 PARs on October 28, 2004 and 600,000 PARs on July 22, 2005. Subject to continued employment, the PARs will fully vest on the fifth anniversary of grant; provided, however, that the PARs granted in 2004 may vest at an accelerated rate with respect to one-third of the underlying shares in each of the first three years following grant if annual performance goals are met and the PARs granted in 2005 may vest at an accelerated rate with respect to one-quarter of the underlying shares in each of the first four years following grant if annual performance goals are met. On January 30, 2007, one-third of the PARs granted in 2004 vested as a result of the achievement of the underlying performance goal for 2006. On January 30, 2007, one-quarter of the PARs granted in 2005 vested due to the achievement of the performance goal for 2006. One-quarter of the PARs granted in 2005 vested prior to the end of 2006 in light of strong VMware performance in 2005 and the beta development of a new product and its availability in 2006.

(4)	One-third of these options will vest on each of October 28 of 2007, 2008 and 2009, subject to continued employment.
(5)	One-third of these options will vest on each of April 29 of 2007, 2008 and 2009, subject to continued employment.
(6)	One-fifth of these options will vest on each of May 3 of 2007, 2008, 2009, 2010 and 2011, subject to continued employment.
(7)	Mr. Jurewicz was granted 40,000 PARs on May 17, 2005. Subject to continued employment, the PARs will fully vest on the fifth anniversary of the date of grant; provided, however, that the PARs may vest at an accelerated rate with respect to one-quarter of the underlying shares in each of the first four years following grant if annual performance goals are met. On January 30, 2007, one-quarter of the PARs granted in 2005 vested due to the achievement of the performance goal for 2006. The vesting of one-quarter of the PARs granted in 2005 vested prior to the end of 2006 in light of strong VMware performance in 2005 and the beta development of a new product and its availability in 2006.
(8)	Mr. Eschenbach was granted 125,000 shares of restricted stock on May 3, 2006. One-third of these shares will vest subject to continued employment on each of May 3, 2007, 2008 and 2009. Mr. Eschenbach was granted 105,000 PARs on May 17, 2005. Subject to continued employment, these PARs will fully vest on the fifth anniversary of grant; provided, however, that the 30,000 of these PARs may vest at an accelerated rate with respect to one-third of the underlying shares in each of the first three years following grant if annual performance goals are met and 75,000 of these PARs may vest at an accelerated rate with respect to one-quarter of the underlying shares in each of the first four years following grant if annual performance goals are met. One-third of the 30,000 PARs granted in 2005 vested in 2006 as a result of the achievement of the underlying performance goal for 2005 and one-quarter of the 75,000 PARs granted in 2006 vested prior to the end of 2006 in light of strong VMware performance in 2005 and the beta development of a new product and its availability in 2006.
(9)	Ms. Garde was granted 50,000 PARs on May 17, 2005 and 25,000 PARs on October 20, 2005. Subject to continued employment, these PARs will fully vest on the fifth anniversary of the date of grant; provided, however, that the PARs may vest at an accelerated rate with respect to one-quarter of the underlying shares in each of the first four years following grant if annual performance goals are met. On January 30, 2007, one-quarter of the PARS granted in May and October vested due to the achievement of the performance goal for 2006. One-quarter of the PARs granted in May vested in prior to the end of 2006 in light of strong VMware performance in 2005 and the beta development of a new product and its availability in 2006.

Option Exercises and Stock Vested

The following table provides information regarding options and stock awards exercised and vested, respectively, for the Named Executive Officers during the fiscal year ended December 31, 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Diane B. Greene	—	—	195,834	2,452,876
Thomas J. Jurewicz	—	—	8,000	95,780
Carl M. Eschenbach	47,189	360,438	25,000	313,588
Rashmi Garde	—	—	10,000	119,725
Paul Auvil	354,821	3,623,789	40,000	478,900

(1)	Represents the difference between the exercise price and the fair market value of EMC common stock on the date of exercise for each option.
(2)	Represents the fair market value of the EMC common stock on the applicable vesting date, multiplied by the number of shares of restricted stock that vested on that date.

Pension Benefits

Our employees are not provided with pension benefits.

Nonqualified Deferred Compensation

Our employees are not provided with a nonqualified deferred compensation plan.

Potential Payments Upon Termination or Change of Control

The tables below reflect the compensation and benefits due to each of the Named Executive Officers in the event of termination of employment. The compensation and benefits payable to each Named Executive Officer upon a voluntary termination, an involuntary for cause termination, an involuntary termination other than for cause, upon a change in control, a termination due to death or disability and upon the Named Executive Officer’s retirement is shown below. Except for Mr. Auvil, the amounts shown assume that each termination of employment was effective as of December 29, 2006, and the fair market value of EMC’s common stock was $13.20, the closing price of its common stock on the New York Stock Exchange, on that date. The amounts shown in the table are estimates of the amounts which would be paid upon termination of employment. The actual amounts to be paid can only be determined at the time of the termination of employment.

Payments and Benefits upon any Termination

Employees, including the Named Executive Officers, are entitled to receive earned and unpaid compensation upon any termination of employment. Accordingly, subject to the exceptions noted below, upon any termination of employment the Named Executive Officers will only receive accrued but unused vacation pay. In addition, except as noted below, all unvested stock awards will terminate upon any termination of employment and all stock options granted to the Named Executive Officers after January 2004, whether vested or unvested, will also terminate under EMC’s 2003 Stock Incentive Plan. Stock options granted prior to January 2004, which are all vested, will remain exercisable upon a termination of employment for not less than 90 days.

Voluntary Termination

A Named Executive Officer who voluntarily terminates employment is not entitled to any benefits other than those that are paid to all employees upon any termination of employment as described above.

Involuntary Termination For Cause

A Named Executive Officer whose employment is terminated for cause is not entitled to any benefits other than those that are paid to all employees upon any termination of employment as described above.

Involuntary Termination Without Cause

Except for Mr. Jurewicz, who is entitled to a severance payment equal to three months of his annual salary if his employment is terminated without cause, the Named Executive Officers are not contractually entitled to any compensation or benefits other than those that are paid to all employees upon any termination of employment as described above. The provision of any compensation and benefits would be made at the discretion of the Compensation and Corporate Governance Committee. However, if one of our employee’s employment is terminated in connection with a reduction in force, a pro rata portion of the PARs granted to the employee will vest if the performance goals are subsequently achieved. Since it is unlikely the Named Executive Officers would be terminated in connection with a reduction in force, the tables below do not include an estimate of the value of PARs that would potentially vest if the performance goals were subsequently achieved.

Change in Control

Our Named Executive Officers do not have change in control agreements. However, EMC equity awards granted to VMware employees under EMC’s 2003 Stock Incentive Plan will vest if EMC is not the surviving corporation to a merger and the surviving corporation does not issue replacement awards.

Death

In addition to providing the benefits that are provided to all employees generally upon any termination of employment, upon an employee’s death, the employee’s survivors will continue to receive the employee’s base salary for six months and we will make a $10,000 contribution to a tax-qualified education fund in respect of each of the deceased employee’s minor children. In addition, for those employees who hold equity awards granted under EMC’s 2003 Stock Incentive Plan, unvested stock options and stock awards will immediately vest and all options held by the employee prior to his or her death will remain exercisable for three years.

Disability

We do not have guidelines for providing compensation or benefits upon an employee’s disability other than providing the benefits that are provided to all employees generally upon any termination of employment. However, for those employees who hold equity awards granted under EMC’s 2003 Stock Incentive Plan, unvested stock options and stock awards will immediately vest, and all options held by any EMC employee prior to his or her termination for disability will remain exercisable for three years.

Retirement

We do not provide any retirement benefits to the Named Executive Officers, other than the matching 401(k) plan contributions of up to $3,000 per year that are provided to all employees who participate in EMC’s 401(k) plan.

However, employees are generally entitled to continued vesting and exercisability with respect to their EMC equity awards if they are retirement eligible under EMC’s equity plans. For this purpose, employees are eligible to retire if they voluntarily terminate employment after 20 years of service or after they have attained age 55 with five years of service and provided they give six months’ advance notice. None of the Named Executive Officers are retirement eligible.

Diane B. Greene

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination For Cause ($)	Involuntary Termination Without Cause ($)	Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Incremental Benefits Pursuant to Termination Event							N/A
Cash Severance	—	—	—	—	175,000	—
Tax Qualified Education Fund Contribution	—	—	—	—	20,000	—
In-the-Money Value of Accelerated Stock Options	—	—	—	687,000	687,000	687,000
Value of Accelerated Restricted Stock	—	—	—	7,149,991	7,149,991	7,149,991

Total Value: Incremental Benefits	—	—	—	7,836,991	8,031,991	7,836,991

In addition, Ms. Greene will also be entitled to exercise her vested in-the-money stock options upon any termination of employment (other than a termination for cause with respect to stock options granted after January 2004). As of December 29, 2006, these stock options had a cash value of $458,000.

Thomas J. Jurewicz

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination For Cause ($)	Involuntary Termination Without Cause ($)	Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Incremental Benefits Pursuant to Termination Event							N/A
Cash Severance	—	—	51,875	—	103,750	—
Tax Qualified Education Fund Contribution	—	—	—	—	40,000	—
In-the-Money Value of Accelerated Stock Options	—	—	—	9,045	9,045	9,045
Value of Accelerated Restricted Stock	—	—	—	396,000	396,000	396,000

Total Value: Incremental Benefits	—	—	51,875	405,045	548,795	405,045

In addition, Mr. Jurewicz will also be entitled to exercise his vested in-the-money stock options upon any termination of employment (other than a termination for cause with respect to stock options granted after January 2004). As of December 29, 2006, these stock options had a cash value of $789,759.

Carl M. Eschenbach

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination For Cause ($)	Involuntary Termination Without Cause ($)	Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Incremental Benefits Pursuant to Termination Event							N/A
Cash Severance	—	—	—	—	177,500	—
Tax Qualified Education Fund Contribution	—	—	—	—	30,000	—
In-the-Money Value of Accelerated Stock Options	—	—	—	60,300	60,300	60,300
Value of Accelerated Restricted Stock	—	—	—	2,656,500	2,656,500	2,656,500

Total Value: Incremental Benefits	—	—	—	2,716,800	2,924,300	2,716,800

In addition, Mr. Eschenbach will also be entitled to exercise his vested in-the-money stock options upon any termination of employment (other than a termination for cause with respect to stock options granted after January 2004). As of December 29, 2006, these stock options had a cash value of $123,062.

Rashmi Garde

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination For Cause ($)	Involuntary Termination Without Cause ($)	Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Incremental Benefits Pursuant to Termination Event							N/A
Cash Severance	—	—	—	—	125,000	—
Tax Qualified Education Fund Contribution	—	—	—	—	20,000	—
In-the-Money Value of Accelerated Stock Options	—	—	—	18,090	18,090	18,090
Value of Accelerated Restricted Stock	—	—	—	825,000	825,000	825,000

Total Value: Incremental Benefits	—	—	—	843,090	988,090	843,090

In addition, Ms. Garde will also be entitled to exercise her vested in-the-money stock options upon any termination of employment (other than a termination for cause with respect to stock options granted after January 2004). As of December 29, 2006, these stock options had a cash value of $274,145.

Paul Auvil

Mr. Auvil voluntarily terminated employment with us on July 13, 2006. Mr. Auvil did not receive any benefits other than those described above under “Payments and Benefits upon any Termination.”

Indemnification Agreements and Director and Officer Insurance

We have entered into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Our directors and officers are insured against certain losses from potential third-party claims for which we are legally or financially unable to indemnify them. We self-insure with respect to potential third-party claims that create a direct liability to such third party or an indemnification duty on our part. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading “Description of Capital Stock—Limitation of Liability and Indemnification Matters.”

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We have adopted a policy to address the review, approval or ratification of related person transactions. An investor may obtain a written copy of this policy by sending a written request to VMware, Inc., 3401 Hillview Avenue, Palo Alto, CA 94304, attention: Legal Department.

Prior to this offering, we have been operated as a wholly owned subsidiary of EMC. Immediately following this offering and subject to the closing of the Intel investment and the purchase of our Class A common stock by Cisco from EMC, EMC will continue to own approximately 87% of our common stock (approximately 35% of our Class A common stock and 100% of our Class B common stock) and will control approximately 98% of the combined voting power of our common stock. If the underwriters’ over-allotment option is exercised in full, immediately following this offering and subject to the closing of the Intel investment and the purchase of our Class A common stock by Cisco from EMC, EMC will own approximately 86% of our common stock (approximately 33% of our Class A common stock and 100% of our Class B common stock) and will control approximately 98% of the combined voting power of our common stock. EMC will continue to have the power acting alone to approve any action requiring a vote of the majority of our voting shares and to elect all our directors. In addition, until the first date on which EMC or its successor-in-interest ceases to beneficially own 20% or more of the outstanding shares of our common stock, the prior affirmative vote or written consent of EMC as the holder of our Class B common stock or its successor-in-interest will be required for us to authorize a number of significant actions, as set forth below under “Description of Capital Stock—Approval Rights of Holders of Class B Common Stock.”

Since our acquisition by EMC in 2004, we have entered into a number of agreements with EMC in the ordinary course of business relating to our business and our relationship with EMC. We have also entered into certain agreements with EMC relating to this offering and our relationship with EMC after this offering. The material terms of such agreements with EMC relating to our historical relationship, this offering and our relationship with EMC after this offering are described below. We do not currently expect to enter into any additional agreements or other transactions with EMC, outside the ordinary course, or any of our directors, officers or other affiliates other than those specified below. However, in the future, in accordance with Delaware law, any contract or transaction between us and one of our directors or officers or between us and any corporation, partnership, association or any other organization in which one or more of our directors or officers is a director or officer or has a financial interest, will either be approved by the stockholders, a majority of the disinterested members of our board or a committee of our board that authorizes such contracts or transactions or must be fair to us as of the time our directors, a committee of our directors or our stockholders approve the contract or transaction. In addition, any transactions with directors, officers or other affiliates will be subject to requirements of the Sarbanes-Oxley Act and SEC rules and regulations.

Relationship with EMC Corporation

Historical Relationship With EMC

We have been operated as a wholly owned subsidiary of EMC since January 2004. As a result, in the ordinary course of our business, we have received various services provided by EMC, including tax, accounting, treasury, legal and human resources services. Historically, EMC has not sold our products. Our historical financial statements include allocations to us by EMC of its costs related to these services. These cost allocations have been determined on a basis that EMC considers to be a reasonable reflection of the use of services provided or the benefit received by us. These allocations totaled $4.5 million in fiscal 2004, $5.3 million in fiscal 2005 and $5.1 million in fiscal 2006.

In April 2007, we declared an $800 million dividend to EMC in the form of a note. The note matures in April 2012 and bears an interest rate of the 90-day LIBOR plus 55 basis points (5.91% as of June 30, 2007), with interest payable quarterly in arrears, commencing June 30, 2007. We may repay the note, without penalty, at any time commencing July 2007.

In view of the potential overlap between our business and that of EMC, we and EMC conduct our businesses pursuant to our Rules of Engagement with Storage, Server and Infrastructure Software Vendors,

copies of which are made available to our partners, which outline product development, qualification and sales guidelines that we and EMC follow with partners who also have products that directly compete with EMC products. These Rules of Engagement may be amended from time to time by our board of directors.

We have previously entered into several agreements with EMC with respect to international marketing, product services resale, call center support, project specific consulting, research and development and professional services. EMC will continue to provide these services to us following the offering pursuant to these agreements or similar subsequent arrangements. In certain circumstances where we do not have an established legal entity, EMC employees managed by our personnel have provided services on our behalf.

We have entered into various geographically-specific marketing services agreements with certain of EMC’s subsidiaries. Together, these agreements involve the following countries: Austria, Australia, Belgium, Brazil, Canada, Czech Republic, Denmark, France, Germany, Hong Kong, India, Italy, Korea, Luxembourg, Mexico, Netherlands, New Zealand, Norway, Spain, Sweden, Switzerland, Taiwan and the United Kingdom. The terms of these agreements are substantially similar and under such agreements, the signing EMC subsidiaries have agreed to provide us, upon our request, with services that include promoting our products, developing our customer base, and acting as a liaison to certain customers. Under the provisions of the agreements, we are charged by such EMC subsidiaries in performing services under these agreements. The agreements are effective until terminated by either party upon 30 days’ written notice. EMC subsidiaries provided these services to us on similar terms before such time as we entered into written agreements. From January 1, 2006 through March 31, 2007, the aggregate value that we paid such EMC subsidiaries (other than in Canada and India, which payments are included together with payments for services under the call center agreements, described below) for the provision of these services was approximately $54.4 million.

We have entered into call center service agreements with EMC Corporation of Canada and EMC Data Storage Systems (India) Private Limited, each of which is a subsidiary of EMC. Under the terms of such agreements, each of the EMC subsidiaries has agreed to provide us, upon our request, with certain telephonic call center and customer support. Under the provisions of the agreements, we are charged by such EMC subsidiaries in performing services under these agreements. The agreements are effective until terminated by either party upon 30 days’ notice. EMC provided these services to us on similar terms before such time as we entered into written agreements. From January 1, 2006, through March 31, 2007, the aggregate value that we paid such EMC subsidiaries for the provision of these services and under the marketing services arrangements in Canada and India with these subsidiaries was approximately $13.1 million.

We have entered into various consulting services agreements with EMC whereby we provide certain of EMC’s customers with project-specific support, including implementing our products within such clients’ environments, as well as helping clients optimize their VMware products. The provisions of such agreements are substantially similar, and terminate either upon mutual agreement between EMC and ourselves, or upon the completion of the specific project for which a consulting service agreement was executed. From January 1, 2006 through March 31, 2007, the aggregate value of the services we performed and charged EMC for under such agreements was approximately $6.0 million.

We have entered into a Professional Services Reseller and Subcontractor Agreement with EMC whereby we appointed EMC as a non-exclusive reseller of our professional services. Under the agreement, we have performed and will continue to perform various professional consulting services for EMC customers. Under the terms of the agreement, the agreement may only be terminated upon a material breach, non-payment, a breach of confidentiality or by either party upon 10 business days’ notice. From January 1, 2006 through March 31, 2007, we charged EMC approximately $4.8 million for services we rendered under the agreement.

We have entered into a Development Services Agreement with EMC Data Storage Systems (India) Private Limited. Under the terms of the agreement, EMC’s Indian subsidiary provides us with research and development services with respect to certain of our software products. The agreement automatically renews annually, but may be terminated by either party upon 30 days’ prior written notice. Under the provisions of the agreement, we are charged by EMC’s subsidiary. EMC provided these services to us on similar terms before such time as we entered into written agreements. From January 1, 2006 through March 31, 2007, we paid EMC’s subsidiary an aggregate value of approximately $5.5 million for the provision of these services.

For additional information about our relationship with EMC, see Note J to our consolidated financial statements included elsewhere in this prospectus.

EMC as our Controlling Stockholder

EMC currently owns in excess of 99.9% of our common stock. Upon completion of this offering and subject to the closing of the Intel investment and the sale of Class A common stock to Cisco by EMC, EMC will hold approximately 98% of the combined voting power of our outstanding common stock (or approximately 98% if the underwriters exercise their over-allotment option in full). For as long as EMC or its successor-in-interest continues to control more than 50% of the combined voting power of our common stock, EMC or its successor-in-interest will be able to direct the election of all the members of our board of directors and exercise control over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, EMC or its successor-in-interest will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of us and will have the power to take other actions that might be favorable to EMC or its successor-in-interest.

EMC has agreed not to sell or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of Citi, JPMorgan and Lehman Brothers, subject to certain exceptions. See “Underwriting.” However, there can be no assurance concerning the period of time during which EMC will maintain its ownership of our common stock following this offering.

Beneficial ownership of at least 80% of the total voting power and value of our outstanding common stock is required in order for EMC to continue to include us in its consolidated group for federal income tax purposes, and beneficial ownership of at least 80% of the total voting power and 80% of each class of non-voting capital stock is required in order for EMC to effect a tax-free spin-off of us or certain other tax-free transactions. As of the date of this prospectus, EMC does not intend or plan to undertake a spin-off of us or another tax-free transaction involving us. It is expected that we will be included in EMC’s consolidated group for U.S. federal income tax purposes following the offering.

Agreements Between EMC and Us

In connection with this offering, EMC and we have entered into certain agreements governing various interim and ongoing relationships between us. These agreements include:

•	a master transaction agreement;

•	an administrative services agreement;

•	a tax sharing agreement;

•	an insurance matters agreement;

•	an employee benefits agreement;

•	an intellectual property agreement; and

•	real estate agreements.

The agreements summarized below are filed as exhibits to the registration statement of which this prospectus is a part. We encourage you to read the full text of these material agreements. We have entered into these agreements with EMC in the context of our relationship with EMC as the owner of in excess of 99.9% of our common stock. The prices and other terms of these agreements are designed to be consistent with the requirements of Section 482 of the Code and related U.S. Treasury Regulations with respect to transactions between related parties.

Master Transaction Agreement

The master transaction agreement contains key provisions relating to our ongoing relationship with EMC. The master transaction agreement also contains agreements relating to the conduct of this offering and future transactions, and will govern the relationship between EMC and us subsequent to this offering. Unless otherwise required by the specific provisions of the agreement, the master transaction agreement will terminate on a date that is five years after the first date on which EMC ceases to own shares representing at least 20% of our common stock. The provisions of the master transaction agreement related to our cooperation with EMC in connection with future litigation will survive seven years after the termination of the agreement, and provisions related to indemnification by us and EMC will survive indefinitely.

This Offering.    The master transaction agreement requires us to use our reasonable best efforts to satisfy certain conditions to the completion of this offering. EMC may, in its sole and absolute discretion, choose to proceed with or abandon this offering. All costs and expenses of VMware and EMC relating to this offering will be paid by us.

Registration Rights.    Pursuant to the master transaction agreement, we will provide EMC with certain registration rights because the shares of our common stock held by EMC after this offering will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Accordingly, EMC may only sell a limited number of shares of our common stock into the public markets without registration under the Securities Act. At the request of EMC, we will use our reasonable best efforts to register shares of our common stock that are held by EMC after the closing of this offering, or subsequently acquired, for public sale under the Securities Act. EMC may request up to two registrations in any calendar year. We will also provide EMC with “piggy-back” rights to include its shares in future registrations by us of our securities under the Securities Act. There is no limit on the number of these “piggy-back” registrations in which EMC may request its shares be included.

EMC may not transfer its registration rights other than to an affiliate. EMC’s registration rights will terminate on the earlier of the date on which EMC has sold or transferred all of its shares of our common stock deemed “restricted securities” or our common stock held by EMC may be sold without restriction pursuant to Rule 144(k) of the Securities Act.

We have agreed to cooperate in these registrations and related offerings. All expenses payable in connection with such registrations will be paid by us, including the fees and expenses of one firm of legal counsel chosen by EMC, except that EMC will pay all it own internal administrative costs and underwriting discounts and commissions applicable to the sale of its shares of our common stock.

Future Distributions.    Additionally, we have agreed to cooperate, at our expense, with EMC to accomplish a distribution by EMC of our common stock, and we have agreed to promptly take any and all actions necessary or desirable to effect any such distribution. EMC will determine, in its sole discretion, whether such distribution shall occur, the date of the distribution and the form, structure and all other terms of any transaction to effect the distribution. A distribution may not occur at all. At any time prior to completion of the distribution, EMC may decide to abandon the distribution, or may modify or change the terms of the distribution, which could have the effect of accelerating or delaying the timing of the distribution.

Anti-Dilution Option.    Pursuant to the master transaction agreement, we have granted EMC a continuing right to purchase from us shares of Class A common stock and Class B common stock in order to maintain EMC’s respective percentage ownership interests in our Class A common stock and Class B common stock following the completion of this offering. This option may be exercised by EMC in connection with any issuance by us of common stock other than pursuant to this offering (including the exercise of the underwriters’ over-allotment option) or any stock option or executive or employee compensation plan, except where the issuance pursuant to a stock option or executive or employee compensation plan would cause EMC’s percentage ownership of common stock to fall below 80.1%. If we issue our common stock for cash consideration as permitted in the foregoing sentence other than pursuant to a stock option or executive compensation plan that causes EMC’s percentage ownership of common stock to fall below 80.1%, upon the exercise of the option, EMC will pay a price per share of Class A common stock equal to the offering price paid by us in the related issuance of common stock and a price per share of Class B common stock equal to the fair market value thereof as determined by our board of directors. If we issue our common stock for non-cash consideration or pursuant to a stock option or executive compensation plan that causes EMC’s percentage ownership of common stock to fall below 80.1%, upon exercise of the option, EMC will pay a price per share of Class A common stock equal to the average closing price of our common stock on the day prior to the applicable issuance date and a price per share of Class B common stock equal to the fair market value thereof as determined by our board of directors.

If EMC chooses not to exercise its option, or exercises its option for a number of shares less than the total number permissible, in connection with any particular future common stock issuance by us, EMC’s right to exercise the option in connection with any subsequent issuance by us will not be affected. However, in such case EMC’s ownership percentage will be recalculated to account for any prior decision not to exercise the option in full or at all, as appropriate. EMC’s option to maintain its ownership percentage in us will terminate on the earlier of the date of a tax-free distribution, the date upon which EMC beneficially owns shares of common stock representing less than 80% of the aggregate voting power of shares of common stock then outstanding and the date on which, if the option has been transferred to a subsidiary of EMC, that subsidiary ceases to be a subsidiary of EMC.

Restrictive Covenants.    Under the master transaction agreement, we have agreed to obtain the consent of the holders of our Class B common stock prior to taking certain actions, including:

•	consolidating or merging with any other entity;

•	acquiring the stock or assets of another entity in excess of $100 million;

•	issuing any stock or securities except to our subsidiaries or pursuant to this offering or our employee benefit plans;

•	taking any actions to dissolve, liquidate or wind-up our company;

•	declaring dividends on our stock;

•	entering into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to EMC’s; and

•	amending, terminating or adopting any provision inconsistent with certain provisions of our certificate of incorporation or bylaws.

Indemnification.    The master transaction agreement provides for cross-indemnities that generally will place the financial responsibility on us and our subsidiaries for all liabilities associated with the current and historical VMware business and operations, and generally will place on EMC the financial responsibility for liabilities associated with all of EMC’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and EMC each indemnify the other with respect to breaches of the master transaction agreement or any intercompany agreement.

In addition to our general indemnification obligations described above relating to the current and historical VMware business and operations, we will agree to indemnify EMC against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information that EMC provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. We will also agree to indemnify EMC against liabilities arising from any misstatements or omissions in our subsequent SEC filings and from information we provide to EMC specifically for inclusion in EMC’s annual or quarterly reports following the completion of this offering, but only to the extent that the information pertains to us or our business or to the extent EMC provides us prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of EMC.

In addition to EMC’s general indemnification obligations described above relating to the current and historical EMC business and operations, EMC will indemnify us for liabilities under litigation matters related to EMC’s business and for liabilities arising from misstatements or omissions with respect to information that EMC provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. EMC will also agree to indemnify us against liabilities arising from information EMC provides to us specifically for inclusion in our annual or quarterly reports following the completion of this offering, but only to the extent that the information pertains to EMC or EMC’s business or to the extent we provide EMC prior written notice that the information will be included in our annual or quarterly reports and the liability does not result from our action or inaction.

For liabilities arising from events occurring on or before the time of this offering, the master transaction agreement contains a general release. Under this provision, we will release EMC and its subsidiaries, successors and assigns, and EMC will release us and our subsidiaries, successors and assigns, from any liabilities arising from events between us on the one hand, and EMC on the other hand, occurring on or before the time of this offering, including in connection with the activities to implement this offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or other intercompany agreements or to specified ongoing contractual arrangements.

Accounting Matters; Legal Policies.    Under the master transaction agreement, we will agree to use our reasonable best efforts to use the same independent certified public accounts selected by EMC and to maintain the same fiscal year as EMC until such time as EMC is no longer required to consolidate our results of operations and financial position (determined in accordance with generally accepted accounting principles consistently applied). We also agree to use our reasonable best efforts to complete our audit and provide EMC with all financial and other information on a timely basis such that EMC may meet its deadlines for its filing annual and quarterly financial statements.

Additionally, for as long as EMC is providing us with legal services under the administrative services agreement, the master transaction agreement will require us to comply with all EMC policies and directives identified by EMC as critical to legal and regulatory compliance and to not adopt legal or regulatory policies or directives inconsistent with the policies identified by EMC.

Administrative Services Agreement

Under the administrative services agreement, which will become effective as of the closing date of this offering, EMC will provide us with services, including tax, accounting, treasury, legal and human resources services and certain services in Bangalore, India. For such time as the administrative services agreement is in effect, EMC and VMware may agree on additional services to be included in the administrative services agreement. EMC will provide services to us with substantially the same degree of skill and care as such services are performed within EMC. With the exception of services in Bangalore, India, for which we will pay a set quarterly fee, we will pay fees to EMC for the services rendered based on the number and total cost of the EMC employees required to provide services, or as otherwise may be agreed.

The initial term of the administrative services agreement will expire on September 30, 2007 and will be extended automatically for additional three-month terms unless terminated by one of the parties. Prior to the expiration of the initial term and any subsequent renewal term, we will agree with EMC to adjust the fees payable for services (other than services in Bangalore, India) under the agreement, as necessary, to accurately reflect the level of services we require. We have the right to terminate any of the services provided by EMC under the administrative services agreement at any time upon 30 days’ prior written notice of termination to EMC. As of the date of this prospectus, we expect that EMC will provide us with these services for a period longer than the initial term.

Furthermore, we have agreed in the administrative services agreement that we will be responsible for, and will indemnify EMC with respect to, our own losses for property damage or personal injury in connection with the services provided, except to the extent that such losses are caused by the gross negligence, breach, bad faith or willful misconduct of EMC.

Tax Sharing Agreement

We have been included in EMC’s consolidated group (the “Consolidated Group”) for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include EMC and/or certain of its subsidiaries (a “Combined Group”) for state and local income tax purposes. We have entered into a new tax sharing agreement that will become effective upon consummation of this offering. Pursuant to the tax sharing agreement, we and EMC generally will make payments to each other such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in the Consolidated Group or any Combined Group, the amount of taxes to be paid by us will be determined, subject to certain adjustments, as if we and each of our subsidiaries included in the Consolidated Group or Combined Group filed our own consolidated, combined or unitary tax return. EMC will prepare pro forma tax returns for us with respect to any tax return filed with respect to the Consolidated Group or any Combined Group in order to determine the amount of tax sharing payments under the tax sharing agreement. We will be responsible for any taxes with respect to tax returns that include only us and our subsidiaries.

EMC will be primarily responsible for controlling and contesting any audit or other tax proceeding with respect to the Consolidated Group or any Combined Group. Disputes arising between the parties relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions.

We have been included in the Consolidated Group for periods in which EMC owned at least 80% of the total voting power and value of our outstanding stock. It is expected that we will be included in the Consolidated Group following this offering. EMC, during any part of a consolidated return year is liable for the tax on the consolidated return of such year, except for such taxes related to (i) our separate tax liability and (ii) our business and operations, of such year and for any subsequently determined deficiency thereon. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign income tax purposes is jointly and severally liable for the state, local or foreign income tax liability of each other member of the consolidated, combined or unitary group. Accordingly, although the tax sharing agreement allocates tax liabilities between us and EMC, for any period in which we were included in the Consolidated Group or a Combined Group, we could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of the Consolidated Group or a Combined Group.

As of the date of this prospectus, EMC does not intend or plan to undertake a spin-off of our stock to EMC stockholders. Nevertheless, we and EMC have agreed to set forth our respective rights, responsibilities and obligations with respect to any possible spin-off in the tax sharing agreement. If EMC were to decide to pursue a possible spin-off, we have agreed to cooperate with EMC and to take any and all actions reasonably requested by EMC in connection with such a transaction. We have also agreed not to knowingly take or fail to take any actions that could reasonably be expected to preclude EMC’s ability to undertake a tax-free spin-off. In the event EMC completes a spin-off, we have agreed not to take certain actions, such as asset sales or contributions, mergers, stock issuances or stock sales within the two years following the spin-off without first obtaining the opinion of tax counsel or an IRS ruling to the effect that such actions will not result in the spin-off failing to qualify as a tax-

free spin-off. In addition, we generally would be responsible for, among other things, any taxes resulting from the failure of a spin-off to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, any action or failure to act by us or certain transactions involving us following a spin-off and a percentage of such taxes to the extent such taxes are not attributable to, or do not result from, any action or failure to act by either us or EMC.

Insurance Matters Agreement

Prior to the consummation of this offering, we have also entered into an insurance matters agreement with EMC. Pursuant to the insurance matters agreement, EMC will maintain insurance policies covering, and for the benefit of, us and our directors, officers and employees. The insurance policies maintained by EMC under the insurance matters agreement will be comparable to those maintained by EMC and covering us prior to the offering. Except to the extent that EMC allocates a portion of its insurance costs to us, we will pay or reimburse EMC, as the case may be, for premium expenses, deductibles or retention amounts, and all other costs and expenses that EMC may incur in connection with the insurance coverage EMC maintains for us. We will be responsible for any action against VMware in connection with EMC’s maintenance of insurance coverage for us, including as a result of the level or scope of any insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, or the adequacy or timeliness of any notice to an insurance carrier in connection with a claim or potential claim or otherwise, during the term of the insurance matters agreement, except to the extent that such action arises out of or is related to the breach by EMC of the insurance matters agreement or the related insurance policies, or the gross negligence, bad faith or willful misconduct of EMC in connection with the insurance matters agreement or the related insurance policies.

The term of the insurance matters agreement will expire on a date which is 45 days after the date upon which EMC owns shares of our common stock representing less than a majority of the votes entitled to be cast by all holders of our common stock.

Employee Benefits Agreement

Prior to the consummation of this offering, we have also entered into an employee benefits agreement with EMC. The employee benefits agreement allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters, including the treatment of outstanding EMC equity awards which may be held by our employees following this offering and the allocation of certain retirement plan assets and liabilities and the ownership of work product developed for our benefit. The employee benefits agreement also generally provides that we are assuming employment-related liabilities with respect to employees employed by us for periods of time prior to the offering.

Intellectual Property Agreement

The terms of the intellectual property agreement formalize the relationship between us and EMC with respect to our use of certain EMC source code and associated intellectual property rights, as well as EMC’s use of certain VMware source code and associated intellectual property rights.

Under the terms of the intellectual property agreement, we and EMC fully release one another from claims resulting from any acts of infringement that might have occurred prior to the date this offering is completed. Going forward, EMC will provide to us license rights under certain source code and associated intellectual property rights to design, develop, distribute, service and support our existing products, as well as any updates, upgrades and future versions of those products, and the implementation of interoperability between future VMware products and EMC products. These rights exclude our ability to use EMC’s intellectual property to create certain types of products.

We, in turn, will provide to EMC license rights under certain source code and associated intellectual property rights to design, develop, distribute, service and support EMC’s existing products, any updates, upgrades and future versions of those products, as well as EMC’s future products. These rights exclude the ability of EMC to use our intellectual property to create certain types of products. The scope of the patent rights we provide to EMC and the scope of products with which EMC may use our intellectual property rights will be initially narrowed at such time as EMC no longer owns 50% of our common stock, and further narrowed at such time as EMC no longer owns 20% of our common stock. The scope of products with which EMC may use our intellectual property rights will also be narrowed if there is a change of control of EMC at such time as EMC no longer owns 50% of our common stock. EMC will indemnify us for any losses arising out of any use by EMC of the intellectual property rights we provide to EMC under the intellectual property agreement, and we will indemnify EMC for any losses arising out of any use by us of the intellectual property rights EMC provides to us under the intellectual property agreement.

Real Estate Agreements

We have entered into a real estate license agreement with EMC. The real estate license agreement will govern the terms under which we may use the space we share, and will continue to share, with EMC at certain properties that EMC currently leases abroad. The real estate license agreement does not materially change the current arrangements we have with EMC related to shared space or the amounts we are charged for use of such space. We have also entered into an agreement which provides for our purchase from EMC of the equity interests in the EMC entity which holds the ground leasehold interest in the land on which our global headquarters is being built and the interest in our global headquarters itself for an amount equal to the cost expended by EMC to date in constructing the facilities, which totaled approximately $127.0 million as of June 30, 2007.

Our Relationship with Intel

We are party to a Class A common stock purchase agreement with Intel Capital dated as of July 9, 2007. Pursuant to the stock purchase agreement, following the expiration of the applicable waiting period under the HSR Act and the satisfaction of other customary closing conditions, including the absence of a material adverse change, Intel Capital will purchase 9.5 million shares of our Class A common stock, at a price of $23.00 per share for an aggregate purchase price of $218.5 million. If we do not complete an underwritten public offering with an aggregate price to the public of at least $250.0 million on or before December 31, 2007, Intel Capital will have the right to exchange its Class A common stock for shares of Series A preferred stock, the terms of which will be designated prior to the closing of the Intel investment. The stock purchase agreement also contains certain anti-dilution provisions which will terminate upon the closing of this offering.

Pursuant to Intel Capital’s proposed investment in our Class A common stock, we have entered into an investor rights agreement with Intel Capital that provides Intel Capital with certain rights, including the following rights:

•

demand registration rights, pursuant to which, six months after the effectiveness of the registration statement of which this prospectus constitutes a part, Intel Capital has the right to effect one demand registration of our Class A common stock held by them at the time of such demand;

•	“piggyback” registration rights with respect to our Class A common stock, subject to standard cutback provisions imposed by underwriters; and

•

the right to demand that we effect a registration with respect to all or a part of their securities upon us becoming eligible to file on Form S-3, subject to standard cutback provisions imposed by underwriters.

The investor rights agreement also restricts Intel Capital’s right to sell or transfer the shares of our Class A common stock acquired pursuant to the July 9 stock purchase agreement for a period of one year from the date of purchase. Accordingly, Intel Capital’s exercise of any of the rights described above is subject to the expiration of such one-year period.

The investor rights agreement will obligate us to pay for the costs and expenses of registration other than underwriting discounts. Additionally, Intel Capital has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of its shares of Class A common stock within 180 days of this offering, subject to extension under certain circumstances. The investor rights agreement also provides that Intel’s representative on our board shall have no duty or obligation to present any corporate opportunity to us, unless the opportunity is expressly presented to such board member in his or her capacity as a director or he or she otherwise first acquires knowledge of the opportunity in the course of his or her activities as a member of our board.

In addition, we and Intel have entered into a routine and customary collaboration partnering agreement that expresses the parties’ intent to continue to expand their cooperative efforts around joint development, marketing and industry initiatives.

Our Relationship with Cisco

We are party to a Class A common stock purchase agreement with Cisco and EMC dated July 26, 2007. Pursuant to the Cisco stock purchase agreement, following the expiration of the applicable waiting period under the HSR Act, the completion of this offering and the satisfaction of other customary closing conditions, Cisco will purchase 6.0 million shares of our Class A common stock from EMC at a price of $25.00 per share for an aggregate purchase price of $150.0 million. Cisco and EMC have the right to terminate the Cisco stock purchase agreement if the closing conditions are not satisfied by December 31, 2007. We will receive no proceeds from this transaction. The Cisco stock purchase agreement also contains certain antidilution provisions which will terminate upon the closing of this offering.

Pursuant to Cisco’s proposed purchase of Class A common stock from EMC, we have entered into an investor rights agreement with Cisco that provides Cisco with certain rights, including the following rights:

•

demand registration rights, pursuant to which, six months after the effectiveness of the registration statement of which this prospectus constitutes a part, Cisco has the right to effect one demand registration of our Class A common stock held by them at the time of such demand;

•	“piggyback” registration rights with respect to our Class A common stock, subject to standard cutback provisions imposed by underwriters; and

•

the right to demand that we effect a registration with respect to all or a part of their securities upon us becoming eligible to file on Form S-3, subject to standard cutback provisions imposed by underwriters.

The investor rights agreement also restricts Cisco’s right to sell or transfer the shares of our Class A common stock acquired pursuant to the Cisco stock purchase agreement for a period of one year from the date of purchase. Accordingly, Cisco’s exercise of any of the rights described above is subject to the expiration of such one-year period.

The investor rights agreement will obligate us to pay for the costs and expenses of registration other than underwriting discounts. Additionally, Cisco has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of its shares of Class A common stock within 180 days of this offering, subject to extension under certain circumstances.

In addition, we and Cisco have entered into a routine and customary collaboration partnering agreement that expresses the parties’ intent to expand cooperative efforts around joint development, marketing and industry initiatives. We have also agreed to consider the appointment of a Cisco executive to our board of directors at a future date.

Other Related Person Transactions

In June 2007, our Compensation and Corporate Governance Committee granted options to purchase 250,000 shares of Class A common stock with an exercise price of $23.00 per share to Mendel Rosenblum, our chief scientist and the husband of Diane Greene, our president, chief executive officer and member of the board of directors. Other than the transactions listed above, we have not entered into any other transactions with related persons. Our board of directors will adopt policies and procedures for the review, approval and ratification of any future related party transactions.

PRINCIPAL STOCKHOLDERS

As of the date of this prospectus, in excess of 99.9% of our common stock outstanding is owned by EMC. Upon completion of this offering and subject to the closing of the Intel investment and the purchase of Class A common stock by Cisco from EMC, EMC will beneficially own approximately 35% of our issued and outstanding Class A common stock and 100% of our issued and outstanding Class B common stock. These shares will represent approximately 98% of the total voting power of our common stock (or approximately 98% if the underwriters exercise in full their over-allotment option). After completion of this offering, EMC will be able, acting alone, to elect our entire board of directors and to approve any action requiring stockholder approval. Subject to the expiration of the applicable waiting period under the HSR Act and the satisfaction of other customary closing conditions, Intel, through its investment affiliate, Intel Capital, will own 9.5 million shares, or approximately 12.6%, of our Class A common stock to be outstanding upon completion of this offering and approximately 2.5% of the shares of our common stock then outstanding, which shares will represent less than 1% of the combined voting power of our outstanding common stock. Subject to the expiration of the applicable waiting period under the HSR Act, the completion of this offering and the satisfaction of other customary closing conditions, Cisco will own 6.0 million shares, or approximately 8.0%, of our Class A common stock to be outstanding upon completion of this offering and approximately 1.6% of the shares of our common stock then outstanding, which shares will represent less than 1% of the combined voting power of our outstanding common stock.

In June 2007, our Compensation and Corporate Governance Committee made broad-based equity awards to our employees including grants of options to purchase 1,900,000 shares of our Class A common stock to our Named Executive Officers with an exercise price of $23.00 per share. In June 2007, our Compensation and Corporate Governance Committee granted 433,216 restricted stock units to Mark Peek, our Chief Financial Officer, that provide for three-year cliff vesting with the potential for acceleration of vesting if certain performance targets are met. In July 2007, we granted 85,000 restricted stock units to Diane Greene, our President and Chief Executive Officer, that will vest in January 2009, but only if Ms. Greene achieves certain MBO goals to be established by our Compensation and Corporate Governance Committee. Also, our Compensation and Corporate Governance Committee granted 40,000 options to purchase Class A common stock to each of Michael W. Brown, John R. Egan and David N. Strohm, our non-employee directors. These options were exercised for restricted Class A common stock in July 2007 and remain subject to a three-year vesting term. Additionally, some of our executive officers may acquire VMware stock options and restricted stock by participating in the exchange offer.

The following table sets forth information as of July 25, 2007 about the number of shares of our common stock beneficially owned and the percentage of common stock beneficially owned by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole investment and voting power with respect to the shares of common stock indicated.

Name	Number of Shares of VMware Class B Common Stock Beneficially Owned(1)	Percent of Outstanding Shares
5% Beneficial Owners
EMC Corporation(2)	300,000,000	100%

Name	Number of Shares of VMware Class A Common Stock Beneficially Owned(1)	Percent of Outstanding Shares
5% Beneficial Owners
EMC Corporation(2)(3)	332,500,000	99.9%
Directors and Officers
Diane B. Greene	0	*
Carl M. Eschenbach	0	*
Mark S. Peek	0	*
Rashmi Garde	0	*
Thomas J. Jurewicz	0	*
Joseph M. Tucci	0	*
Michael W. Brown	40,000	*
John R. Egan	40,000	*
David I. Goulden	0	*
David N. Strohm	40,000	*
Paul Auvil**	0	*
All directors and executive officers as a group (11 persons)(4)	120,000	*

*	Less than 1%.
**	Our former chief financial officer.

(1)	All amounts shown in this column include shares obtainable upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this table.

(2)	The principal business address of EMC is 176 South Street, Hopkinton, MA 01748.

(3)	Includes 300,000,000 shares of Class B common stock which are convertible into Class A common stock.

(4)	Excludes shares as to which such individuals have disclaimed beneficial ownership.

The address of all persons listed above, other than EMC Corporation, is c/o VMware, Inc., 3401 Hillview Avenue, Palo Alto, CA 94304.

Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. Only EMC or its successor-in-interest may hold shares of Class B common stock unless EMC distributes its shares of Class B common stock in a distribution under section 355 of the Code. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, the election of directors, conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. The holders of Class B common stock shall be entitled to 10 votes per share and the holders of Class A common stock shall be entitled to one vote per share. The holders of Class B common stock, voting separately as a class, are entitled to elect 80% of the total number of the directors on our board of directors which we would have if there were no vacancies on our board of directors at the time. Subject to any rights of any series of preferred stock to elect directors, the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, are entitled to elect the remaining directors on our board of directors, which at no time will be less than one director. Each share of Class B common stock is convertible into one share of Class A common stock at any time unless EMC distributes its shares of Class B common stock in a distribution under section 355 of the Code.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws, each of which will be in effect as of the date of this prospectus, are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

General

Upon completion of this offering and subject to the closing of the Intel investment, our authorized capital stock will consist of:

•	2,500,000,000 shares of Class A common stock, par value $0.01 per share,

•	1,000,000,000 shares of Class B common stock, par value $0.01 per share,

•	9,500,000 shares of Series A preferred stock, par value $0.01 per share, and

•	90,500,000 shares of undesignated preferred stock, par value $0.01 per share.

As of the date of this prospectus, 32,620,000 shares of Class A common stock are outstanding, and 300,000,000 shares of Class B common stock are outstanding. Upon completion of this offering, there will be outstanding 75,120,000 shares of Class A common stock and 300,000,000 shares of Class B common stock. As of the date of this prospectus, no preferred stock has been designated or is outstanding.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock and Class B common stock are entitled to receive dividends, out of assets legally available, sharing equally in all such dividends on a per share basis, at the times and in the amounts that our board of directors may determine from time to time.

Conversion Rights

Each share of Class B common stock is convertible while held by EMC or its successor-in-interest at the option of EMC or its successor-in-interest into one share of Class A common stock. If our Class B common stock is distributed to security holders of EMC in a transaction (including any distribution in exchange for shares of EMC’s or its successor-in-interest’s common stock or other securities) intended to qualify as a distribution under Section 355 of the Code, or any corresponding provision of any successor statute, shares of our Class B common stock will no longer be convertible into shares of Class A common stock. Prior to any such distribution, all shares of Class B common stock will automatically be converted into shares of Class A common stock upon the transfer of such shares of Class B common stock by EMC other than to any of EMC’s successors or any of its subsidiaries (excluding us). If such a distribution has not occurred, each share of Class B common stock will also automatically convert at such time as the number of shares of Class B common stock owned by EMC or its successor-in-interest falls below 20% of the outstanding shares of our common stock. Following any such distribution, we may submit to our stockholders a proposal to convert all outstanding shares of our Class B common stock into shares of our Class A common stock, provided that we have received a favorable private letter ruling from the Internal Revenue Service satisfactory to EMC to the effect that the conversion will not affect the intended tax treatment of the distribution. In a meeting of our stockholders called for this purpose, the holders of our Class A common stock and our Class B common stock will be entitled to one vote per share and, subject to applicable law, will vote together as a single class and neither class of common stock will be entitled to a separate class vote. All conversions will be effected on a share-for-share basis.

Voting Rights

Except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to 10 votes per share on all matters to be voted on by our stockholders and except with respect to the election of directors, conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus, the holders of Class A common stock and Class B common stock have identical rights. The holders of Class B common stock, voting separately as a class, are entitled to elect 80% of the total number of directors on our board of directors which we would have if there were no vacancies on our board of directors at the time. Subject to any rights of any series of preferred stock to elect directors, the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, are entitled to elect our remaining directors, which at no time will be less than one director. In any such election, the holders of Class A common stock and the holders of Class B common stock are entitled to one vote per share. In the event that the rights of any series of our preferred stock would preclude the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, from electing at least one director, our board of directors will increase the number of directors prior to the issuance of that preferred stock to the extent necessary to allow these stockholders to elect at least one director. Generally, all other matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast at a meeting by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Additionally, following a distribution of our Class B common stock to security holders of EMC, any person or group that beneficially owns 10% or more of our Class B common stock will not have any right to vote their shares of Class B common stock in the election of directors unless that person or group of persons also beneficially owns at least an equivalent percentage of our Class A common stock with two exceptions:

•	where such person or group obtains the consent of our board of directors prior to acquiring beneficial ownership of at least 5% of our common stock; or

•

where such person or group acquires beneficial ownership of at least 5% of our common stock solely as a result of a distribution of Class B common stock to EMC stockholders and, prior to acquiring one additional share of Class B common stock, such person or group obtains the consent of our board of directors.

Preemptive or Redemption Rights

Our Class A common stock and Class B common stock are generally not entitled to preemptive rights and are not subject to redemption or sinking fund provisions. However, pursuant to an investor rights agreement we entered into with Intel Capital in connection with Intel Capital’s investment in our Class A common stock, in the event we have not closed an underwritten public offering with an aggregate price to the public of at least $250 million on or before December 31, 2007, then at any time from January 1, 2008 and before the earlier of the closing of such a public offering and the third anniversary of the closing of the sale of our Class A common stock to Intel Capital:

•	Intel Capital will have preemptive rights with respect to the shares of Class A common stock purchased pursuant to the Intel investment;

•

holders of shares of Class A common stock purchased pursuant to the Intel investment and not converted to Series A preferred stock will have the right to require us to repurchase all, but not less than all, of such shares of Class A common stock; and

•

we will have the right to require holders of Class A common stock purchased pursuant to the Intel investment and not converted to Series A preferred stock to sell us all, but not less than all, of such shares of Class A common stock, in the case of the put and call rights, at a price sufficient to provide a cumulative internal rate of return of 15% per annum from the date of the closing of the Intel investment; provided that if we exercise our call right described above before January 1, 2009, then the purchase price of the shares will be the price that we would have been obligated to pay had we exercised that right on January 1, 2009.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of our Class A common stock and Class B common stock are entitled to share equally in all of our assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Preferred Stock

No shares of our preferred stock are outstanding as of the date of this prospectus. However, pursuant to the investor rights agreement we entered into with Intel Capital in connection with Intel Capital’s investment in our Class A common stock, upon closing of the investment our board of directors will designate the terms, and reserve 9.5 million shares, of Series A preferred stock. If this offering does not close by December 31, 2007, Intel Capital will have the right to exchange its shares of Class A common stock on a one-for-one basis for shares of Series A preferred stock.

The holders of Series A preferred stock will be entitled to one vote per share on all matters to be voted on by our stockholders and will vote with the holders of the Class A common stock and the holders of the Class B common stock, together as a single class, to elect Group II members of our board of directors and on all other matters to be voted on by Class A and Class B stockholders, subject to applicable law.

Generally, the Series A preferred stock will be entitled to annual cumulative dividends at a rate of 4%, compounded annually. In the event of a liquidation, dissolution or winding up of our company, before any payment or distribution of our assets to the holders of shares ranking junior to the Series A preferred stock, the holders of the Series A preferred stock will be entitled to all dividends accumulated, accrued on unpaid thereon. The Series A preferred stock will automatically convert into Class A common stock upon an initial public offering of Class A common stock, provided that we pay a fee to Intel Capital designed to provide them with a 15% per annum internal rate of return if the offering price to the public in the public offering is lower than the price that would reflect such a rate of return, or upon conversion of more than 50% of the then outstanding Series A preferred stock (with the consent of Intel Capital so long as the Intel Capital owns any Series A preferred stock). Additionally, the Series A preferred stock will have preemptive rights that allow holders to maintain their ownership percentage in us in the event we sell additional shares of our common stock or preferred stock. The Series A preferred stock will also contain customary anti-dilution provisions in the event that we sell additional shares of our common stock or preferred stock at a price lower than the conversion price of the Series A preferred stock.

In the event we have not closed an underwritten public offering with an aggregate price to the public of at least $250 million on or before December 31, 2007, then at any time from January 1, 2008 and before the earlier of the closing of such a public offering and the third anniversary of the closing of the sale of our Class A common stock to Intel Capital:

•	holders of shares of Series A preferred stock will have the right to require us to repurchase all, but not less than all, of the shares of Series A preferred stock; and

•	we will have the right to require the holders of the Series A preferred stock to sell to us all, but not less than all, of the shares of Series A preferred stock,

in each case, at a price sufficient to provide a cumulative internal rate of return of 15% per annum from the date of the closing of the Intel investment; provided that if we exercise our call right described above before January 1, 2009, then the purchase price of the shares will be the price that we would have been obligated to pay had we exercised that right on January 1, 2009. The put and call rights described in this paragraph would also apply to the shares of Class A common stock purchased by Intel Capital in the event such shares are not converted into shares of Series A preferred stock.

For so long as Intel Capital holds a number of shares of Series A preferred stock representing at least 50% of the number of shares of Class A common stock originally issued at the closing of the Intel investment, we will not, without the written consent of the then-current holders of at least 50% of the Series A preferred stock, either directly or by amendment, merger, consolidation, or otherwise:

•	create or authorize the creation of or issue any other security senior to the securities held by Intel Capital or increase the authorized number of Series A Preferred;

•	create or authorize the creation of any debt or debt security, other than debt issued in the ordinary course of business; or

•

amend, alter or repeal any provision of our certificate of incorporation which alters or changes the powers, preferences or special rights of the Series A preferred stock so as to affect them adversely, provided that none of the rights described above will give the holders of Series A preferred stock a separate class vote to approve a merger where the consideration for the merger consists entirely of cash.

Additionally, our board of directors is empowered, subject to the approval of our Class B stockholders, and subject to any requirements of the New York Stock Exchange, or any applicable national securities exchange, to cause the remaining 90,500,000 authorized shares of our preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the designations, preferences and relative, participating, optional, dividend and other special rights of the shares of each such series and the qualifications, limitations, restrictions, conditions and other characteristics thereof as fixed by our board of directors. Among the specific matters that may be determined by our board of directors are:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of dividends, if any;

•	whether dividends, if any, shall be cumulative or noncumulative;

•	the terms of redemption, if any;

•	the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	rights and terms of conversion or exchange, if any;

•	restrictions on the issuance of shares of the same series or any other series, if any; and

•	voting rights, if any.

Other than with respect to our obligation to designate the terms, and reserve for issuance shares, of Series A preferred stock pursuant to our obligations in connection with the Intel investment, we have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of us or the removal of our existing management.

Warrants

As of the date of this prospectus, there were no outstanding warrants to purchase shares of our capital stock.

Registration Rights

We have entered into a master transaction agreement with EMC which, among other things, provides for specified registration and other rights relating to the shares of our common stock owned by EMC. See “Certain Relationships and Related Person Transactions—Relationship with EMC Corporation.” In connection with Intel

Capital’s proposed purchase of Class A common stock, we have entered into an investor rights agreement with Intel Capital which provides Intel Capital with registration rights. See “Certain Relationships and Related Person Transactions—Our Relationship with Intel.” In connection with Cisco’s proposed purchase of Class A common stock from EMC, we have entered into an investor rights agreement with Cisco which provides Cisco with registration rights. See “Certain Relationships and Related Person Transactions—Our Relationship with Cisco.”

Approval Rights of Holders of Class B Common Stock

In addition to any other vote required by law or by our certificate of incorporation, until the first date on which EMC ceases to beneficially own 20% or more of the outstanding shares of our common stock, the prior affirmative vote or written consent of EMC as the holder of the Class B common stock is required (subject in each case to certain exceptions) in order to authorize us to:

•	consolidate or merge with any other entity;

•	acquire the stock or assets of another entity in excess of $100 million;

•	issue any stock or securities except to our subsidiaries or pursuant to this offering or our employee benefit plans;

•	dissolve, liquidate or wind us up;

•	declare dividends on our stock;

•	enter into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to EMC’s; and

•	amend, terminate or adopt any provision inconsistent with certain provisions of our certificate of incorporation or bylaws.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

The provisions of our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Board of Directors

Our board of directors will consist of not less than six and not more than twelve directors, with the exact number to be determined by the board of directors. The members of our board of directors will be divided into two groups, Group I and Group II. Each director elected by the holders of Class B common stock, voting separately as a class, will be designated Group I members. The remaining directors will be designated Group II members. The initial division of our board of directors into Group I members and Group II members was made prior to this offering by the affirmative vote of the majority of the entire board of directors so that the Group I members constitute at least 80% of our board of directors.

Our certificate of incorporation also provides that our board of directors will be further classified into three classes with staggered three-year terms. Accordingly, only one-third of our board of directors will be elected at each annual meeting. Each class will consist, as nearly as possible, of one-third of the total number of directors and one-third of the respective Group I members and Group II members other than those elected by holders of our preferred stock. No director may be a member of more than one class of directors. The initial division of the board of directors into classes was made by a vote of a majority of the entire board of directors.

Any Group I member of our board of directors may be removed from office at any time, with or without cause, by the affirmative vote of 80% of the holders of Class B common stock, voting separately as a class. Any Group II member of our board of directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the votes entitled to be cast in the election of Group II members.

Any vacancy on the board of directors that results from an increase in the number of directors may be filled only by a majority of the board of directors then in office, provided that a quorum is present, and any other vacancy occurring in the board of directors may be filled only by a majority of directors then in office, even if less than a quorum, or by a sole remaining director. However, until EMC ceases to be the beneficial owner of shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, any vacancy caused by the removal of a director by our stockholders may be filled only by our stockholders pursuant to the procedures for electing Group I members or Group II members, as appropriate. Notwithstanding the preceding sentence, if the appointment of any person to a vacancy would cause the number of Group I members of our board of directors to be less than 80% of the total number of directors on our board of directors which we would have if there were no vacancies on our board of directors at the time, then the vacancy will be filled by majority vote of the Group I members then in office, and the director filling the vacancy will be designated a Group I member of our board of directors.

Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that until such time as EMC or its successor-in-interest ceases to hold shares representing at least a majority of votes entitled to be cast by the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, any action required or permitted to be taken by stockholders at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, so long as written consent is obtained from the holders of the minimum number of votes that would have been required to authorize or take action if such a meeting were held. From and after such time as EMC or its successor-in-interest ceases to hold shares representing at least a majority of the votes entitled to be cast by the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent or consents by stockholders in lieu of such a meeting.

Except as otherwise required by law, special meetings of our stockholders for any purpose or purposes may only be called by (1) EMC or its successor-in-interest, so long as EMC or its successor-in-interest is the beneficial owner of at least a majority of the votes entitled to be cast by the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, (2) our chairman or (3) our board of directors or our secretary pursuant to a resolution approved by a majority of directors then in office. No business other than that stated in the notice of a special meeting may be transacted at such special meetings.

Cumulative Voting

Our stockholders do not have cumulative voting rights.

Amendment

Subject to the rights of holders of our Class B common stock to withhold their consent to the amendment of the provisions of our certificate of incorporation relating to corporate opportunities and conflicts of interest between our company and EMC, certain provisions of our certificate of incorporation, including those relating to corporate opportunities and conflicts of interest between us and EMC, the consent of EMC or its successor-in-interest as the holder of our Class B common stock, our bylaws, our board of directors and the indemnification of our directors and officers, may be amended by the affirmative vote of at least 80% of the votes entitled to be cast thereon. All other provisions of our certificate of incorporation may be amended by the affirmative vote of a majority of the votes entitled to be cast thereon.

The board of directors may from time to time make, amend, supplement or repeal our bylaws upon the vote of a majority of the board of directors. Once EMC or its successor-in-interest ceases to own shares representing at least a majority of the votes entitled to be cast by the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, our certificate of incorporation provides that the sections of our bylaws related to our classified board structure, the removal of directors and the required advance notice related to shareholder proposals and nomination of directors by shareholders may only be amended by the affirmative vote of shares representing at least 80% of the votes entitled to be cast by the outstanding common stock, voting as a single class, subject to any voting rights granted to any holders of any preferred stock.

Delaware Law Regulating Corporate Takeovers

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or its subsidiaries of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation or its subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Provisions of Our Certificate of Incorporation Relating to Related Person Transactions and Corporate Opportunities

In order to address potential conflicts of interest between us and EMC with respect to corporate opportunities that are otherwise permitted to be undertaken by us, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve EMC and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with EMC. In general, these provisions recognize that, subject to the limitations related to our technology and product development and marketing activities, we and EMC may engage in the same or similar business activities and lines of business, may have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors of EMC serving as our directors.

Our certificate of incorporation provides that, subject to the limitations related to our technology and product development and marketing activities, EMC will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	doing business with any of our clients or customers; or

•	employing or otherwise engaging any of our officers or employees.

Our certificate of incorporation provides that if EMC acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and EMC, EMC will have no duty to communicate or present such corporate opportunity to us and we will, to the fullest extent permitted by law, renounce any interest or expectancy in any such opportunity and waive any claim that such corporate opportunity be presented to us. EMC will have satisfied its fiduciary duty with respect to such a corporate opportunity and will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that EMC acquires or seeks the corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

If one of our directors or officers who is also a director or officer of EMC learns of a potential transaction or matter that may be a corporate opportunity for both us and EMC and which may be properly pursued by us pursuant to the limitations related to our technology and product development and marketing activities, our certificate of incorporation provides that the director or officer will have satisfied his or her fiduciary duties to us and our stockholders, will not be liable for breach of fiduciary duties to us and our stockholders with respect to such corporate opportunity, and will be deemed not to have derived an improper personal economic gain from such corporate opportunity if the director or officer acts in good faith in a manner consistent with the following policy:

•

where an opportunity is offered to a VMware director (but not an officer) who is also a director or officer of EMC, VMware will be entitled to pursue such opportunity only when expressly offered to such individual solely in his or her capacity as a VMware director;

•

where an opportunity is offered to a VMware officer who is also an EMC officer, VMware will be entitled to pursue such opportunity only when expressly offered to such individual solely in his or her capacity as a VMware officer;

•

where an opportunity is offered to a VMware officer who is also a director (but not an officer) of EMC, VMware will be entitled to pursue such opportunity unless expressly offered to the individual solely in his or her capacity as an EMC director; and

•

where one of our officers or directors, who also serves as a director or officer of EMC, learns of a potential transaction or matter that may be a corporate opportunity for both us and EMC in any manner not addressed in the foregoing descriptions, such director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that EMC pursues or acquires that corporate opportunity for itself.

The foregoing limitation of liability provisions are not intended to be an allocation of corporate opportunities between us and EMC.

For purposes of our certificate of incorporation, “corporate opportunities” are limited to business opportunities permitted by the provisions related to our technology and product development and marketing activities and, subject to this limitation, include business opportunities which we are financially able to undertake, which are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of EMC or its officers or directors will be brought into conflict with our self-interest.

The corporate opportunity provisions in our certificate of incorporation will continue in effect until the later of (1) EMC or its successor-in-interest ceasing to beneficially own 20% or more of the outstanding shares of our common stock and (2) the date upon which no VMware officer or director is also an officer or director of EMC or its successor-in-interest. The vote of at least 80% of the votes entitled to be cast will be required to amend, alter, change or repeal the corporate opportunity provisions.

By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our certificate of incorporation related to corporate opportunities that are described above.

Limitation of Liability and Indemnification Matters

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us, or has or had agreed to become a director of us, or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection therewith. Our certificate of incorporation also provides that we will pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Delaware General Corporation Law. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us under our certificate of incorporation in respect of any occurrence or matter arising prior to any such repeal or modification. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, to the extent required by the Delaware General Corporation Law, for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Neither the amendment nor repeal of this provision will eliminate or reduce the effect of the provision in respect to any matter occurring, or any cause of action, suit or claim that, but for the provision, would accrue or arise, prior to the amendment or repeal of this provision.

The master transaction agreement also provides for indemnification by us of EMC and its directors, officers and employees for specified liabilities, including liabilities under the Securities Act and the Exchange Act.

In addition, EMC maintains liability insurance for its directors and officers and for the directors and officers of its majority-owned subsidiaries, including us. This insurance provides for coverage, subject to certain exceptions, against loss from claims made against directors and officers in their capacity as such, including claims under the federal securities laws. We have also obtained additional liability insurance for our directors and officers to reduce the deductible payable under the policy maintained by EMC.

Stock Exchange Listing Symbol

Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “VMW.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for shares of our common stock. Future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our shares of our common stock in the public market after the restrictions lapse, could adversely affect prevailing market prices and our ability to raise equity capital in the future.

Upon completion of this offering, and subject to the closing of the Intel investment and the purchase of Class A common stock by Cisco from EMC, EMC will own 326,500,000 shares of our common stock, which will represent approximately 87% of the total outstanding shares of our common stock (approximately 86% if the underwriters’ over-allotment option is exercised in full). In addition, we have reserved 35,679,411 shares of our Class A common stock issuable upon the exercise of stock option awards, subject to vesting, which were granted in June and July 2007 with an exercise price of $23.00 per share, 365,740 shares of Class A common stock issuable upon the exercise of stock option awards, subject to vesting, which were granted in July 2007 with an exercise price of $25.00 per share, 975,590 shares of Class A common stock issuable upon the exercise of stock option awards, subject to vesting, which were granted in August 2007 with an exercise price of $29.00 per share and 537,676 shares of our Class A common stock issuable upon the vesting of restricted stock units. Also, we have reserved approximately 6.7 million shares of our Class A common stock issuable upon the exercise by employees of stock option awards, subject to vesting, and have granted employees approximately 2.9 million shares of restricted Class A common stock subject to the lapsing of restrictions, in each case in connection with the exchange offer.

Subject to certain exceptions set forth in “Underwriting,” we, our directors and executive officers, EMC, Intel Capital and Cisco also have agreed not to offer, sell, contract to sell, pledge or otherwise dispose (including by effective economic disposition) of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act in respect of, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, or publicly announce an intention to effect any such transaction, for a period of 180 days from the date of this prospectus without the prior written consent of Citi, JPMorgan and Lehman Brothers. Citi, JPMorgan and Lehman Brothers in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. In addition, we have agreed with the underwriters that we will require, as a condition to participating in the exchange offer, participating employees who receive options to purchase our Class A common stock and restricted stock awards of our Class A common stock in the exchange to agree to the foregoing lock-up restrictions, subject to certain exceptions, for a period of 180 days from the date of this prospectus. We may release the securities subject to these lock-up agreements only with the prior written consent of Citi, JPMorgan and Lehman Brothers in their sole discretion. Such release may occur at any time and without notice. See “Underwriting.” In addition, both Intel and Cisco have agreed not to sell their shares of our Class A common stock for a period of one year from their respective stock purchase dates without our consent.

As a result, in addition to the shares being sold in this offering, which may be sold immediately (except to the extent held by our affiliates, as described below), after this lock-up period, shares of common stock held by EMC, shares of our Class A common stock issued in connection with the Intel investment, shares of our Class A common stock purchased by Cisco from EMC, shares of our Class A common stock issued upon the exercise of then outstanding options and shares of restricted Class A common stock will be eligible for sale, subject to the volume, manner of sale and other limitations of Rule 144 and subject to any vesting requirements in respect of stock options and the lapsing of any restrictions on restricted shares.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then outstanding shares of Class A common stock (751,200 shares immediately after this offering and the closing of the Intel investment); or

•

the average weekly trading volume of shares of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. To the extent that shares were acquired from one of our affiliates, such person’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-UNITED STATES STOCKHOLDERS

The following is a general discussion of the anticipated material U.S. federal income and estate tax consequences relating to the ownership and disposition of our Class A common stock by non-United States holders, as defined below, who purchase our Class A common stock in this offering and hold such Class A common stock as capital assets. This discussion is based on currently existing provisions of the Code, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretation thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships and their partners, other pass-through entities and their members, dealers in securities, brokers, U.S. expatriates, holders whose “functional” currency is not the U.S. dollar or persons who have acquired our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment). This discussion does not address the U.S. state and local or non-U.S. tax consequences relating to the ownership and disposition of our Class A common stock.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, the term “non-United States holder” refers to a beneficial owner of our Class A common stock that for U.S. federal income tax purposes is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state or political subdivision thereof or therein, including the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of source thereof; or

(iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable U.S. Treasury Regulations to the treated as a United States person.

An individual may, in many cases, be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, rather than a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Residents are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Class A common stock, we urge you to consult your own tax advisor.

Dividends

We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-United States holder at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-United States holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service, or IRS, documentation or (ii) the dividends are effectively connected with a non-United States holder’s conduct of a trade or business in the United States, or where a treaty provides the dividends are attributable to a U.S. permanent establishment of such non-United States holder, and the non-United States holder provides to us or such agent proper IRS documentation. In the latter case, such non-United States holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-United States holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-United States holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-United States holder may obtain a refund of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-United States holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our Class A common stock unless (i) such non-United States holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-United States holder’s conduct of a trade or business in the United States, or where a tax treaty provides, the gain is attributable to a U.S. permanent establishment of such non-United States holder, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such non-United States holder held our Class A common stock.

We do not believe that we have been, are currently or are likely to be a U.S. real property holding corporation for U.S. federal income tax purposes. If we were to become a U.S. real property holding corporation, so long as our common stock is regularly traded on an established securities market and continue to be traded, a non-United States holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of Class A common stock only if such non-United States holder actually or constructively owned more than 5% of our Class A common stock during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such non-United States holder held our Class A common stock.

Special rules may apply to non-United States holders, such as controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-United States holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

Information reporting may apply to payments made to a non-United States holder on or with respect to our Class A common stock. Backup withholding tax (at the then applicable rate) may also apply to payments made to a non-United States holder on or with respect to our Class A common stock, unless the non-United States holder certifies as to it status as a non-United States holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-United States holder will be allowed as a refund or a credit against such non-United States holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc. are acting as the representatives of the underwriters named below and, together with Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc., are acting as joint book-running managers of this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.	8,250,000
J.P. Morgan Securities Inc.	6,270,000
Lehman Brothers Inc.	6,270,000
Credit Suisse Securities (USA) LLC	2,970,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,970,000
Deutsche Bank Securities Inc.	1,650,000
Banc of America Securities LLC	990,000
Bear, Stearns & Co. Inc.	990,000
UBS Securities LLC	990,000
Wachovia Capital Markets, LLC	990,000
A.G. Edwards & Sons, Inc.	330,000
HSBC Securities (USA) Inc.	330,000

Total	33,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.87 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our Class A common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 4,950,000 additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our directors and executive officers, EMC, Intel Capital and Cisco have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citi, JPMorgan and Lehman Brothers, offer, sell, contract to sell, pledge or otherwise dispose (including by effective economic disposition) of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act in respect of, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, or publicly announce an intention to effect any such transaction. The foregoing agreement does not apply to (a) the shares of Class A common stock to be sold in this offering; (b) the filing of any registration statement on Form S-8 by us in respect of the Class A common stock or securities convertible into, or exercisable or exchangeable for, the Class A common stock; (c) offers, sales, contracts to sell, the issuance of or the registration of Class A common stock or securities convertible into, or exercisable or exchangeable for, the Class A common stock pursuant to an equity-based compensation plan of ours in effect at the time of the offering; (d) offers, sales, contracts to sell, the issuance of or the registration of Class A common stock by us as consideration for one or more acquisitions, provided that (i) the acquirer of such Class A common stock agrees to be subject to a lock-up agreement in the same form as agreed to by us, and (ii) the aggregate number of shares of Class A common stock issued or agreed to be issued by us in all such acquisitions (measured as of the date of the applicable acquisition agreement) does not exceed 19 million shares of Class A common stock; or (e) transfers of Class A common stock or securities convertible into, or exercisable or exchangeable for, Class A common stock by any person other than EMC or us by gift, donation to a charitable organization or transfer to a trust for the benefit of the transferring person or his immediate family, provided the recipient in each case agrees to be bound by the terms of the lock-up in the same form as agreed to by the transferring person, or transfers by will or the laws of descent and distribution. Citi, JPMorgan and Lehman Brothers, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. In addition, we have agreed with the underwriters that we will require, as a condition to participating in the exchange offer, participating employees who receive options to purchase our Class A common stock and restricted stock awards of our Class A common stock in the exchange to agree to the foregoing lock-up restrictions, subject to the foregoing exceptions, for a period of 180 days from the date of this prospectus. We may release the securities subject to these lock-up agreements only with the prior written consent of Citi, JPMorgan and Lehman Brothers in their sole discretion. Such release may occur at any time and without notice.

The 180-day lock-up period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event, unless Citi, JPMorgan and Lehman Brothers waive this extension in their sole discretion.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state. This EEA selling restriction is in addition to any other selling restrictions set out below.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

The offering of the shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”) or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares or distribution of copies of this prospectus or any other document relating to the shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the relevant implementing measure of the Prospectus Directive.

Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “VMW.”

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by VMware
	No Exercise	Full Exercise
Per share	$1.595	$1.595
Total	$52,635,000	$60,530,250

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of our Class A common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short positions involve either purchases of the common stock in the open market after the distribution has been competed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the exchange on which we are listed or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering, other than underwriting discounts, will be approximately $7.0 million. The underwriters have agreed to reimburse us for certain of these expenses up to $190,000.

The underwriters have performed investment banking and advisory services for EMC from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us and EMC in the ordinary course of their business.

A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third-party vendor or by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders. Other than the prospectus in electronic format, the information on such website is not part of the prospectus.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Selected legal matters with respect to the validity of the Class A common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. The underwriters are represented by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

The financial statements as of December 31, 2006 and 2005, for each of the two years in the period ended December 31, 2006 and for the period from January 9, 2004 to December 31, 2004, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act with respect to the Class A common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the Class A common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are summaries of the terms of such contracts and documents. We encourage you to read the contracts or documents filed as exhibits to the registration statement. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we intend to file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above.

VMWARE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at March 31, 2007 (unaudited), December 31, 2006 and 2005	F-3

Consolidated Income Statements for the three months ended March 31, 2007 and 2006 (unaudited), for the years ended December 31, 2006 and 2005 and for the period from January 9, 2004 to December 31, 2004

F-4

Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006 (unaudited), for the years ended December 31, 2006 and 2005 and for the period from January 9, 2004 to December 31, 2004

F-5

Consolidated Statements of Stockholder’s Equity (Deficit) for the three months ended March 31, 2007 (unaudited), for the years ended December 31, 2006 and 2005 and for the period from January 9, 2004 to December 31, 2004

F-6

Notes to Consolidated Financial Statements	F-7

Schedule:

Schedule II—Valuation and Qualifying Accounts	F-37

Note: All other financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of VMware, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholder’s equity (deficit) and cash flows present fairly, in all material respects, the financial position of VMware, Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, and for the period from January 9, 2004 to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed on page F-37 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

/s/ PricewaterhouseCoopers LLP

San Jose, California

April 17, 2007, except for Note A—Revision of Financial

Statement Presentation, as to which

the date is July 5, 2007

VMware, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	March 31, 2007	December 31,
		2006	2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$258,468	$176,134	$38,653
Accounts receivable, less allowance for doubtful accounts of $2,527 (unaudited), $2,139 and $1,589, respectively	146,892	193,710	96,481
Due from EMC, net	58,423	2,245	—
Deferred income taxes	34,424	27,656	20,867
Other current assets	21,396	22,686	5,973

Total current assets	519,603	422,431	161,974
Furniture, fixtures and equipment, net	58,478	48,675	19,341
Other assets, net	50,731	49,912	26,092
Deferred tax asset	17,797	20,935	6,407
Intangible assets, net	37,230	43,515	59,737
Goodwill	560,478	560,482	526,252

Total assets	$1,244,317	$1,145,950	$799,803

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$42,259	$44,227	$12,465
Accrued expenses	104,281	103,321	42,417
Due to EMC, net	—	—	46,403
Income taxes payable to EMC, current portion	107,495	87,598	63,273
Deferred revenue, current portion	262,120	242,603	131,614

Total current liabilities	516,155	477,749	296,172
Note payable to EMC (see Note M)	800,000	800,000	—
Income taxes payable to EMC, net of current portion	5,903	4,522	1,810
Deferred revenue, net of current portion	78,134	63,912	16,842
Deferred tax liability	27,618	30,579	31,150
Commitments (see Note H)
Stockholder’s equity (accumulated deficit):
Series preferred stock, par value $.01; authorized 100,000 share; no shares outstanding	—	—	—
Class A common stock, par value $.01; authorized 2,500,000 shares; issued and outstanding 32,500 shares at March 31, 2007 (unaudited), December 31, 2006 and 2005	325	325	325
Class B convertible common stock, par value $.01; authorized 1,000,000 shares; issued and outstanding 300,000 shares at March 31, 2007 (unaudited), December 31, 2006 and 2005	3,000	3,000	3,000
Additional paid-in capital	6,239	—	560,649
Deferred compensation	—	—	(110,145)
(Accumulated deficit)	(193,057)	(234,137)	—

Total stockholder’s equity (deficit)	(183,493)	(230,812)	453,829

Total liabilities and stockholder’s equity (deficit)	$1,244,317	$1,145,950	$799,803

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.

CONSOLIDATED INCOME STATEMENTS

(in thousands, except per share amounts)

	For the Three Months Ended March 31,		For the Year Ended December 31,		For the Period from January 9, 2004 to December 31, 2004
	2007	2006	2006	2005
	(unaudited)
Revenues:
License	$169,557	$90,300	$491,902	$287,006	$178,873
Services	89,138	38,777	212,002	100,068	39,883

	258,695	129,077	703,904	387,074	218,756
Costs of revenues:
Cost of license revenues	20,556	12,405	59,202	40,340	32,811
Cost of services revenues	23,468	9,599	64,180	24,852	12,625

	44,024	22,004	123,382	65,192	45,436

Gross profit	214,671	107,073	580,522	321,882	173,320
Operating expenses:
Research and development	54,958	22,335	148,254	72,561	43,900
Sales and marketing	86,707	42,566	238,327	124,964	59,976
General and administrative	26,624	11,847	69,602	30,762	19,037
In-process research and development	—	—	3,700	—	15,200

Operating income	46,382	30,325	120,639	93,595	35,207
Investment income	2,977	340	3,271	3,077	53
Other income (expense), net	59	(348)	(1,363)	(1,332)	(110)

Income before taxes	49,418	30,317	122,547	95,340	35,150
Income tax provision	8,338	9,981	36,832	28,565	18,369

Income before cumulative effect of a change in accounting principle	41,080	20,336	85,715	66,775	16,781
Cumulative effect of a change in accounting principle, net of tax of $0, $108, $108, $0 and $0	—	175	175	—	—

Net income	$41,080	$20,511	$85,890	$66,775	$16,781

Net income per weighted average share, basic for Class A and Class B (amounts for Class A and Class B shares are the same under the two-class method. See note A):
Income per share before cumulative effect of a change in accounting principle	$0.12	$0.06	$0.26	$0.20	$0.05
Cumulative effect of a change in accounting principle	—	—	—	—	—

Net income per share	$0.12	$0.06	$0.26	$0.20	$0.05

Net income per weighted average share, diluted for Class A and Class B (amounts for Class A and Class B shares are the same under the two-class method. See note A):
Income per share before cumulative effect of a change in accounting principle	$0.12	$0.06	$0.26	$0.20	$0.05
Cumulative effect of a change in accounting principle	—	—	—	—	—

Net income per share	$0.12	$0.06	$0.26	$0.20	$0.05

Weighted average shares, basic and diluted for Class A and Class B	332,500	332,500	332,500	332,500	332,500

Unaudited pro forma net income per weighted average share, basic for Class A and Class B (amounts for Class A and Class B shares are the same under the two-class method. See note A):
Income per share before cumulative effect of a change in accounting principle for Class A and Class B	$0.11		$0.24
Cumulative effect of a change in accounting principle for Class A and Class B	—		—

Unaudited pro forma net income per share for Class A and Class B	$0.11		$0.24

Unaudited pro forma net income per weighted average share, diluted for Class A and Class B (amounts for Class A and Class B shares are the same under the two-class method. See note A):
Income per share before cumulative effect of a change in accounting principle for Class A and Class B	$0.11		$0.24
Cumulative effect of a change in accounting principle for Class A and Class B	—		—

Unaudited pro forma net income per share for Class A and Class B	$0.11		$0.24

Unaudited pro forma weighted average shares, basic and diluted for Class A and Class B	358,003		358,003

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Three Months Ended March 31,		For the Year Ended December 31,		For the Period from January 9, 2004 to December 31, 2004
	2007	2006	2006	2005
	(unaudited)
Operating activities:
Net income	$41,080	$20,511	$85,890	$66,775	$16,781
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of a change in accounting principle	—	(175)	(175)	—	—
Depreciation and amortization	21,197	12,568	66,573	39,461	30,188
In-process research and development	—	—	3,700	—	15,200
Stock-based compensation	11,644	6,469	51,226	27,071	19,543
Provision for doubtful accounts	457	316	763	202	1,224
Loss on disposal of fixed assets	106	123	4,488	—	—
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	46,361	13,878	(97,992)	(51,967)	(28,106)
Other assets	(606)	(1,019)	(9,076)	(2,120)	(718)
Due to (from) EMC	(56,178)	5,806	(48,365)	29,252	17,151
Accounts payable	(1,968)	3,516	31,762	7,751	(2,550)
Accrued expenses	960	(1,469)	60,904	20,909	6,237
Income taxes payable to EMC	14,696	5,527	(6,006)	44,062	10,943
Deferred income taxes, net	(6,591)	3,721	(21,888)	(22,683)	7,015
Deferred revenue	33,740	29,854	158,059	79,534	4,756
Other liabilities	—	—	—	—	(3,670)

Net cash provided by operating activities	104,898	99,626	279,863	238,247	93,994

Investing activities:
Additions to furniture, fixtures and equipment	(16,584)	(10,440)	(52,574)	(20,652)	(5,987)
Capitalized software development costs	(6,672)	(12,342)	(32,523)	(21,558)	(8,155)
Business acquisitions, net of cash acquired	4	27	(46,541)	(2,163)	—
Decrease (increase) in restricted cash	688	172	(10,744)	(1,280)	179

Net cash used in investing activities	(22,564)	(22,583)	(142,382)	(45,653)	(13,963)

Financing activities:
Dividends paid to EMC	—	—	—	(190,000)	(92,920)

Net cash used in financing activities	—	—	—	(190,000)	(92,920)

Net increase in cash and cash equivalents	82,334	77,043	137,481	2,594	(12,889)
Cash and cash equivalents at beginning of the period	176,134	38,653	38,653	36,059	48,948

Cash and cash equivalents at end of the period	$258,468	$115,696	$176,134	$38,653	$36,059

Supplemental disclosures of cash flow information
Cash paid for interest	$—	$—	$481	$512	$—
Cash paid for taxes	$254	$6	$64,074	$7,121	$412

Non-cash items:
Dividend declared in the form of a note payable to EMC (see Note M)	$—	$—	$800,000	$—	$—
Fair value of EMC stock options issued in acquisition	$—	$—	$689	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIT)

(in thousands)

	Class A Common Stock		Class B Convertible Common Stock		Additional Paid-in Capital	Deferred Compensation	(Accumulated Deficit)	Stockholder’s Equity (Deficit)
	Shares	Par Value	Shares	Par Value
Acquisition and capitalization of VMware, Inc.	32,500	$325	300,000	$3,000	$657,087	$(47,300)	$—	$613,112
Grants of EMC restricted stock, net of cancellations and withholdings	—	—	—	—	9,119	(9,119)	—	—
Amortization of deferred compensation	—	—	—	—	—	19,543	—	19,543
Benefit from tax sharing arrangement (see Note A)	—	—	—	—	3,766	—	—	3,766
Dividends declared	—	—	—	—	(76,139)	—	(16,781)	(92,920)
Net income	—	—	—	—	—	—	16,781	16,781

Balance, December 31, 2004	32,500	325	300,000	3,000	593,833	(36,876)	—	560,282

Grants of EMC restricted stock, net of cancellations and withholdings	—	—	—	—	103,885	(103,885)	—	—
Amortization of deferred compensation	—	—	—	—	—	30,616	—	30,616
Charge from tax sharing arrangement (see Note A)	—	—	—	—	(13,844)	—	—	(13,844)
Dividends declared	—	—	—	—	(123,225)	—	(66,775)	(190,000)
Net income	—	—	—	—	—	—	66,775	66,775

Balance, December 31, 2005	32,500	325	300,000	3,000	560,649	(110,145)	—	453,829

Cumulative effect of change in accounting principle (see Note I)	—	—	—	—	1,060	—	—	1,060
EMC stock options issued in acquisitions	—	—	—	—	689	—	—	689
Charge from tax sharing arrangement (see Note A)	—	—	—	—	(32,286)	—	—	(32,286)
Stock-based compensation expense	—	—	—	—	60,006	—	—	60,006
Reclassification of deferred compensation	—	—	—	—	(110,145)	110,145	—	—
Dividends declared (see Note M)	—	—	—	—	(479,973)	—	(320,027)	(800,000)
Net income	—	—	—	—	—	—	85,890	85,890

Balance, December 31, 2006	32,500	325	300,000	3,000	—	—	(234,137)	(230,812)

Charge from tax sharing arrangement (see Note A) (unaudited)	—	—	—	—	(6,583)	—	—	(6,583)
Stock-based compensation expense (unaudited)	—	—	—	—	12,822	—	—	12,822
Net income (unaudited)	—	—	—	—	—	—	41,080	41,080

Balance, March 31, 2007 (unaudited)	32,500	$325	300,000	$3,000	$6,239	$—	$(193,057)	$(183,493)

The accompanying notes are an integral part of the consolidated financial statements.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. The Company and Summary of Significant Accounting Policies

Background

VMware, Inc. (“VMware” or the “Company”) is the leading provider of virtualization solutions. VMware’s virtualization solutions represent a pioneering approach to computing that separates the operating system and application software from the underlying hardware to achieve significant improvements in efficiency, availability, flexibility and manageability. VMware’s broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management.

On January 9, 2004, EMC Corporation (“EMC”) acquired all the outstanding capital stock of VMware. The acquisition was accounted for as a purchase. Accordingly, all assets and liabilities were adjusted to their fair market value. For financial statement purposes, the allocation of the purchase price paid by EMC for VMware has been reflected in VMware’s stand-alone financial statements.

The purchase price paid by EMC, net of cash received, was $613.1 million, which consisted of $539.4 million of cash, $72.0 million in fair value of EMC’s stock options and $1.7 million of transaction costs, which primarily consisted of fees paid for financial advisory, legal and accounting services. The fair value of EMC’s stock options issued to VMware employees was estimated using a Black-Scholes option-pricing model. The fair value of the stock options was estimated assuming no expected dividends and the following EMC weighted-average assumptions:

Expected life (in years)	4.0
Expected volatility	60.0%
Risk-free interest rate	2.0%

The intrinsic value allocated to the unvested options issued in the acquisition that had yet to be earned as of the acquisition date was $47.3 million and was initially recorded as deferred compensation in the purchase price allocation. Deferred compensation which related to those earlier awards has been eliminated against additional paid-in capital in conjunction with the adoption of Financial Accounting Standards No. 123 R, “Shared-Based Payments” (“FAS No. 123R”).

The following represents the allocation of the initial purchase price (table in thousands):

Current assets	$18,659
Furniture, fixtures and equipment	2,472
Other long-term assets	1,520
Intangible assets:
Goodwill	527,272
Developed technology (weighted-average useful life of 4.6 years)	93,610
Support and subscription contracts (weighted-average useful life of 9.0 years)	3,950
x86 system vendor contracts (weighted-average useful life of 5.0 years)	5,570
Trademarks and tradenames (weighted-average useful life of 5.0 years)	7,580
Non-solicitation agreements (weighted-average useful life of 3.0 years)	40
Acquired in-process research and development (“IPR&D”)	15,200

Total intangible assets	653,222
Deferred compensation	47,300
Current liabilities	(85,054)
Deferred income taxes	(21,337)
Long-term liabilities	(3,670)

Total purchase price	$613,112

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In determining the purchase price allocation, EMC considered, among other factors, its intention to use the acquired assets, historical demand and estimates of future demand of VMware’s products and services. The fair value of intangible assets was primarily based upon the income approach. The rate used to discount the net cash flows to their present values was based upon a weighted average cost of capital of 14%. The discount rate was determined after consideration of market rates of return on debt and equity capital, the weighted average return on invested capital and the risk associated with achieving forecast sales related to the technology and assets acquired from VMware.

The total weighted-average amortization period for the intangible assets subject to amortization is 4.8 years. The intangible assets are being amortized based upon the pattern in which the economic benefits of the intangible assets are being utilized, which in general reflects the cash flows generated from such assets. None of the goodwill is deductible for income tax purposes.

IPR&D of $15.2 million was written off at the date of acquisition because the IPR&D had no alternative uses and had not reached technological feasibility. The value assigned to IPR&D was determined utilizing the income approach by determining cash flow projections relating to the IPR&D projects. The stage of completion of each in-process project was estimated to determine the discount rate to be applied to the valuation of the in-process technology. Based upon the level of completion and the risk associated with in-process technology, a discount rate of 50% was deemed appropriate for valuing the IPR&D.

Prior to the acquisition by EMC, VMware’s fiscal year ended on January 31. In connection with the acquisition, VMware’s fiscal year end was changed to December 31 to conform to EMC’s year end. The results of operations of the predecessor for the first eight days of the new fiscal year ended December 31, 2004 have been excluded from the consolidated financial statements.

EMC currently owns in excess of 99.9% of our common stock. VMware’s certificate of incorporation was amended to authorize shares of Class A and Class B common stock. After a conversion of existing common stock into Class A and Class B common stock, EMC holds 32.5 million shares of Class A common stock and 300.0 million shares of Class B common stock. The ownership rights of Class A and Class B common stockholders are the same except with respect to voting, conversion, certain actions that require the consent of holders of Class B and other protective provisions. Each share of Class B common stock has ten votes while each share of Class A common stock has one vote for all matters to be voted on by stockholders. The capitalization of the Company, including all share and per share data has been retroactively adjusted to reflect the recapitalization.

As discussed in Note M, in April 2007, the Company declared an $800.0 million dividend to EMC payable in the form of a note. The dividend has been given retroactive treatment in the December 31, 2006 consolidated balance sheet.

Basis of Presentation

The financial statements have been derived from the consolidated financial statements and accounting records of EMC using the historical results of operations and historical basis of assets and liabilities for VMware and its wholly owned subsidiaries. The financial statements include expense allocations for certain corporate functions provided to VMware by EMC, including general corporate expenses. These allocations were based on estimates of the level of effort or resources incurred on behalf of VMware. Additionally, certain other costs incurred by EMC for the direct benefit of VMware, such as rent, salaries and benefits have been included in VMware’s financial statements.

Management believes the assumptions underlying the financial statements and the above allocations are reasonable. However, the financial statements included herein may not necessarily reflect results of operations,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial position and cash flows as if VMware had operated as a stand-alone company during all periods presented. Accordingly, historical results of VMware should not be relied upon as an indicator of the future performance of VMware.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of VMware and its subsidiaries. All intercompany transactions and balances between VMware and its subsidiaries have been eliminated.

Unaudited Financial Information

The accompanying consolidated balance sheet as of March 31, 2007, the consolidated statements of income and cash flows for the three months ended March 31, 2007 and 2006 and the consolidated statements of stockholder’s equity for the three months ended March 31, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2007 and 2006. The financial data and other information disclosed in the notes to the financial statements related to the three-month periods are also unaudited. The results of the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ended December 31, 2007 or for any other interim period or for any other future year.

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses during the reporting periods and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition

VMware derives revenue from the licensing of software and related services. VMware recognizes revenue for software products and related services in accordance with the American Institute of Certified Public Accountants’ Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended. VMware recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable.

The following summarizes the major terms of VMware’s contractual relationships with customers and the manner in which VMware accounts for sales transactions.

License revenue.

VMware recognizes revenue from the sale of software when risk of loss transfers, which is generally upon shipment or electronic transfer.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

VMware licenses its software under perpetual licenses through its direct sales force and through its channel of distributors, resellers, x86 system vendors and systems integrators. VMware defers revenue relating to products that have shipped to its channel until its products are sold through the channel. VMware obtains sell-through information from distributors and resellers on a monthly basis. For VMware’s channel partners who do not report sell-through data, VMware determines sell-through based on such distributors’ and certain resellers’ accounts receivable balances and other relevant factors. For x86 system vendors, revenue is recognized in arrears upon the receipt of binding royalty reports.

For all sales, VMware uses either a purchase order or a license agreement and a purchase order as evidence of an arrangement. Sales through distributors and resellers are evidenced by a master license agreement, together with purchase orders on a transaction-by-transaction basis.

The Company’s return policy does not allow end-users to return products for a refund. Certain distributors and resellers may rotate stock when new versions of a product are released. VMware estimates future product returns at the time of sale. VMware’s estimate is based on historical return rates, levels of inventory held by distributors and resellers and other relevant factors.

VMware offers rebates to certain of its channel partners. When rebates are based on the set percentage of actual sales, VMware recognizes the cost of the rebates as a reduction of revenue when the underlying revenue is recognized. When rebates are earned only if a cumulative level of sales is achieved, VMware recognizes the cost of the rebates as a reduction of revenue proportionally for each sale that is required to achieve the target.

VMware also offers marketing development funds to its channel partners. VMware records the cost of the marketing development funds, based on the maximum potential liability, as a reduction of revenue.

Services revenue.

Services revenue consists of software maintenance and professional services.

VMware recognizes maintenance revenues ratably over the contract period.

Professional services include design, implementation and training. Professional services are not considered essential to the functionality of VMware’s products as these services do not alter the product capabilities and may be performed by customers or other vendors. Professional services engagements that have durations of 90 days or less are recognized in revenue upon completion of the engagement. Professional services engagements of more than 90 days for which VMware is able to make reasonably dependable estimates of progress toward completion are recognized on a proportional performance basis based upon the hours incurred. Revenue on all other engagements is recognized upon completion.

Multiple element arrangements.

VMware’s software products are sold with maintenance and/or professional services. VSOE of fair value of professional services is based upon the standard rates VMware charges for such services when sold separately. VSOE for maintenance services is established by the rates charged in stand-alone sales of maintenance contracts or the stated renewal rate for maintenance included in the license agreement. The revenue allocated to software license included in multiple element contracts represents the residual amount of the contract after the fair value of the other elements has been determined.

Customers under maintenance agreements are entitled to receive updates and upgrades on a when-and-if-available basis. In the event upgrades have been announced but not delivered, product revenue is deferred after

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the announcement date until delivery occurs unless the company has established VSOE of fair value for the upgrade. VSOE of fair value of upgrades is established based upon the price set by management. VMware has a history of selling upgrades on a stand-alone basis.

Deferred revenue includes unearned maintenance fees, professional services fees and license fees.

Foreign Currency Translation

The U.S. dollar is the functional currency of VMware’s foreign subsidiaries. Gains and losses from foreign currency transactions are included in other expense, net, and consist of losses of $0.6 million in both 2006 and 2005.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with a maturity of 90 days or less at the time of purchase. Cash equivalents consist of money market funds.

Under the terms of various agreements, VMware had restricted cash of $13.3 million and $2.5 million at December 31, 2006 and 2005, respectively. Of these amounts, $10.2 million and $2.5 million were included in other current assets at December 31, 2006 and 2005, respectively, and $3.1 million was included in other assets, net at December 31, 2006.

Allowance for Doubtful Accounts

VMware maintains an allowance for doubtful accounts for estimated probable losses on uncollectible accounts receivable. The allowance is based upon the creditworthiness of VMware’s customers, historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance account.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation commences upon placing the asset in service and is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Furniture and fixtures	5 years
Equipment	2 to 5 years
Leasehold improvements	Shorter of lease term or useful life

Upon retirement or disposition, the asset cost and related accumulated depreciation are removed with any gain or loss recognized in the income statement. Repair and maintenance costs, including planned maintenance, are expensed as incurred.

Research and Development and Capitalized Software Development Costs

Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Technological feasibility is defined as the earlier of the completion of a detail program design or a working model. Such costs include salaries and benefits, including stock-based compensation, consultants, facilities-related costs, equipment costs, and depreciation. Software development costs incurred subsequent to establishing technological feasibility through the general release of the software

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

products are capitalized. Capitalized costs are amortized over periods ranging from 18 to 24 months, which represent the products’ estimated useful lives. Unamortized software development costs were $46.1 million (unaudited), $46.5 million and $25.8 million at March 31, 2007 and December 31, 2006 and 2005, respectively, and are included in other assets, net. Amortization expense was $8.0 million (unaudited), $2.8 million (unaudited), $22.3 million, $6.2 million and $1.3 million for the three months ended March 31, 2007 and 2006, and for the years ended December 31, 2006, 2005 and 2004, respectively. Amounts capitalized were $7.6 million (unaudited), $17.7 million (unaudited), $43.0 million, $25.1 million and $8.2 million for the three months ended March 31, 2007 and 2006, and for the years ended December 31, 2006, 2005 and 2004, respectively.

Long-lived Assets

Purchased intangible assets, other than goodwill, are amortized over their estimated useful lives which range from three to nine years. Goodwill is carried at its historical cost.

VMware periodically reviews long-lived assets for impairment in accordance with SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets”. VMware initiates reviews for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value.

VMware tests goodwill for impairment in accordance with SFAS No. 142 “Goodwill and other Intangible Assets,” in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Advertising

Advertising production costs are expensed as incurred. Advertising expense was $1.6 million, $0.9 million and $0.3 million in 2006, 2005 and 2004, respectively.

Income Taxes

Income taxes as presented herein are calculated on a separate tax return basis, although VMware is included in the consolidated tax return of EMC. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

VMware does not provide for a U.S. income tax liability on undistributed earnings of VMware’s foreign subsidiaries. The earnings of non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, are currently indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax.

The difference between the income taxes payable that is calculated on a separate return basis and the amount actually paid to EMC pursuant to VMware’s tax sharing agreement is presented as a component of additional paid-in capital.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sales Taxes

Sales and other taxes collected from customers and subsequently remitted to government authorities are recorded as accounts receivable with a corresponding offset to sales tax payable. The balances are removed from the consolidated balance sheet as cash is collected from the customer and as remitted to the tax authority.

Earnings Per Share

Through March 31, 2007, VMware had 32.5 million shares of Class A common stock and 300.0 million shares of Class B common stock outstanding. There is no difference between basic and diluted earnings per share because there were no outstanding options to purchase shares of VMware common stock or other potentially dilutive securities outstanding. For purposes of calculating earnings per share, the Company uses the two-class method. Because both classes share the same rights in dividends, basic and diluted earnings per share was the same for both classes. In connection with the IPO, eligible employees will be offered the right to exchange equity instruments held in EMC’s common stock for equity instruments of VMware’s common stock, and certain employees will be awarded stock option grants to purchase shares of VMware’s common stock.

Unaudited pro forma per share data gives effect, in the weighted average shares used in the calculation, to the additional 25.5 million shares, which, when multiplied by the offering price of $29.00 per share and after giving effect to a pro rata allocation of offering costs, would have been required to be issued to generate proceeds sufficient to pay the portion of the $800.0 million dividend declared in April 2007 (see Note M) that exceeded the most recent twelve months’ earnings.

Comprehensive Income

Comprehensive income is equal to net income.

Concentrations of Risks

Financial instruments which potentially subject VMware to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk. VMware places cash and cash equivalents in money market funds and limit the amount of investment with any one issuer.

VMware provides credit to distributors, resellers and certain end-user customers in the normal course of business. Credit is generally extended to new customers based upon industry reputation or a credit evaluation. Credit is extended to existing customers based on ongoing credit evaluations, prior payment history and demonstrated financial stability.

Two distributors accounted for 28% and 11%, respectively, of VMware’s accounts receivable balance as of December 31, 2006. Two distributors accounted for 30% and 11%, respectively, of VMware’s accounts receivable balance as of December 31, 2005. One of these distributors accounted for 29%, 30% and 27% of revenues in 2006, 2005 and 2004, respectively.

Accounting for Stock-Based Compensation

VMware employees have been granted stock options for and restricted stock awards of EMC’s common stock. On January 1, 2006, FAS No. 123R became effective. The standard requires recognizing compensation

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

costs for all share-based payment awards made to employees based upon the awards’ estimated grant date fair value. The standard covers employee stock options, restricted stock and employee stock purchases related to employee stock purchase plans. Additionally, VMware applied the provisions of the SEC’s Staff Accounting Bulletin No. 107 on Share-Based Payment to VMware’s adoption of FAS No. 123R. Previously, VMware elected to account for these share-based payment awards under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). Although the equity awards have been made for grants in EMC’s common stock, for purposes of presentation within these financial statements, the compensation related to these equity grants has been included as a component of stockholder’s equity.

FAS No. 123R was adopted using the modified prospective transition method which does not result in the restatement of results from prior periods, and, accordingly, the results of operations for the year ended December 31, 2006 and future periods will not be comparable to the historical results of operations of VMware.

Under the modified prospective transition method, FAS No. 123R applies to new equity awards and to equity awards modified, repurchased or canceled after the adoption date. Additionally, compensation cost for the portion of awards granted prior to the adoption date for which the requisite service has not been rendered as of the adoption date is recognized as the requisite service is rendered. The compensation cost for that portion of awards is based on the grant-date fair value of those awards as calculated in the prior period pro forma disclosures under FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS No. 123”) as reported by EMC. The compensation cost for those earlier awards is attributed to periods beginning on or after the adoption date using the attribution method that was used under FAS No. 123, which was the straight-line method. Instead of recognizing forfeitures only as they occur, VMware now estimates an expected forfeiture rate which is utilized to determine VMware’s expense. Deferred compensation which related to those earlier awards has been eliminated against additional paid-in capital in conjunction with the adoption of FAS No. 123R.

For stock options, VMware has utilized the Black-Scholes option-pricing model to determine the fair value of VMware’s stock option awards. For stock options and restricted stock, VMware recognizes compensation cost on a straight-line basis over the awards’ vesting periods for those awards which contain only a service vesting feature.

In connection with the IPO, VMware and EMC conducted an exchange offer enabling eligible VMware employees to exchange their options to acquire EMC common stock for options to acquire VMware common stock and to exchange restricted stock awards of EMC’s common stock for restricted stock awards of VMware’s common stock based on a formulaic exchange ratio which was determined by dividing the two-day volume-weighted average price of EMC’s common stock for the last two full days of the exchange offer by the initial public offering price of VMware’s Class A common stock. The exchange offer expired on the date of the pricing of the offering. The exchange offer was structured to generally retain the intrinsic value of the tendered EMC securities. The number of VMware options received in exchange for EMC options was determined by multiplying the number of tendered EMC options by the exchange ratio. The exercise price of the VMware options received in exchange was the exercise price of the tendered EMC options divided by the exchange ratio. The number of shares of VMware restricted stock received in exchange for EMC restricted stock was determined by multiplying the number of tendered EMC restricted shares by the exchange ratio. The exchange offer will likely result in a reduction in diluted earnings per share due to the future inclusion of the potential VMware common shares.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revision of Financial Statement Presentation

The Company has revised its prior presentation of the cumulative effect of adopting the provisions of FAS No. 123R to now present the impact of recording the pro forma balance sheet amounts related to capitalized software costs as a credit to additional paid-in capital at January 1, 2006 as opposed to as a cumulative effect of accounting change that impacted net income. The effect of this change was immaterial to the consolidated financial statements and reduced net income for the full year 2006 and the three-months ended March 31, 2006 by $1,060,000 and increased additional paid-in capital at January 1, 2006 by the same amount. This change had no impact on the previously reported income before cumulative effect of a change in accounting principle or on cash flows from operating, financing or investing activities.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. VMware adopted FIN No. 48 on January 1, 2007, and it did not have a material impact on our financial statements.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS No. 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively, except in the case of a limited number of financial instruments that require retrospective application. VMware is currently evaluating the potential impact of FAS No. 157 on VMware’s financial position and results of operations.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS 115” (“FAS No. 159”). The new statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. VMware is currently evaluating the potential impact of FAS No. 159 on VMware’s financial position and results of operations.

B. Business Acquisitions, Goodwill and Intangible Assets

In June 2006, VMware acquired all of the outstanding capital stock of Akimbi Systems, Inc. (“Akimbi”), a developer of software that builds upon and leverages virtualization technology to improve the efficiency and effectiveness of enterprise application development operations and the IT organizations that support them. Through the acquisition of Akimbi, VMware’s capabilities for virtualizing information by providing virtualization solutions to the development and test environments have been enhanced.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price, net of cash received, was $47.3 million, which consisted of $45.9 million of cash, $0.7 million in fair value of EMC’s stock options and $0.7 million of transaction costs, which primarily consisted of fees incurred by VMware for financial advisory, legal and accounting services. The fair value of EMC’s stock options issued to employees of Akimbi was estimated using a Black-Scholes option-pricing model. The fair value of the stock options was estimated assuming no expected dividends and the following weighted-average assumptions:

Expected life (in years)	2.5
Expected volatility	35.0%
Risk-free interest rate	5.0%

The consolidated financial statements include the results of Akimbi from the date of acquisition. The purchase price has been allocated to the tangible and identifiable intangible assets acquired and the liabilities assumed based on estimated fair values as of the acquisition date.

The following represents the allocation of the purchase price (table in thousands):

Current assets	$410
Furniture, fixtures and equipment	527
Other long-term assets	24
Intangible assets:
Goodwill	34,254
Developed technology (weighted-average useful life of 5.0 years)	9,300
IPR&D	3,700

Total intangible assets	47,254
Current liabilities	(546)
Deferred income tax liability	(380)

Total purchase price	$47,289

In determining the purchase price allocation, VMware considered, among other factors, VMware’s intention to use the acquired assets and historical and estimated future demand of Akimbi’s products. The fair value of intangible assets was primarily based upon the income approach. The rate used to discount the net cash flows to their present values was based upon a weighted average cost of capital of 25%. The discount rate was determined after consideration of market rates of return on debt and equity capital, the weighted average return on invested capital and the risk associated with achieving forecasted sales related to the technology and assets acquired from Akimbi.

The amortization period for the developed technology is 5.0 years. The developed technology is being amortized based upon the pattern in which the economic benefits of the asset is being utilized, which in general reflects the cash flows generated from the asset. None of the goodwill is deductible for income tax purposes.

The IPR&D of $3.7 million was written off at the date of acquisition because it was determined that the IPR&D had no alternative uses and had not reached technological feasibility. The value assigned to IPR&D was determined utilizing the income approach by determining cash flow projections relating to the identified IPR&D project. The stage of completion for the in-process project was estimated to determine the discount rates to be applied to the valuation of the in-process technology. Based upon the level of completion and the risk associated with in-process technology, VMware applied a discount rate of 35% to value the project.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible Assets

Intangible assets, excluding goodwill as of December 31, 2006 and 2005, consist of (tables in thousands):

2006 Category	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	$102,910	$(70,684)	$32,226
Trademarks and tradenames	7,580	(3,200)	4,380
Customer relationships and customer lists	5,290	(1,774)	3,516
Other	5,660	(2,267)	3,393

Total intangible assets, excluding goodwill	$121,440	$(77,925)	$43,515

2005 Category	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	$93,610	$(48,845)	$44,765
Trademarks and tradenames	7,580	(1,736)	5,844
Customer relationships and customer lists	5,290	(809)	4,481
Other	5,660	(1,013)	4,647

Total intangible assets, excluding goodwill	$112,140	$(52,403)	$59,737

Amortization expense on intangibles was $25.5 million, $26.1 million and $26.3 million in 2006, 2005 and 2004, respectively. As of December 31, 2006, amortization expense on intangible assets for the next five years is expected to be as follows (table in thousands):

2007	$25,150
2008	12,344
2009	3,465
2010	1,807
2011	397

Total	$43,163

Changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 consist of the following (table in thousands):

	2006	2005
Balance, beginning of the year	$526,252	$525,479
Goodwill acquired	34,258	4,644
Finalization of purchase price allocations	(28)	(3,871)

Balance, end of the year	$560,482	$526,252

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C. Other Current Assets

Other current assets consists of (table in thousands):

	March 31, 2007	December 31, 2006	December 31, 2005
	(unaudited)
Restricted cash	$10,002	$10,173	$2,515
Prepaid expenses	6,975	7,337	2,522
Other receivables	4,232	4,950	492
Other	187	226	444

	$21,396	$22,686	$5,973

D. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consists of (table in thousands):

	March 31, 2007	December 31, 2006	December 31, 2005
	(unaudited)
Furniture and fixtures	$5,139	$1,338	$99
Equipment	71,256	57,321	23,677
Improvements	16,721	11,456	2,758
Construction in progress	3,602	9,942	5,660

	96,718	80,057	32,194
Accumulated depreciation	(38,240)	(31,382)	(12,853)

	$58,478	$48,675	$19,341

Depreciation expense was $6.9 million (unaudited), $3.5 million (unaudited), $18.7 million, $7.2 million and $2.6 million for the three months ended March 31, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004, respectively.

E. Accrued Expenses

Accrued expenses consist of (table in thousands):

	March 31, 2007	December 31, 2006	December 31, 2005
	(unaudited)
Salaries and benefits	$42,256	$45,576	$20,720
Accrued rebates	31,365	28,655	7,891
Other	30,660	29,090	13,806

	$104,281	$103,321	$42,417

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

F. Income Taxes

VMware’s provision for income taxes consists of (table in thousands):

	Years Ended December 31,		Period from January 9, 2004 to December 31, 2004
	2006	2005
Federal:
Current	$53,101	$47,088	$11,021
Deferred	(20,083)	(20,840)	5,957

	33,018	26,248	16,978

State:
Current	3,096	2,942	(214)
Deferred	(2,184)	(1,653)	1,058

	912	1,289	844

Foreign:
Current	2,902	1,028	547
Deferred	—	—	—

	2,902	1,028	547

Total provision for income taxes	$36,832	$28,565	$18,369

A reconciliation of VMware’s income tax provision to the statutory federal tax rate is as follows:

	Years Ended December 31,				Period from January 9, 2004 to December 31, 2004
	2006		2005
Statutory federal tax rate	35.0%		35.0%		35.0%
State taxes, net of federal benefit	0.7%		1.4%		2.4%
Tax rate differential for international jurisdictions	(21.0%	)	(16.7%	)	(12.4%	)
U.S. tax credits	(4.9%	)	(3.9%	)	(8.0%	)
Permanent items, including Subpart F Income, non-deductible stock-based compensation expenses and IPR&D charges	20.8%		16.1%		38.7%
Other	(0.5%	)	(1.9%	)	(3.4%	)

Effective tax rate	30.1%		30.0%		52.3%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the current and non-current deferred tax assets are as follows (table in thousands):

	December 31, 2006		December 31, 2005
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Current:
Accounts receivable	$630	$—	$604	$—
Accrued expenses	9,402	—	3,460	—
Deferred revenue	16,778	—	16,740	—
Net operating loss carryforwards	846	—	63	—

Total current	27,656	—	20,867	—

Non-current:
Property, plant and equipment, net	2,749	—	1,007	—
Intangible and other assets, net	—	(30,579)	—	(31,150)
Deferred revenue	15,698	—	5,400	—
Credit carryforwards	612	—	—	—
Net operating loss carryforwards	1,876	—	—	—

Total non-current	20,935	(30,579)	6,407	(31,150)

Total deferred tax assets and liabilities	$48,591	$(30,579)	$27,274	$(31,150)

VMware has federal net operating loss carryforwards of $7.0 million from acquisitions in 2005 and 2006. These carryforwards expire at different periods through 2026. Portions of these carryforwards are subject to annual limitations, including Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. tax purposes. VMware expects to be able to fully use these net operating losses against future income.

Deferred income taxes have not been provided on basis differences related to investments in foreign subsidiaries. These basis differences were approximately $12.9 million and $0.5 million at December 31, 2006 and 2005, respectively, and consisted of undistributed earnings permanently invested in these entities. The unrecognized deferred tax liability associated with these unremitted earnings is approximately $4.4 million and $0.1 million as of December 31, 2006 and 2005, respectively. Income before income taxes from foreign operations for 2006, 2005 and 2004 was $82.0 million, $48.5 million and $14.0 million, respectively.

The difference between the income taxes payable that is calculated on a separate return basis and the amount actually paid to EMC pursuant to VMware’s tax sharing agreement is presented as a component of additional paid-in capital. These differences resulted in an increase of additional paid-in capital of $3.8 million in 2004 and a decrease in additional paid-in capital of $13.8 million and $32.3 million in 2005 and 2006, respectively.

VMware adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”), at the beginning of fiscal year 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. VMware had no changes to the amount of its income tax payable as a result of implementing FIN No. 48. Prior to

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the adoption of FIN No. 48, VMware’s policy was to classify accruals for uncertain positions as a current liability unless it was highly probable that there would not be a payment or settlement for such identified risks for a period of at least a year. VMware reclassified $4.5 million of income tax liabilities from current to non-current liabilities because a cash settlement of these liabilities is not anticipated within one year of the balance sheet date.

As of January 1, 2007, we had $4.4 million of unrecognized tax benefits; if recognized, all of this amount would be recognized as a reduction of income tax expense impacting the effective income tax rate. This amount did not change significantly during the three months ended March 31, 2007. We are subject to U.S. federal income tax and various state, local and international income taxes in numerous jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file.

We have substantially concluded all U.S. federal income tax matters for years through 2004. The U.S. federal income tax audit for 2005 and 2006 is scheduled to commence in June 2007, and we have income tax audits in progress in numerous state, local and international jurisdictions in which we operate. In our international jurisdictions that comprise a significant portion of our operations, the years that may be examined vary, with the earliest year being 2003. Based on the outcome of examinations of VMware, the result of the expiration of statutes of limitations for specific jurisdictions or the result of ruling requests from taxing authorities, it is reasonably possible that the related unrecognized tax benefits could change from those recorded in our statement of financial position. It is possible that one or more of these audits may be finalized within the next 12 months. However, based on the status of examinations, and the protocol of finalizing audits, it is not possible to estimate the impact of such changes, if any, to our previously recorded uncertain tax positions.

We recognize interest expense and penalties related to income tax matters in income tax expense. In addition to the unrecognized tax benefits noted above, we had accrued $0.1 million of interest as of January 1, 2007. The amount did not change significantly during the three months ended March 31, 2007.

G. 401(k) Plan

VMware employees participate in EMC’s 401(k) plan. VMware matches pre-tax employee contributions up to 6% of eligible compensation during each pay period (subject to the $750 maximum match each quarter). Matching contributions are immediately 100% vested. VMware contributions for employees were $3.1 million in 2006, $2.0 million in 2005 and $0.9 million in 2004.

Employees may elect to invest their contributions in a variety of funds, including an EMC stock fund. The 401(k) plan limits an employee’s maximum investment allocation in the EMC stock fund to 30% of his or her total contribution. The matching contribution mirrors the investment allocation of the employee’s contribution.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

H. Commitments and Contingencies

Operating Lease Commitments

VMware leases office facilities and equipment under various operating leases. Facility leases generally include renewal options. Rent expense for 2006, 2005 and 2004 was $14.0 million, $5.8 million and $3.8 million, respectively.

VMware’s future lease commitments are as follows (table in thousands):

2007	$13,562
2008	8,966
2009	7,864
2010	7,617
2011	6,632
Thereafter	253,442

Total minimum lease payments	$298,083

Outstanding Obligations

At December 31, 2006 VMware had outstanding purchase orders aggregating $46.7 million. While the purchase orders are generally cancelable without penalty, certain vendor agreements provide for percentage-based cancellation fees or minimum restocking charges based on the nature of the product or service. In addition, VMware had outstanding construction contracts for VMware’s new headquarter facilities aggregating $77.6 million at December 31, 2006. EMC currently reimburses VMware for the costs VMware incurs under these contracts and will continue to do so through the date of VMware’s initial public offering, at which time VMware will purchase the facilities from EMC. Total costs incurred through December 31, 2006 were $63.5 million. There will be additional costs incurred through the initial public offering date.

Guarantees and Indemnification Obligations

VMware enters into agreements in the ordinary course of business with, among others, customers, distributors, resellers, x86 system vendors and systems integrators. Most of these agreements require VMware to indemnify the other party against third-party claims alleging that a VMware product infringes or misappropriates a patent, copyright, trademark, trade secret and/or other intellectual property right. Certain of these agreements require VMware to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions of VMware, its employees, agents or representatives.

VMware has agreements with certain vendors, financial institutions, lessors and service providers pursuant to which VMware has agreed to indemnify the other party for specified matters, such as acts and omissions of VMware, its employees, agents or representatives.

VMware has procurement or license agreements with respect to technology that is used in VMware’s products and agreements in which VMware obtains rights to a product from an x86 system vendor. Under some of these agreements, VMware has agreed to indemnify the supplier for certain claims that may be brought against such party with respect to VMware’s acts or omissions relating to the supplied products or technologies.

VMware has agreed to indemnify the directors and officers of VMware and VMware’s subsidiaries, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or officer.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with certain acquisitions, VMware has agreed to indemnify the current and former directors, officers and employees of the acquired company in accordance with the acquired company’s by-laws and charter in effect immediately prior to the acquisition or in accordance with indemnification or similar agreements entered into by the acquired company and such persons. VMware has maintained the acquired company’s directors’ and officers’ insurance, which should enable VMware to recover a portion of any future amounts paid.

Based upon VMware’s historical experience and information known as of December 31, 2006, VMware believes liability on the above guarantees and indemnities at December 31, 2006 is insignificant.

Litigation

VMware is a party to various legal proceedings which VMware considers routine and incidental to VMware’s business. Management does not expect the results of any of these proceedings to have a material adverse effect on VMware’s business, results of operations or financial condition.

I. Stockholder’s Equity

Common Stock

Following this offering, VMware will have two classes of authorized common stock: Class A common stock and Class B common stock.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of VMware’s Class A common stock and Class B common stock are entitled to receive dividends, out of assets legally available, sharing equally in all such dividends on a per share basis, at the times and in the amounts that VMware’s board of directors may determine from time to time.

Conversion Rights

Each share of Class B common stock is convertible while held by EMC or its successor-in-interest at the option of EMC or its successor-in-interest into one share of Class A common stock. If VMware’s Class B common stock is distributed to security holders of EMC in a transaction (including any distribution in exchange for shares of EMC’s or its successor-in-interest’s common stock or other securities) intended to qualify as a distribution under Section 355 of the Code, or any corresponding provision of any successor statute, shares of VMware’s Class B common stock will no longer be convertible into shares of Class A common stock. Prior to any such distribution, all shares of Class B common stock will automatically be converted into shares of Class A common stock upon the transfer of such shares of Class B common stock by EMC other than to any of EMC’s successors or any of its subsidiaries (excluding VMware). If such a distribution has not occurred, each share of Class B common stock will also automatically convert at such time as the number of shares of common stock owned by EMC or its successor-in-interest falls below 20% of the outstanding shares of VMware’s common stock. Following any such distribution, VMware may submit to its stockholders a proposal to convert all outstanding shares of Class B common stock into shares of Class A common stock, provided that VMware has received a favorable private letter ruling from the Internal Revenue Service satisfactory to EMC to the effect that the conversion will not affect the intended tax treatment of the distribution. In a meeting of VMware stockholders called for this purpose, the holders of VMware Class A common stock and VMware Class B common stock will be entitled to one vote per share and, subject to applicable law, will vote together as a single class and neither class of common stock will be entitled to a separate class vote. All conversions will be effected on a share-for-share basis.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Voting Rights

Except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to 10 votes per share on all matters to be voted on by VMware’s stockholders and except with respect to the election of directors, conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus, the holders of Class A common stock and Class B common stock have identical rights. The holders of VMware Class B common stock, voting separately as a class, are entitled to elect 80% of the total number of directors on VMware’s board of directors which it would have if there were no vacancies on the board of directors at the time. Subject to any rights of any series of preferred stock to elect directors, the holders of VMware Class A common stock and the holders of VMware Class B common stock, voting together as a single class, are entitled to elect the remaining directors, which at no time will be less than one director. In any such election, the holders of Class A common stock and the holders of Class B common stock are entitled to one vote per share. In the event that the rights of any series of preferred stock would preclude the holders of VMware Class A common stock and the holders of VMware Class B common stock, voting together as a single class, from electing at least one director, the board of directors will increase the number of directors prior to the issuance of that preferred stock to the extent necessary to allow these stockholders to elect at least one director. Generally, all other matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast at a meeting by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Additionally, following a distribution of VMware Class B common stock to security holders of EMC, any person or group that beneficially owns 10% or more of the Class B common stock will not have any right to vote their shares of Class B common stock in the election of directors unless that person or group of persons also beneficially owns at least an equivalent percentage of VMware Class A common stock with two exceptions:

•	where such person or group obtains the consent of VMware’s board of directors prior to acquiring beneficial ownership of at least 5% of VMware’s common stock; or

•

where such person or group acquires beneficial ownership of at least 5% of VMware’s common stock solely as a result of a distribution of Class B common stock to EMC stockholders and, prior to acquiring one additional share of Class B common stock, such person or group obtains the consent of VMware’s board of directors.

No Preemptive or Redemption Rights

VMware’s Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon VMware’s liquidation, dissolution or winding-up, the holders of VMware’s Class A common stock and Class B common stock are entitled to share equally in all of VMware’s assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Approval Rights of Holders of Class B Common Stock

In addition to any other vote required by law or by VMware’s certificate of incorporation, until the first date on which EMC ceases to beneficially own 20% or more of the outstanding shares of VMware’s common stock, the prior affirmative vote or written consent of EMC as the holder of the Class B common stock is required (subject in each case to certain exceptions) in order to authorize VMware to:

•	consolidate or merge with any other entity;

•	acquire the stock or assets of another entity in excess of $100 million;

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	issue any stock or securities except to VMware’s subsidiaries or pursuant to this offering or VMware’s employee benefit plans;

•	dissolve, liquidate or wind VMware up;

•	declare dividends on VMware’s stock;

•	enter into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to EMC’s; and

•	amend, terminate or adopt any provision inconsistent with certain provisions of VMware’s certificate of incorporation or bylaws.

Preferred Stock

Subject to the approval of the Class B stockholders, and subject to any requirements of the New York Stock Exchange, or any applicable national securities exchange, VMware’s series preferred stock may be issued from time to time in one or more series, with such terms as VMware’s board of directors may determine.

Equity Plans

VMware employees participate in the EMC Corporation 2003 Stock Plan (the “2003 Plan”) which provides for the grant of stock options, stock appreciation rights, restricted stock and restricted stock units. The exercise price for a stock option shall not be less than 100% of the fair market value of EMC’s common stock on the date of grant. Options generally become exercisable in annual installments over a period of three to five years after the date of grant and expire ten years after the date of grant. Incentive stock options will expire no later than ten years after the date of grant. Restricted stock is common stock that is subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions. Awards of restricted stock that vest only by the passage of time will not vest fully in less than three years after the date of grant.

In addition to the 2003 Plan, VMware employees have participated in EMC’s three employee stock option plans (the “1985 Plan,” the “1993 Plan” and the “2001 Plan”). Under the terms of each of the three plans, the exercise price of incentive stock options issued must be equal to at least the fair market value of EMC’s common stock on the date of grant. In the event that non-qualified stock options are granted under the 1985 Plan, the exercise price may be less than the fair market value at the time of grant, but in the case of employees not subject to Section 16 of the Securities Exchange Act of 1934, not less than par value (which is $0.01 per share), and in the case of employees subject to Section 16, not less than 50% of the fair market value on the date of grant. In the event that non-qualified stock options are granted under the 1993 Plan or the 2001 Plan, the exercise price may be less than the fair market value at the time of grant but not less than par value.

Employee Stock Purchase Plan

Under EMC’s 1989 Employee Stock Purchase Plan (the “1989 Plan”), eligible VMware employees may purchase shares of EMC’s common stock through payroll deductions at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares are granted twice yearly, on January 1 and July 1, and are exercisable on the succeeding June 30 or December 31. In 2006, 2005 and 2004, 1.0 million shares, 0.5 million shares and 0.3 million shares, respectively, were purchased under the 1989 Plan by VMware employees at a weighted-average purchase price per share of $9.32, $11.61 and $9.58, respectively. Total cash proceeds to EMC from the purchase of shares under the 1989 Plan by VMware employees in 2006, 2005 and 2004 were $9.0 million, $5.3 million and $3.2 million, respectively.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options

The following tables summarize option activity for VMware employees in EMC stock options (shares in thousands):

	Number of Shares	Wtd. Avg. Exercise Price
VMware options exchanged for EMC options at January 8, 2004 (see Note A)	6,311	$1.59
Options relating to employees transferred from EMC	122	24.10
Granted	4,917	11.69
Forfeited	(469)	6.46
Expired	(39)	13.08
Exercised	(1,467)	1.22

Outstanding, December 31, 2004	9,375	6.95
Options relating to employees transferred from EMC	128	22.04
Granted	3,442	13.84
Forfeited	(1,021)	9.26
Expired	(11)	9.42
Exercised	(1,328)	3.41

Outstanding, December 31, 2005	10,585	9.59
Options relating to employees transferred from EMC	293	23.59
Options exchanged in a business acquisition	265	0.40
Granted	4,941	12.51
Forfeited	(847)	12.22
Expired	(114)	14.80
Exercised	(1,298)	2.35

Outstanding, December 31, 2006	13,825	11.23

Options relating to employees transferred from EMC (unaudited)	354	25.22
Granted (unaudited)	879	13.91
Forfeited (unaudited)	(207)	12.71
Expired (unaudited)	(14)	13.06
Exercised (unaudited)	(291)	3.79

Outstanding, March 31, 2007 (unaudited)	14,546	11.86

The total pre-tax intrinsic values of options exercised for the three months ended March 31, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004 were $3.0 million (unaudited), $3.6 million (unaudited), $13.2 million, $13.6 million and $17.3 million, respectively. Cash proceeds from the exercise of stock options paid to EMC were $1.1 million (unaudited), $1.0 million (unaudited), $3.0 million, $4.5 million and $1.8 million for the three months ended March 31, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004, respectively.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized information about stock options outstanding that are expected to vest and stock options exercisable at March 31, 2007 (unaudited) is as follows (shares and intrinsic values in thousands):

	Options Outstanding and Expected to Vest				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Aggregate Intrinsic Value	Number of Options	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Aggregate Intrinsic Value
$ 0.01 - $ 5.00	1,887	5.90	$1.29	$23,699	1,724	5.68	$1.37	$21,514
$ 5.01 - $10.00	932	8.63	9.22	4,313	159	4.81	6.47	1,172
$10.01 - $15.00	9,112	8.33	12.98	8,852	2,197	7.35	12.55	3,104
$15.01 - $20.00	61	4.42	16.73	—	61	4.42	16.73	—
$20.01 - $30.00	25	2.38	27.49	—	25	2.38	27.49	—
$30.01 - $50.00	139	3.25	34.77	—	139	3.25	34.77	—
$50.01 - $70.00	72	3.01	60.61	—	72	3.01	60.61	—
$70.01 - $90.00	49	3.49	82.91	—	49	3.49	82.91	—

	12,277	7.84	11.75	$36,864	4,426	6.30	10.37	$25,790

Expected forfeitures	2,269

Total options outstanding	14,546

The aggregate intrinsic values in the preceding table represent the total pre-tax intrinsic values based on EMC’s closing stock price of $13.85 as of March 31, 2007 which would have been received by the option holders had all in-the-money options been exercised as of that date.

Summarized information about stock options outstanding that are expected to vest and stock options exercisable at December 31, 2006 is as follows (shares and intrinsic values in thousands):

	Options Outstanding and Expected to Vest				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Aggregate Intrinsic Value	Number of Options	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Aggregate Intrinsic Value
$ 0.01 - $ 5.00	2,100	6.00	$1.29	$25,021	1,913	5.77	$1.37	$22,641
$ 5.01 - $10.00	893	9.17	9.34	3,451	136	4.87	6.56	902
$10.01 - $15.00	8,700	8.48	12.89	5,368	2,026	7.58	12.45	2,081
$15.01 - $20.00	39	5.01	16.46	—	38	4.61	16.57	—
$20.01 - $30.00	25	2.63	27.49	—	25	2.63	27.49	—
$30.01 - $50.00	68	3.58	35.52	—	68	3.58	35.52	—
$50.01 - $70.00	12	3.17	59.59	—	12	3.17	59.59	—
$70.01 - $90.00	45	3.71	83.85	—	45	3.71	83.85	—

	11,882	8.02	11.06	$33,840	4,263	6.51	8.67	$25,624

Expected forfeitures	1,943

Total options outstanding	13,825

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate intrinsic values in the preceding table represent the total pre-tax intrinsic values based on EMC’s closing stock price of $13.20 as of December 31, 2006 which would have been received by the option holders had all in-the-money options been exercised as of that date.

Restricted Stock

The following tables summarize restricted stock activity for grants to VMware employees of EMC restricted stock in 2006, 2005 and 2004 (shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock at January 8th, 2004	—	$—
Granted	978	12.33

Outstanding, December 31, 2004	978	12.33
Granted	7,718	14.04
Vested	(622)	12.76
Forfeited	(172)	13.40

Outstanding, December 31, 2005	7,902	13.94
Granted	3,303	12.19
Vested	(1,967)	13.70
Forfeited	(425)	13.94

Restricted stock at December 31, 2006	8,813	13.34
Granted (unaudited)	48	13.93
Vested (unaudited)	(1,901)	14.01
Forfeited (unaudited)	(59)	13.16

Restricted stock at March 31, 2007 (unaudited)	6,901	13.16

The total fair values of EMC restricted stock that vested in the three months ended March 31, 2007 and 2006, and the years ended December 31, 2006 and 2005 were $26.6 million (unaudited), $8.7 million (unaudited), $26.9 million and $7.9 million, respectively.

The EMC restricted stock awards have various vesting terms, including pro rata vesting over three years and cliff vesting at the end of five years from the date of grant with acceleration in each of the first three or four years for achieving specified performance criteria.

As of December 31, 2006, 8.8 million shares of EMC restricted stock were outstanding and unvested, with an aggregate intrinsic value of $117.6 million and a weighted average remaining contractual life of approximately 3.7 years. These shares are scheduled to vest through 2011. As of March 31, 2007, 6.9 million (unaudited) shares of EMC restricted stock were outstanding and unvested, with an aggregate intrinsic value of $90.8 million (unaudited) and a weighted average remaining contractual life of approximately 3.6 years (unaudited). These shares are scheduled to vest through 2011.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Adopting FAS No. 123R

The following table summarizes the components of total stock-based compensation expense included in VMware’s consolidated income statement for the three months ended March 31, 2007 (table in thousands):

	Three Months Ended March 31, 2007 (unaudited)
	Stock Options	Restricted Stock	Total Stock-Based Compensation
Cost of license sales	$25	$11	$36
Cost of services revenues	260	234	494
Research and development	1,274	5,118	6,392
Sales and marketing	1,259	1,685	2,944
General and administrative	435	1,343	1,778

Stock-based compensation expense before income taxes	3,253	8,391	11,644
Income tax benefit	1,062	1,862	2,924

Total stock-based compensation, net of tax	$2,191	$6,529	$8,720

Stock option expense includes $0.7 million (unaudited) of expense associated with the EMC employee stock purchase plan.

The following table summarizes the components of total stock-based compensation expense included in VMware’s consolidated income statement in 2006 (table in thousands):

	Year Ended December 31, 2006
	Stock Options	Restricted Stock	Total Stock-Based Compensation
Cost of license sales	$80	$19	$99
Cost of services revenues	1,248	1,136	2,384
Research and development	4,095	22,247	26,342
Sales and marketing	4,704	7,316	12,020
General and administrative	2,500	7,881	10,381

Stock-based compensation expense before income taxes	12,627	38,599	51,226
Income tax benefit	2,327	9,902	12,229

Total stock-based compensation, net of tax	$10,300	$28,697	$38,997

Stock option expense includes $2.5 million of expense associated with the EMC employee stock purchase plan.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the adoption of FAS No. 123R, VMware recorded to the income statement, a cumulative effect adjustment, net of taxes, of $0.2 million to record an amount for the reversal of the previously recognized compensation expense related to outstanding restricted stock awards that are not expected to vest based on an estimate of forfeitures as of the date of adoption of FAS No. 123R. Additionally, VMware recorded to stockholder’s equity, a cumulative effect adjustment, net of taxes, of $1.1 million to capitalize amounts associated with software development costs that were previously capitalized in VMware’s pro forma compensation disclosures.

For the three months ended March 31, 2007 and 2006, and for the years ended December 31, 2006 and December 31, 2005 VMware capitalized $0.9 million (unaudited), $5.3 million (unaudited), $8.8 million and $3.5 million, respectively, of equity-based compensation expense associated with capitalized software development. For the three months ended March 31, 2007, VMware capitalized $0.3 million (unaudited) of equity-based compensation expense associated with software developed for internal use.

As of December 31, 2006, the total unrecognized after-tax compensation cost for stock options, restricted stock and options under the employee stock purchase plan was $97.6 million. This non-cash expense will be recognized through 2011 with a weighted average remaining period of 1.4 years.

As a result of adopting FAS No. 123R, VMware’s income before taxes and net income in 2006 were $4.9 million and $1.5 million lower, respectively, than if VMware had continued to account for share-based compensation under APB No. 25. Basic and diluted earnings per share in 2006 would have been $0.01 higher if VMware had not adopted FAS No. 123R.

For the periods prior to 2006, VMware elected to apply APB No. 25 and related interpretations in accounting for VMware’s stock-based compensation plans. For the acquisition of VMware by EMC, VMware exchanged the options held by VMware employees for EMC options as of the acquisition date. In accordance with APB No. 25, VMware recognized the fair value of the exchanged options as part of the purchase price. VMware also recorded the intrinsic value of the unvested options as compensation expense over the remaining service period subsequent to the acquisition.

For purposes of determining the pro forma impact of FAS No. 123 for 2005 and 2004, the Company’s policy was to record the amount by which the fair value of the vested and unvested EMC stock awards exceeded the value of the acquirees’ options that were being exchanged. The difference in the fair value of the EMC options exchanged as compared to the fair value of the options held by VMware’s employees was insignificant.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of net income per weighted average share had VMware adopted the fair value recognition provisions of FAS No. 123 in 2005 and 2004 (table in thousands, except per share amounts):

	For the Year Ended December 31, 2005	For the Period from January 9, 2004 to December 31, 2004
Net income	$66,775	$16,781

Add back: Stock compensation costs, net of tax, on stock-based awards	21,423	16,458
Less: Stock compensation costs, net of taxes, had stock compensation expense been measured at fair value	(15,133)	(3,645)

Adjusted stock compensation expense per FAS No. 123, net of taxes	6,290	12,813

Adjusted net income	$73,065	$29,594

Net income per weighted average share, basic and diluted—as reported	$0.20	$0.05

Adjusted net income per weighted average share, basic and diluted	$0.22	$0.09

The fair value of each option granted during the three months ended March 31, 2007, and for the years ended December 31, 2006, 2005 and 2004 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended March 31, 2007	For the Year Ended December 31,		For the Period from January 9, 2004 to December 31, 2004
		2006	2005
	(unaudited)
Stock Options
Dividend yield	None	None	None	None
Expected volatility	30.1%	34.4%	40.8%	52.8%
Risk-free interest rate	4.7%	4.8%	4.0%	3.6%
Expected life (in years)	4.2	4.0	4.0	4.8
Weighted-average fair value at grant date	$4.45	$4.28	$5.22	$5.71

	Three Months Ended March 31, 2007	For the Year Ended December 31,		For the Period from January 9, 2004 to December 31, 2004
		2006	2005
	(unaudited)
Employee Stock Purchase Plan
Dividend yield	None	None	None	None
Expected volatility	25.2%	27.6%	42.1%	49.5%
Risk-free interest rate	5.04%	4.9%	3.0%	1.4%
Expected life (in years)	0.5	0.5	0.5	0.5
Weighted-average fair value at grant date	$3.03	$2.86	$3.95	$3.48

Expected volatilities are based on historical and implied volatilities from traded options in EMC’s stock. VMware uses EMC historical data to estimate the expected term of options granted within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

J. Related Party Transactions

For the three months ended March 31, 2007 and the year ended December 31, 2006, VMware recognized professional service revenue of $4.1 million (unaudited), and $1.4 million for services provided to EMC pursuant to contractual agreements with EMC.

For the three months ended March 31, 2007 and 2006, and the years ended December 31, 2006 and 2005, VMware purchased $0.6 million (unaudited), $0.7 million (unaudited), $2.9 million and $0.6 million, respectively, of storage systems from EMC. The purchase amounts represent EMC’s cost.

The financial statements include expense allocations for certain corporate functions provided by EMC, including accounting, treasury, tax, legal and human resources. These allocations were based on estimates of the level of effort or resources incurred on VMware’s behalf. The total costs allocated from EMC were $2.3 million (unaudited) and $1.3 million (unaudited) for the three months ended March 31, 2007 and 2006, respectively, and $5.1 million in 2006, $5.3 million in 2005 and $4.5 million in 2004. Additionally, certain other costs incurred by EMC for VMware’s direct benefit, such as rent, salaries and benefits have been included as expenses in VMware’s financial statements. The total of these other costs were $20.2 million (unaudited) and $10.5 million (unaudited) for the three months ended March 31, 2007 and 2006, respectively, and $63.7 million in 2006, $27.1 million in 2005 and $7.3 million in 2004. As part of VMware’s tax sharing arrangement, VMware paid EMC income taxes of $63.1 million and $6.6 million in 2006 and 2005, respectively, which differed from the amounts owed on a separate return basis. The difference between these amounts is presented as a component of stockholder’s equity. VMware earned interest income on VMware’s intercompany balance from EMC in the amount of $1.3 million (unaudited), $0.8 million and $2.6 million for the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005, respectively. For the three months ended March 31, 2006, VMware incurred interest expense on VMware’s intercompany balance to EMC in the amount of $0.1 million (unaudited). VMware’s interest income and VMware’s expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the financial statements.

K. Risks and Uncertainties

VMware’s future results of operations involve a number of risks and uncertainties. Factors that could affect VMware’s future operating results and cause actual results to vary materially from expectations include, but are not limited to: uncertainty in the potential market for VMware’s products; increasing competition; the need for cooperation of operating system and hardware vendors; restrictions imposed upon VMware by EMC; reliance on distributors, resellers, x86 system vendors and systems integrators, dependence on VMware’s existing management and key personnel; and protection of VMware’s intellectual property rights.

L. Segment Information

VMware operates in one reportable segment in accordance with the provisions of SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.” Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The chief operating decision maker is the President and Chief Executive Officer. VMware operates in one segment, therefore all financial segment information required by SFAS No. 131 can be found in the condensed consolidated financial statements.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues by geographic area are as follows (table in thousands):

	Three Months Ended March 31,		Year Ended December 31,		For the Period from January 9, 2004 to December 31, 2004
	2007	2006	2006	2005
	(unaudited)
United States	$136,443	$66,683	$391,614	$209,600	$119,304
International	122,252	62,394	312,290	177,474	99,452

Total	$258,695	$129,077	$703,904	$387,074	$218,756

Long-lived assets, excluding financial instruments and deferred tax assets in the United States were $685.5 million (unaudited) at March 31, 2007, $694.0 million at December 31, 2006 and $628.9 million at December 31, 2005. No country other than the United States accounted for 10% or more of these assets at March 31, 2007, December 31, 2006 or 2005. Long-lived assets, excluding financial instruments and deferred tax assets, internationally were $18.8 million (unaudited) at March 31, 2007, $5.5 million at December 31, 2006 and $1.0 million at December 31, 2005.

VMware groups its products into portfolios that are categorized into the following classes:

Virtualization Platforms Products. The Company’s virtualization platforms include a hypervisor for system partitioning that provides the capability to safely, securely and efficiently run multiple operating systems simultaneously on the same physical machine. The platforms products include VMware Player, VMware Workstation, VMware Server, VMware ESX Server, VMware Virtual SMP, and VMware VMFS products.

Virtual Infrastructure Management and Automation Products. The Company’s virtual infrastructure management and automation products utilize the unique benefits of its virtualization platforms to automate system infrastructure services, such as resource management, availability, mobility and security, manage a virtualized environment and automate the interaction between various IT constituencies and the virtual infrastructure for a specific set of point solutions. They include VMware ACE, VMware VCB, VMware HA, VMware DRS, VMware VMotion, VMware VirtualCenter, VMware Lab Manager, VMware VDI, VMware Converter, VMware Capacity Planner.

Revenues by class of products or services were as follows:

	Year Ended December 31,		For the Period from January 9, 2004 to December 31, 2004
	2006	2005
Virtualization platform products	$281,336	$204,697	$147,960
Virtual infrastructure automation and management products	210,566	82,309	30,913

License revenues	491,902	287,006	178,873
Services revenues	212,002	100,068	39,883

Total	$703,904	$387,074	$218,756

One distributor accounted for 23% (unaudited), 28% (unaudited), 29%, 30%, and 27% of revenues in the three months ended March 31, 2007 and 2006, and the years ended December 31, 2006, 2005, and 2004, respectively. One channel partner accounted for 11% (unaudited) of revenue in the three months ended March 31, 2007.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

M. Subsequent Events

In April 2007, VMware acquired all of the capital stock of a privately-held company for $24.2 million. Through the acquisition VMware advanced VMware’s desktop virtualization efforts. The acquired company provides software that connects users to their desktop deployed on VMware Infrastructure.

In April 2007, VMware declared an $800.0 million dividend to EMC. The dividend was paid in the form of a note. The note matures in April 2012 and bears an interest rate of the 90-day LIBOR plus 55 basis points, with interest payable quarterly in arrears commencing June 30, 2007. The note may be repaid, without penalty, at any time commencing July 2007. This dividend has been given retroactive effect as of December 31, 2006 in the accompanying consolidated balance sheet. The dividend was first applied against retained earnings until that was reduced to zero, then applied against additional paid-in-capital until that was reduced to zero, with the remainder then allocated using a reduction of retained earnings.

In April 2007, VMware entered into an agreement to acquire all of the capital stock of a privately-held offshore software development company for aggregate cash consideration of less than $10 million. VMware entered into the acquisition as part of its efforts to expand its software development operations.

In June 2007, VMware adopted the 2007 Equity and Incentive Plan. Awards under the 2007 Plan may be in the form of stock options or other stock-based awards including awards of restricted stock. The maximum number of shares of the VMware’s Class A common stock reserved for the grant or settlement of awards under the 2007 Plan is 80 million. The exercise price for a stock option awarded under the 2007 Plan shall not be less than 100% of the fair market value of our common stock on the date of the grant. Most options granted under the 2007 Plan vest 25% after the first year and then monthly thereafter over the following three years. In June and July 2007, VMware’s Compensation and Corporate Governance Committee made broad-based grants of these options to purchase 35,679,411 shares of Class A common stock with an exercise price of $23.00 per share and, in July 2007, made grants of these options to purchase 365,740 shares of Class A common stock with an exercise price of $25.00 per share. Certain options that may be granted to non-employee directors under the 2007 Plan are exercisable immediately, terminate if not exercised within one year and vest one-third on the first three anniversaries of the grant. In June 2007, VMware’s Compensation and Corporate Governance Committee made grants of these options to purchase 120,000 shares of Class A common stock with an exercise price of $23.00 per share. All options expire six years from the date of grant. VMware’s Compensation and Corporate Governance Committee also issued 537,676 restricted stock units under the 2007 Plan, 433,216 of which have terms that provide for 3-year cliff vesting, with performance acceleration in each of the first three years following achievement of certain performance goals, and 85,000 of which will vest (or not vest) based upon VMware’s achievement of certain performance goals. The remaining restricted stock units will vest ratably over four years from the date of the grant. The fair value of these awards is approximately $263.5 million which will be recognized over the awards’ vesting periods.

VMware performed a contemporaneous valuation each time an equity grant of common stock was made. In determining the fair value of the equity, VMware analyzed general market data, including economic, governmental and environmental factors; considered its historic, current and future state of its operations; analyzed its operating and financial results; analyzed its forecasts; gathered and analyzed available financial data for publicly traded companies engaged in the same or similar lines of business to develop appropriate valuation multiples and operating comparisons, and analyzed other facts and data considered pertinent to the valuation to arrive at an estimated fair value.

VMware utilized both the income approach and the market approach in estimating the value of the equity. The market approach estimates the fair value of a company by applying to the company’s historical and/or

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

projected financial metrics market multiples of the corresponding financial metrics of publicly traded firms in similar lines of business. The use of the market approach requires judgments regarding the comparability of companies that are similar to VMware. If different comparable companies had been used, the market multiples and resulting estimates of the fair value of our stock also would have been different. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If different discount rates or other assumptions had been used, the resulting estimates of the fair value of our stock would have been different. Due to the prospect of an imminent public offering, VMware did not apply a marketability discount in carrying out either approach. Further, VMware did not apply a minority interest discount in concluding on fair value.

In reaching its estimated valuation range, VMware considered the indicated values derived from each valuation approach in relation to the relative merits of each approach, the suitability of the information used, and the uncertainties involved. The results of the approaches overlapped, with the income approach results falling within a narrower range, which VMware ultimately relied on in its concluding estimate of value.

In addition to the aforementioned analysis, with respect to grants of options to purchase Class A common stock with a per share exercise price of $23.00, the Company believes that the fair value of its equity at that time was further substantiated by the arm’s-length transaction with Intel Capital (described below) whereby Intel agreed to purchase 9.5 million shares of VMware’s Class A common stock at $23.00 per share, subject to adjustment if the price in the offering is below $23.00 per share. VMware believes that the fair value of its equity at the time of the grant of options at $25.00 per share was substantiated by the contemporaneous arm’s-length transaction whereby Cisco (described below) agreed to purchase 6.0 million shares of VMware’s Class A common stock from EMC at $25.00 per share.

The fair value of each VMware option granted at $23.00 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Risk-free interest rate	5.0%
Expected dividend yield	0%
Expected life	3.4 years
Expected volatility	39.2%

The fair value of each VMware option granted at $25.00 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Risk-free interest rate	4.8%
Expected dividend yield	0%
Expected life	3.4 years
Expected volatility	38.2%

The computation of expected volatility was based on the historical and implied volatility of comparable companies, considering factors such as industry, stage of life cycle, size and financial leverage. The expected term was calculated based on the historical experience of VMware employees have had with EMC stock option grants, as well as the expected term of similar grants of comparable companies. The risk free interest rate was based on a treasury instrument whose term is consistent with the expected life of the stock options.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2007, VMware entered into a stock purchase agreement with Intel Capital, pursuant to which Intel Capital has agreed to purchase 9.5 million shares of our Class A common stock at $23.00 per share for an aggregate offering price of $218.5 million, subject to the expiration of the applicable waiting period under the HSR Act and the satisfaction of other customary closing conditions, including the absence of a material adverse change. If VMware does not complete an underwritten public offering with an aggregate price to the public of at least $250.0 million on or before December 31, 2007, Intel Capital will have the right to exchange its Class A common stock for shares of Series A redeemable preferred stock, the terms of which will be designated prior to the closing of the Intel investment. VMware has also entered into an investor rights agreement with Intel Capital pursuant to which Intel Capital will have certain registration and other rights as a holder of VMware’s Class A common stock.

In July 2007, VMware was a party to a stock purchase agreement with Cisco and EMC, pursuant to which Cisco has agreed to purchase 6.0 million shares of our Class A common stock from EMC at $25.00 per share for an aggregate offering price of $150.0 million, subject to the expiration of the applicable waiting period under the HSR Act, the completion of the initial public offering of VMware’s Class A common stock and the satisfaction of other customary closing conditions. VMware will receive no proceeds from this transaction. If the closing conditions are not satisfied before December 31, 2007, Cisco and EMC will each have the right to terminate this stock purchase agreement. VMware has also entered into an investor rights agreement with Cisco pursuant to which Cisco will have certain registration rights as a holder of VMware’s Class A common stock. VMware has also agreed to consider the appointment of a Cisco executive to its board of directors at a future date.

VMWARE, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Allowance for Bad Debts	Balance at Beginning of Period	Allowance for Bad Debts Charged to Selling, General and Administrative Expenses	Charged to Other Accounts	Bad Debts Write-Offs	Balance at End of Period
Year ended December 31, 2006 allowance for doubtful accounts	$1,589	$763	$—	$(213)	$2,139
Year ended December 31, 2005 allowance for doubtful accounts	1,477	202	—	(90)	1,589
Period from January 9, 2004 to December 31, 2004 allowance for doubtful accounts	355	1,224	—	(102)	1,477

33,000,000 Shares

VMware, Inc.

Class A Common Stock

P R O S P E C T U S

August 13, 2007

Citi	JPMorgan	Lehman Brothers

Credit Suisse	Merrill Lynch & Co.	Deutsche Bank Securities